8

06015843

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shinsei Bank

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 08 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34775 FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/8/06

Exhibit A-1(
82-3477



3-31-06
AR/S

SHINSEI BANK

Annual Report 2006

Better Banking

Focused

Business Line Ordinary Business Profit


77.5
59.3
17.1
5.9
7.6
2.5
(5.0)
3/2005
3/2006

Institutional banking
Consumer and commercial finance
Retail banking

Growing Three Business Pillars

Shinsei Bank's focus on strengthening its long-term earnings power is reflected in its consistent growth in ordinary business profit (OBP). Fiscal 2005 OBP was ¥137.7 billion, up from ¥81.9 billion a year ago. Over the past two years, OBP has grown at a compound annual growth rate of 58%.

Consolidated Total Shareholders' Equity and Capital Adequacy Ratio


(Billions of yen)
(%)
24
730.0
786.6
855.3
21.1%
11.8%
15.5%
750
500
250
0
18
12
6
0
3/2004
3/2005
3/2006

Total shareholders' equity
Capital adequacy ratio

Strong

Profile (Consolidated)

(As of March 31, 2006)

Establishment	December 1952
Total Assets	¥9,405.0 billion
Deposits, including Negotiable Certificates of Deposit	¥4,071.7 billion
Debentures and Corporate Bonds	¥1,316.9 billion
Loans and Bills Discounted	¥4,087.5 billion
Securities	¥1,494.4 billion
Total Shareholders' Equity	¥855.3 billion

Total Capital Adequacy Ratio	15.5%
Tier I Capital Ratio	10.3%
Number of Employees:	
Consolidated:	5,407
Non-Consolidated:	2,094
Branches: (Non-Consolidated)	
Domestic:	29 Branches, including Head Office; 9 Annexes
Overseas:	1 Branch; 1 Representative Office

Forward-Looking Statements

This annual report contains statements that constitute forward-looking statements. These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations, and/or the current belief or current expectations of our officers with respect to the results of our operations and the financial condition of the Bank and its subsidiaries. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Our forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ from those in such forward-looking statements as a result of various factors.

Creative

Efficient Capital for Growth

Underpinning Shinsei's fundamental business growth is a disciplined approach to managing capital efficiency. As at March 31, 2006, the consolidated capital adequacy ratio was 15.5%. Tier I capital ratio was 10.3%.

Consolidated Total Revenue and Non-Interest Income



(%)
320
240
160
80
0
80
60
40
20
0
53.7%
69.9%
273.4
191.1
177.8
110.9
123.5
66.3
3/2004
3/2005
3/2006
Total revenue
Non-interest income
Non-interest income as a percentage of total revenue

Revenue Diversification

Flexibility, quality and innovation are fundamental components of the Shinsei approach. Shinsei has the ability to nimbly enter new markets and provide new services that customers want. Proactively developing these high-quality, value-added products has driven continued diversification of revenue. Non-interest income again increased in Fiscal 2005 to 69.9% of consolidated total revenue.



日盛金控 與 新生銀行
策略聯盟簽約儀式 暨 記者

Strategic partnership with Jih Sun Financial Holding Co., Ltd.



Launch of SHINSEI BANK DĒLONGI CAFÉ

Contents

Consolidated Financial Highlights 2
Summary of Events 3
To Our Shareholders, Customers and Employees 4
A Tribute to Mr. Masamoto Yashiro 11
The Shinsei Bank Management Team 12
Shinsei Vision and Values 13
Shinsei Bank's Three Pillar Strategy 14
Institutional Banking Business:
Developing a Unique Hybrid Banking Model 15
Consumer and Commercial Finance Business:
Consolidation of the Third Business Pillar 20
Retail Banking Business:
Empowering the Customer 24
Banking Infrastructure Group:
Builder and Driver of Business Growth 29
Fulfilling Shinsei Bank's Social Responsibility 32
Financial Section 38
Organization 135
Directors and Executives / Advisors / Employees 136
Major Subsidiaries and Affiliates 137
Corporate Information 138
Web Site 139

Consolidated Financial Highlights

Driving greater growth from a wider business base

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2006 and 2005

	Billions of yen		Millions of U.S. dollars
	2005	2006	2006
For the year:			
Net interest income	¥ 66.8	¥ 82.2	$ 700.6
Net fees and commissions	32.4	45.4	387.3
Net trading income	23.9	27.5	234.2
Net other business income	54.5	118.0	1,005.3
Total revenue	177.8	273.4	2,327.4
Net income	67.4	76.0	647.8
Cash basis net income	74.7	101.9	867.6
Balances at year-end:			
Loans and bills discounted	¥3,430.4	¥4,087.5	$34,796.6
Total assets	8,576.3	9,405.0	80,063.1
Deposits, including negotiable certificates of deposit	3,452.8	4,071.7	34,662.1
Debentures	1,242.6	1,018.9	8,673.8
Total liabilities	7,735.7	8,287.8	70,552.8
Total shareholders' equity	786.6	855.3	7,281.3
Per share data (in yen and U.S. dollars):			
Common shareholders' equity	¥ 329.65	¥ 380.20	$ 3.24
Fully diluted shareholders' equity	390.06	421.62	3.59
Basic net income	46.78	53.16	0.45
Diluted net income	34.98	37.75	0.32
Dividends paid per common share	2.58	2.96	0.03
Cash basis per share data (in yen and U.S. dollars):			
Basic net income	¥ 52.15	¥ 72.16	$ 0.61
Diluted net income	38.76	50.55	0.43
Ratios:			
Return on assets	0.9 %	0.8 %	
Return on equity (fully diluted)	8.9	9.3	
Tier I capital ratio	7.0	10.3	
Total capital adequacy ratio	11.8	15.5	

Notes:
(1) Since all yen figures have been truncated rather than rounded, the totals do not necessarily agree with the sum of the individual amounts. Ratios have been rounded.
(2) Unless otherwise specified, dollar figures in this annual report refer to U.S. currency and are presented solely for the readers' convenience. U.S. dollar amounts are translated at ¥117.47=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2006.
(3) Cash basis net income is calculated by excluding amortization of consolidation (acquired) goodwill and intangible assets, net of tax benefit, from net income under Japanese GAAP.
(4) Fully diluted shareholders' equity per share is calculated by dividing shareholders' equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price within the predetermined range at the end of the period.
(5) Return on assets is calculated by dividing net income by the average of total assets at the beginning and end of the period presented.
(6) Return on equity (fully diluted) is calculated by dividing net income by the average of fully diluted shareholders' equity at the beginning and end of the period presented.

Summary of Events

Fiscal 2005: A landmark year for Shinsei Bank

2000	March	New bank launched
	June	Changed name from The Long-Term Credit Bank of Japan, Limited (LTCB), to Shinsei Bank, Limited
		Introduced a management information system (MIS)
2001	May	Operations of Shinsei Securities Co., Ltd., commenced
	June	Launched new retail banking services
		Launched *PowerFlex* comprehensive account, internet banking and 24/7 ATM service
2002	January	Established Institutional Banking Group
	February	Began offering *PowerSmart* housing loan
	October	Launched annuities for individuals
	December	Arranged first non-performing loan (NPL) securitization transaction by a Japanese bank
		Launched new real estate non-recourse loan finance program, enabling small-scale deals
2003	April	Operations of Shinsei Investment Management Co., Ltd. (SIM), commenced
	September	Established Hibiya Kids Park, an on-site children's day care center—the first among Japanese banks—for Head Office staff
		Received *The Banker*'s 2003 Bank of the Year for Japan award
	November	Selected as sponsor of corporate revitalization process for Matsuyadenki Co., Ltd.
	December	Received *IFR*'s 2003 awards for best securitization deal and team
2004	January	Received *Nikkei Bonds & Financial Weekly*'s 2003 Best Securitized Product award
	February	Listed the Bank's common shares on First Section of Tokyo Stock Exchange
		Acquired consumer installment credit business of Teijin Finance Limited
	March	Entered into an advisory services agreement with Taiwan's Chiao Tung Bank (CTB) Co., Ltd.
	April	Converted the Bank's long-term credit bank charter to an ordinary bank charter
	May	Retail accounts reached one million
	June	Converted to a Company with Committees board model
	July	Received *THOMSON DealWatch*'s IPO of the Year 2003 award for the stock listing and Asset-Backed Securities Deal of the Year 2003 award for multi-asset housing loan securitization
		Received *EUROMONEY*'s Best Bank in Japan 2004 award
	August	Securitized Mizuho Bank Ltd.'s head office and Otemachi Financial Center
	September	Acquired a controlling interest in APLUS Co., Ltd.
		Issued the first collateralized debt obligation (CDO) repackage securitization of commercial mortgage-backed securities (CMBS)
	October	Launched a securitization program for medical receivables
	December	Launched Shinsei *BankSpot*, a new type of mini-branch, in Ginza
2004		Received the following awards for Synergy Funding: • *IFR*'s Deal of the Year • *Asiamoney*'s Most Innovative Deal in Japan • *ISR*'s Deal of the Year in Japan • *FinanceAsia*'s Deal of the Year
2005	January	Announced sales of the Bank's common shares
	March	Acquired a controlling interest in Showa Leasing Co., Ltd.
		Installed ATMs at Tokyo Metro Co., Ltd., subway stations
	April	Received *THOMSON Dealwatch*'s Commercial Mortgage-Backed Securities of the Year 2004 award for Cosmic Funding
	May	Operations of Shinsei International Limited commenced
		Opened Chikusa *BankSpot* in Nagoya
	June	Launched 32 color cash cards campaign
		Launched online securities brokerage agent services with Rakuten Securities, Inc.
		Formed an affiliation with NORD/LB and WestLB AG for non-performing loan business in Germany
	July	Launched non-recourse loans for fee-based senior care facilities
	August	Opened Shinjuku South *BankSpot*
		Formed an alliance with Credit Suisse Life Insurance Co., Ltd.
	September	Opened *BankSpots* in Hankyu-Umeda and Shinsaibashi in Osaka
	November	Launched *PowerBuilder*, an automatic installment type foreign currency time deposit
		Commenced multi-seller whole business securitization program
	December	Acquired all shares of Aioi Insurance Company of Europe Limited
2006	January	Reached an agreement to establish Rakuten Mortgage Co., Ltd., with Rakuten, Inc.
	February	Opened "SHINSEI BANK DÉLONGHI CAFÉ" at Omotesando Hills
		Issued preferred securities and subordinated notes outside Japan
		Signed an agreement for a non-performing loan servicing company joint venture with Woori F&I in Korea
	March	Launched *PowerSmart* Home Mortgage Loan (Long-Term Fixed Rate Type)
		APLUS acquired Zen-Nichi Shinpan Co., Ltd.
	April	Expanded Saturday banking service at Shinjuku, Ikebukuro and Yokohama SFCs
		Launched Office of CLO
		Announced formation of an M&A advisory service joint venture in Japan with the Macquarie Group
	May	Opened Omotesando Hills Financial Center
		Agreed to make a strategic investment in Jih Sun Financial Holding Co., Ltd., in Taiwan
	June	Opened Nihombashi Financial Center

To Our Shareholders, Customers and Employees



Thierry Porté, President and CEO Junji Sugiyama, Vice Chairman

Six years ago, under the inspired leadership of our first CEO, Masamoto Yashiro, Shinsei Bank embarked on a challenging journey to regain its financial health and to establish its position as a leading player in the Japanese market. The ensuing years produced what can now be described as one of the most successful turnarounds in Japanese banking history. Shinsei Bank transformed itself from a traditional long-term credit bank to a modern financial services group that is performing successfully in a large and competitive market by providing an expanding range of innovative solutions to meet the needs of a growing and increasingly profitable customer base.

Shinsei Bank is now entering a new stage of transformation designed to achieve long-term sustainable growth based on continued expansion and development of profitable business lines with a strong customer focus. Shinsei is cross-selling to increase product penetration and customer profitability and is further strengthening the Shinsei Bank brand while expanding its presence both organically and through selective acquisitions.

Progress in all these areas was evident during fiscal 2005. The establishment of three solid business pillars supported by a robust risk management capability, advanced information technology infrastructure and strong corporate governance, will allow Shinsei Bank to take full advantage of the many opportunities that will arise as the Japanese economic recovery and market confidence gather momentum.

Fiscal 2005: A Year of Consolidation and Growth

Consolidated total revenue for fiscal 2005 reached ¥273.4 billion, an increase of 53.8% over the previous year, due to solid growth in all main business areas. The incorporation of APLUS Co., Ltd., and Showa Leasing Co., Ltd., contributed significantly to revenue growth and firmly established Consumer and Commercial Finance as one of the Bank's strategic business pillars. Reflecting the Bank's focus on delivering value-added solutions to meet customer needs, the share of non-interest income as a percentage of total revenue continued to increase, to 69.9%.

Consolidated net income totaled ¥76.0 billion, an increase of 12.8% over fiscal 2004, reflecting not only the significant growth in revenue but also an improvement in the expense to revenue ratio from 54.7% to 50.0%. To provide greater transparency and understanding of the Bank's underlying performance, we also report cash basis net income, which excludes the amortization of acquired goodwill and intangible assets, net of tax benefit, arising from the acquisition of APLUS and Showa Leasing. Consolidated cash basis net income for fiscal 2005 increased 36.4% over the previous year, to ¥101.9 billion.

Solid revenue and income growth was accompanied by a further improvement in asset quality as Shinsei Bank's non-performing claims declined 17.9% during the year, to reach ¥42.5 billion as of March 31, 2006, representing 1.0% of total claims outstanding on a non-consolidated basis.

The consolidated capital adequacy ratio as of March 31, 2006 stood at 15.5% and the Tier I capital ratio was 10.3%. Shinsei Bank continued to actively manage its capital in terms of size, quality and cost by issuing preferred and subordinated securities in the global debt market earlier this year. The favorable terms obtained for these issuances underline the confidence that global investors now place in Shinsei Bank. The Bank's strengthened financial condition was also acknowledged by the credit rating agencies as Moody's, in February 2006, upgraded Shinsei Bank's senior debt rating from Baa1 to A3 and Standard & Poor's, in January 2006, placed the Bank's BBB+ rating on positive outlook for a possible upgrade.

Shinsei Bank is now entering a new stage of transformation designed to achieve long-term sustainable growth based on continued expansion and development of profitable business lines with a strong customer focus.



The three pillar strategy reflects our vision to be the preeminent financial services firm in Japan and allows the Bank to cover a broad range of businesses and customer segments, thereby providing a stable pool of diversified revenue streams.

The Three Pillar Strategy: A Model for Stable Profitable Growth

Shinsei Bank's business model is based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. This reflects our vision to be the preeminent financial services firm in Japan and allows the Bank to cover a broad range of businesses and customer segments, thereby providing a stable pool of diversified revenue streams. The business pillars are supported by a highly experienced risk management group and an advanced technological infrastructure that provides flexibility, scalability and speed to market. The interaction between the pillars, including internal joint ventures for specific initiatives, generates significant synergies both in terms of revenue enhancement as well as cost reduction through referrals, cross-selling and resource sharing across the Bank.

With the incorporation of APLUS and Showa Leasing the previous year, the contribution to total revenue from each pillar is now 41% from Institutional Banking, 44% from Consumer and Commercial Finance and 15% from Retail Banking.

Institutional Banking Business

Shinsei Bank is uniquely positioned as a hybrid commercial and investment bank and is leveraging its portfolio of longstanding institutional customer relationships by providing not only traditional corporate banking products but also value-added solutions through an integrated team of product specialists and relationship managers. The Bank's investment banking capabilities have led to greater revenue diversification away from simple corporate lending and has established Shinsei Bank as a market leader in areas such as non-recourse lending, securitization and credit trading.

The Bank also made solid progress during the year to expand businesses that offer good growth potential such as capital markets distribution, advisory services, leveraged finance, the securitization of new asset classes and, on a joint venture basis with the Retail Banking Group, asset management and wealth management.

We believe there will be many opportunities for business growth as the Japanese economy continues to shift from the public sector to the private sector. In April 2006, Shinsei Bank reached an agreement to establish Macquarie Shinsei Advisory Co., Ltd. (MSAC), a 50/50 joint venture with the Macquarie Group which will focus on advisory services relating to the acquisition and management of assets in infrastructure and related sectors in Japan, including telecommunications, media and transportation.

Although Japan clearly remains Shinsei Bank's core market, we seek to leverage the know-how and experience that we have acquired to identify opportunities and further diversify earnings by transferring some of this know-how to other markets. We are doing this mainly through joint ventures with trusted and knowledgeable local partners and are avoiding establishing or developing costly infrastructures overseas. In Germany, we established a joint venture with NORD/LB Norddeutsche Landesbank and WestLB AG for working out non-performing loans (NPLs). In South Korea, we service NPLs through a joint venture with Woori F&I, a wholly owned subsidiary of Woori Financial Group. In Taiwan, we have agreed to make an important strategic investment in Jih Sun Financial Holding Co., Ltd., and have created a strategic partnership which will apply expertise in corporate and retail banking, risk management and IT infrastructure development.

We believe there will be many opportunities for business growth as the Japanese economy continues to shift from the public sector to the private sector.



Consumer and Commercial Finance Business

The acquisitions of APLUS and Showa Leasing during fiscal 2004 have transformed the Consumer and Commercial Finance business into one of Shinsei Bank's core pillars. Consumer and Commercial Finance's business complements the Bank's other pillars by offering products and services such as installment credit, credit cards, consumer loans and leasing services to small and medium-sized enterprises, retail merchants and individuals.

Shinsei Bank's approach to this business is unique because the various subsidiaries that it comprises are treated as an integral part of the Bank. A dedicated management team at Shinsei Bank's Head Office provides operational, infrastructural and managerial support to each subsidiary and leverages synergies that can be generated with other areas of the Bank.

Earnings growth in Consumer and Commercial Finance is generated by applying a more effective business model to the subsidiaries by lowering funding costs, improving operating efficiency and lowering the cost of credit through more rigorous risk management while optimizing product and channel mix and enhancing customer segmentation and targeting. This growth may be supplemented in the future by opportunistic and selective acquisitions in a still-consolidating market where we aim to become an efficient, low-cost service provider.

The development of a robust platform also positions us well to take advantage of any regulatory or market changes that may affect the sector as a whole in the future.

Shinsei Bank's approach to the Consumer and Commercial Finance business is unique because the various subsidiaries that it comprises are treated as an integral part of the Bank.

Retail Banking Business

Shinsei Bank's approach to retail banking has also clearly differentiated us from the competition. The Bank's customer-focused value proposition has had a very significant impact in a typically underserved market, and is now widely regarded as a trendsetter in terms of products and services as well as branch and internet banking innovation. Shinsei Bank's unique "bricks and clicks" distribution model has enabled rapid customer growth to take place mainly through cost-efficient remote channels while allowing branches to focus on providing personalized financial advice and handling higher value transactions.

During fiscal 2005, we continued to enhance our distribution channels and develop more customer-acclaimed products and services. In June 2005, following an agreement with Rakuten Securities, Inc., the Bank began offering equities through Shinsei's internet service, *PowerDirect*. Shinsei Bank is already the leading distributor of mutual funds on the internet, and in April 2006, the Bank started marketing the first variable annuity product, developed by Winterthur Swiss Life Insurance, to be available in Japan through the internet. Shinsei's automatic teller machine (ATM) network was extended further during the year and now the Bank has the largest number of ATMs in the Tokyo Metro system. In February 2006, the Bank, together with Italian appliances manufacturer DéLonghi, opened a new type of mini-branch referred to as a "BankCafé" in the prestigious Omotesando Hills complex in central Tokyo.

During fiscal 2005, which included the successful launch of our "Color your life" campaign—receiving several awards in terms of quality and innovation—the Bank added more than 437,000 new *PowerFlex* retail customers, compared to 390,000 over the same period last year. The retail business now has over 1.7 million accounts. Understanding and satisfying our customers' needs remains our top priority. We attach great importance to the fact that Shinsei Bank has been ranked No. 1 in a customer satisfaction survey by the Nihon Keizai Shimbun (Nikkei) for the past two years (2004 and 2005).

Understanding and satisfying our customers' needs remains our top priority. We attach great importance to the fact that Shinsei Bank has been ranked No. 1 in a customer satisfaction survey by the Nihon Keizai Shimbun (Nikkei) for the past two years (2004 and 2005).

Vision and Values

During the year, we undertook a comprehensive review and refinement of Shinsei Bank's corporate vision and values. To fulfill our vision of becoming Japan's preeminent financial services firm, we need to foment a strong corporate culture that is completely focused on the customer, demand uncompromising levels of integrity, assume full accountability, promote teamwork and commit to serving the community. We are also working to ensure that every employee understands this and is aligned with the Bank's vision and values by embedding them into all our strategy, planning and performance evaluation processes.

In April 2006, we created the new position of Chief Learning Officer (CLO). The Office of CLO will enable us to assist all employees to enhance their knowledge and develop their skills. In this way, we hope to achieve our vision for Shinsei Bank's future.

Corporate Governance

We have a strong commitment to high standards of corporate governance. Shinsei Bank has adopted a "Company with Committees" (*iinkai setchi-gaisha*) board structure, with Nomination, Audit and Compensation committees, all of which comprise a majority of outside directors. Unique among Japanese banks, 13 out of 17 Board members are independent, or outside, directors. With the Board's responsibility for determining long-term strategy and to monitor corporate performance, our governance is designed to ensure that management is working to maintain high standards of excellence and performance maintained and to achieve appropriate shareholder returns.

We also recognize that we have room for improvement in our internal governance and compliance.

On April 26, 2006, Japan's Financial Services Agency instructed Shinsei Trust & Banking Co., Ltd., to suspend operations relating to new business associated with the real estate trust business for one year due to its failure to investigate or assess adequately properties prior to real estate entrustment. We greatly regret this result and are resolved to take all possible measures to strengthen our internal compliance and corporate governance systems to ensure that this kind of situation does not reoccur in the future.

Our results are made possible through the efforts of all our employees and the trust and commitment of our customers.

A Different Kind of Bank

As we strive to achieve our vision of creating sustainable value by becoming the preeminent financial services firm in Japan, we must have a compelling customer value proposition which addresses the question: why should people do business with Shinsei Bank? We believe that we are successfully competing against other major financial institutions in Japan by doing things differently, and this difference is being increasingly recognized and appreciated by our stakeholders.

We strive to be more global than the local competition by developing innovative products and services based on world-class best practices. We take advantage of our proud and valuable heritage in terms of long-standing customer relationships in Japan that makes us more local than the global competition. We seek to empower our customers and provide them with value-focused solutions as we recognize that we exist solely for our customers. We are responsible to our shareholders and society and operate in a highly transparent manner while maintaining the highest levels of corporate governance. We consider a high standard of ethics and integrity to be a cornerstone of our values. We believe in a system which measures performance and distributes rewards based on that performance.

Combining all these attributes effectively is what sets Shinsei Bank apart. This is the basis of our differentiation and our ability to provide sustained value to shareholders, customers and employees.

Our results are made possible through the efforts of all our employees and the trust and commitment of our customers. We wish to thank all of our shareholders, customers and employees for their continued support and guidance.

June 26, 2006

Thierry Porté
President and CEO

Junji Sugiyama
Vice Chairman

A Tribute to Mr. Masamoto Yashiro

In March 2000, Masamoto Yashiro began a third phase in his extraordinary career when he became Chairman, President and CEO of Shinsei Bank. He had already worked for over 30 years with Exxon and helped turn Esso into a household brand in Japan. Upon retiring from Exxon, he joined Citibank and made a significant impact on the Japanese banking industry in creating a new retail banking business in Japan. With Shinsei, Yashiro-san broke new ground in overcoming challenges and creating new opportunities.

President Yashiro wasted little time in tackling problems and building new businesses. He immediately addressed the issue of Shinsei Bank's significant amount of non-performing loans. He led the creation of a new institutional banking business model, with a shift from reliance on lending to the provision of a wide array of innovative investment banking products and services. The Bank's infrastructure and technology was completely overhauled. A new retail banking business model was launched from scratch. In just four years, Yashiro-san turned a bankrupt bank into a successful institution which could be re-listed on the Tokyo Stock Exchange in February 2004.

Yashiro-san provided strong leadership based on a vision which insists that we embrace change and that we have the courage to be different. We see this view articulated in many of Shinsei's activities. In developing a new retail banking business, he insisted that Shinsei Bank needed to empower our customers to engage with the Bank on the customers' terms, rather than the Bank's terms. In setting a new course for the institutional business, he was not afraid to de-emphasize lending activities. He brought his belief in the improvement of technology as a means of delivering superior products and services to customers while enhancing operational efficiency. Under his leadership, Shinsei Bank replaced the existing mainframe computer system with an entirely new, server-based system, developed with Indian software partners, which provides a highly flexible and scalable platform for a fraction of the cost and time that a conventional platform would have required.

In his personal approach, Yashiro-san emphasized clear communication and constant engagement at all levels of the organization. In times of difficulty, he was always present to offer direction and encouragement. He has set the course of a transparent and open management of an institution which is based on performance and meritocracy in the context of a culturally diverse organization.

What characterizes Yashiro-san is that he is always seeking to learn and always willing to teach. As his life and career has moved beyond Shinsei Bank, he continues to demonstrate this trait. In 2004, he became the first foreign member of the Board of Directors of the China Construction Bank. He was also named to the Council of International Advisors of the China Banking Regulatory Commission. He is bringing his knowledge and experience to the Chinese banking industry and is working to understand the developments of this important market.

On June 9, 2006, Yashiro-san was named "Best Retail Banker of the Year" by *The Asian Banker.*

Masamoto Yashiro has inspired all of us at Shinsei Bank with his vision, his courage and his determination. His willingness to challenge the status quo and to take the risk of being different and of trying new things will always be with us. He has created Shinsei Bank as a new and different kind of Japanese bank. We thank him for all that he has done.

Thierry Porté on behalf of the people of Shinsei Bank

The Shinsei Bank Management Team



Statutory Executive Officers

(As of June 26, 2006)

1	Representative Statutory Executive Officer, President, Chief Executive Officer	Thierry Porté
2	Representative Statutory Executive Officer, Vice Chairman	Junji Sugiyama
3	Executive Vice President, Institutional Banking Group	Clark Graninger
4	Senior Managing Executive Officer, Chief Financial Officer	Rahul Gupta
5	Senior Managing Executive Officer, Retail Banking Group	Satoru Katayama
6	Senior Managing Executive Officer, Financial Institutions and Capital Markets Sub-Group	Masazumi Kato
7	Senior Managing Executive Officer, Corporate Banking Business Sub-Group	Junzo Tomii
8	Managing Executive Officer, Corporate Affairs Group	Kazumi Kojima
9	Statutory Executive Officer, Public Sector Finance Sub-Group	Kazuya Fujimoto
10	Statutory Executive Officer, Corporate Strategy Division	Norio Funayama
11	Statutory Executive Officer, Financial Institutions Business Division III	Michimasa Honda
12	Statutory Executive Officer, Banking Infrastructure Group	Michiyuki Okano
13	Statutory Executive Officer, Banking Infrastructure Group	Yoshikazu Sato
14	Statutory Executive Officer, General Manager of Osaka Branch, Strategic Business Unit I	Takashi Tsuchiya

Advisors

15	Dhananjaya Dvivedi	Advisor to the President
16	Janak Raj	Advisor to the President, Chairman and CEO of Shinsei International Limited
17	K. Sajeeve Thomas	Advisor to the President


14
17
16
15
13
2
4
6
8
10
12
11
9
7
5
3
1

Shinsei Vision and Values

Shinsei Vision

We are Japan's preeminent financial services firm, delivering trusted solutions to grow sustainable value with our customers, our employees, and our shareholders

Shinsei Values

Customer Focus

We provide unparalleled solutions with speed and agility based on our customers' evolving needs

Integrity

We demand uncompromising levels of integrity and transparency in all of our activities

Accountability

We are accountable for results, including the sound application of risk management, compliance, control, and customer protection

Teamwork

We connect people and resources to provide exceptional customer solutions and sustain a culture where employee ideas are respected and valued

Community

We are committed to the development of our employees, our customers, and our shareholders, and will serve the communities in which they live

Every action at Shinsei Bank is focused on strengthening a corporate culture that values and respects individual efforts and ideas, and connects people and resources to provide exceptional solutions to our customers. Speed and agility in execution are keys to our success—and must be matched by uncompromising integrity in everything we do. In anticipating and meeting the needs of our customers and stakeholders, we also realize our responsibilities for accountability, and strive for full transparency through sound application of risk management, compliance, control and customer protection initiatives that lead our industry.

We continue to work to ensure that each employee understands the Bank's vision and values—and is rewarded for actions that advance our efforts to better serve our customers. As the Bank's vision and values increasingly align employee actions, we see employees reaching beyond narrower career concerns to embrace broader Bank and customer interests. This clearly leads to more imaginative customer solutions and increasing productivity—accelerating our progress toward growing sustainable value for our customers, employees and shareholders.

Shinsei Bank's Three Pillar Strategy

A business model organized around the customer


■ Unique hybrid banking model
■ Value-added solutions
■ Integrated product specialists and relationship manager teams providing innovative solutions
Institutional Banking
41%(1)(2)
Customers
Retail Banking
15%(1)
Consumer and Commercial Finance
44%(1)
■ Implementation of Shinsei's expertise
■ Synergies with Institutional Banking and Retail Banking businesses
■ Organic growth and opportunistic strategic acquisitions
■ Attractive and innovative value proposition
■ Strong brand recognition
■ Highly efficient and effective "bricks and clicks" distribution model
Risk Management
Corporate Governance
Technology Platform

(1) Percentage of total revenue contribution for the fiscal year ended March 31, 2006, management accounting basis
(2) Includes revenue (losses) of ALM/Corporate/Other

A business model based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. These three pillars cover a broad range of businesses and customer segments which provide the Bank with a diversified source of revenue streams. A common advanced technological infrastructure, capital base and risk management capability provide flexibility, scalability and speed to market, while close interaction between the different businesses generates both revenue-earning and cost-reducing synergies through referrals, joint customer solutions and resource sharing.

Institutional Banking Business:
Developing a Unique Hybrid Banking Model



The Institutional Banking business has inherited a long history and reputation in the Japanese market which has resulted in the development of strong and deep relationships with institutional customers throughout Japan. In recent years, the Bank has leveraged its expertise in key areas of investment banking to provide a growing array of innovative solutions to this core constituency as well as to new customers. As a result, Shinsei Bank is now uniquely positioned in Japan as a hybrid bank with the functionality of a commercial bank and the innovativeness of an investment bank.

Shinsei Bank continues to realize the benefits of its initiative to merge the Group's relationship management teams with the product development and service teams. This structure has proven its utility over the past years and helped the Bank to more effectively deliver its expertise in securitization, credit trading, private equity, leveraged finance, non-recourse lending and M&A activities.

In May 2005, Shinsei Bank established the Real Estate Finance Sub-Group, which is focused on growing real estate finance business areas, such as non-recourse lending, and the Public Sector Finance Sub-Group, which utilizes Shinsei Bank's longstanding business relationships to address the needs of public sector finance customers. These changes have strengthened the organization and improved its business promotion system, enabling the Bank to respond more promptly to a wider range of customer needs.

Loan Origination

To ensure profitability and asset quality, Shinsei Bank continues to price loans based on strict

In the fiscal year ended March 2006, non-interest income, earned mainly from the investment banking business, accounted for 69.9% of Shinsei's consolidated total revenue. This robust growth is further evidence that management's focus on enhancing the quality of earnings is paying off. Customers want dynamic financial solutions, and Shinsei Bank is leveraging its financial strength and operational flexibility to deliver the value-added products and services they want most. For the fifth consecutive year, non-interest income grew as a percentage of consolidated total revenue, equaling a compound annual growth rate of 56% over the past four years.

Consolidated Total Revenue and Non-Interest Income


(Billions of yen)
(%)
320
240
160
80
0
80
60
40
20
0
53.7%
62.4%
69.9%
123.5
66.3
177.8
110.9
273.4
191.1
3/2004
3/2005
3/2006
Total revenue
Non-interest income
Non-interest income as a percentage of total revenue

adherence to the credit standing of customers. In particular, by fully utilizing the Bank's advanced financial technologies and business knowledge, Shinsei Bank has expanded its financing methods to include non-recourse lending, project finance and leveraged lending.

In non-recourse lending, Shinsei Bank launched a program for fee-based senior care facilities. Also, by executing loans in cooperation with regional financial institutions, the Bank plans to expand the range of potential assets.

Securitization and Credit Trading

Shinsei Bank's securitization and credit trading operations are widely acclaimed for their quality and innovation. The Bank has put in significant effort into these areas and introduced several approaches that are unique to the Japanese banking sector.

In September 2005, following on from a year ago, Shinsei Bank issued a collateralized debt obligation (CDO) with commercial mortgage-backed securities (CMBS) issued in Japan and commercial property mezzanine loans as the underlying assets (Synergy II Funding). This is the first CDO repackage securitization executed in Japan, which contains not only a wider range of CMBS but also consumer asset-backed securities (ABS), providing a new tool for institutional investors.

In December 2005, the Bank set up the first securitization based on operating cash flows from *pachinko* (pinball) parlors, which acts as the inaugural issuer, under the first multi-seller whole-business securitization repackaging program to be created by a Japanese bank. Broadening the target assets helped the Bank to provide investors with greater diversification, lower operational risk and access to a new investment opportunity.

Shinsei Bank has become a leader in the

All Shinsei Solutions Derived from Needs of the Institutional Customers


Customer Needs
Corporates*
Financial Institutions
Real Estate, Hotel, Construction
Public Sector
Business Reorganization
Asset Management
Risk Management
Cost Effective Funding
Balance Sheet Improvement
Business Expansion, M&A
Shinsei Solutions
Securitization
Commitment Line
Structured Deposit
Loans, Leasing
Investment Trust
Loan Syndication
M&A Advisory
Property Finance
Non-Recourse Lending
Credit Trading
Forex, CP, Derivatives
Project/Leveraged Finance
Private Equity

*Corporates includes restructuring portfolio.


Securitization


Credit Trading



Our hybrid business model is unique in Japan and brings the best aspects of a commercial bank and investment bank to bear on customer relationships. Our products are among the best in Japan, but our approach is always customer-centric and familiar.

Clark Graninger
Institutional Banking Group




Capital Markets

Japanese securitization business. The Group's subsidiaries, including Shinsei Securities Co., Ltd., play crucial roles in this important business area.

Standard & Poor's upgraded Shinsei Servicer's rating to the highest rank "Strong" with a "Stable" outlook as a residential loan primary servicer in March 2006. Shinsei Servicer received "Strong" rating in these two major criteria "Primary Servicing Ranking" and "Management and Organization." The upgrade in these rankings made them the only servicer assigned with the highest RPS rating in Japan. In May 2005, Fitch Ratings upgraded the company's commercial mortgage special servicer rating to CSS2+ (JPN) and its residential primary servicer rating to RPS2+ (JPN).

Shinsei Bank intends to leverage the strong servicing abilities of this subsidiary to generate new assignments not only for its own credit trading and securitization projects but also for securitization projects originating outside the Group.

Asset Management Service

Based on the "Best-in-Class" concept for each asset/strategy, Shinsei Bank's asset management business focuses on leveraging the Bank's global relationships with leading European and U.S. asset management companies, such as Ramius Capital Group, LLC, BlueBay Asset Management Limited and Smith Breeden Associates, Inc., to deliver advanced, unique investment products to customers.

Shinsei Investment Management Co., Ltd. (SIM), a wholly-owned investment trust and investment advisory subsidiary, has adopted a new business model as a "Manager's Manager." Through a rigorous process of identification, analysis and evaluation, SIM carefully selects investment products from a wide range of global and domestic products based on customer demand.

Corporate Revitalization Business

Shinsei Bank uses hands-on experience and know-how to proactively provide solutions that help customers strengthen their financial fundamentals and improve asset efficiency by restructuring their businesses through such measures as divestitures and acquisitions.

Working with Others to Find Solutions

As part of Shinsei Bank's efforts to expand its reach in Japan and beyond, the Bank has formed alliances with a number of distinguished regional and global financial institutions.

Shinsei International Limited was established in May 2005 and is geared primarily to the needs

Rakuten and Shinsei Bank to Establish a Joint Venture for Mortgage Loans

Shinsei Bank reached an agreement with Rakuten, Inc., to establish Rakuten Mortgage Co., Ltd., in January 2006. This joint venture aims to provide housing loans at the lowest interest rate levels in the industry by applying the customer base and online know-how of Rakuten with Shinsei's unique skills in securitizing housing loans and distributing securitization products. The company will commence its operations in October 2006.

of Japanese customers. Leveraging the Euromarket, Shinsei International structures and arranges securitization and structured financial products, which are Shinsei Bank Group's strengths. Shinsei International's products are distributed through Shinsei Securities.

Shinsei has a lot of experience in dealing with non-performing loans (NPLs) in its home market in Japan and it is leveraging this expertise through partnerships with global leaders.

Together with international partners, NORD/LB and WestLB, Shinsei set up a joint venture for NPLs in September 2005. This company offers the purchase, restructuring and realization of NPLs in Germany. In South Korea, Shinsei Bank services NPLs through a joint venture with Woori F&I Co., Ltd., a wholly owned subsidiary of Woori Financial Group.

In May 2006, we have agreed to make an important strategic investment in Jih Sun Financial Holding Co., Ltd. (Jih Sun) in Taiwan. Through this agreement, Shinsei will be a major investor and the strategic partner to Jih Sun.

These joint ventures and strategic partnership are an indicative model under which Shinsei Bank's international strategy is taking shape.

In April 2006, the Bank reached an agreement with Macquarie Bank, the international investment bank based in Australia, to form a 50/50 joint venture in Japan. The joint venture will focus on advisory services relating to investment in the Japanese market which has substantial amount of public and private infrastructure and also aims to provide solutions that assist with the outcomes of the Japanese government's public sector reforms.

Creating Value: Becoming Our Customers' Bank of Choice

The Institutional Banking business continuously strives to become our customers' bank of choice by understanding their financing needs and finding new and innovative ways to add value. Leveraging our know-how, strong balance sheet, deep market knowledge and years of experience, we stay on top of market changes and aim to set the trends, rather than follow them.


日盛金控 與 新生銀行
策略聯盟簽約儀式 暨 記者
Strategic partnership with Jih Sun Financial Holding Co., Ltd.



Consumer and Commercial Finance Business:
Consolidation of the Third Business Pillar

Consumer and Commercial Finance is not just an aggregation of subsidiaries or affiliates providing products and services to consumer finance, small- to mid-sized businesses and specialty property customers but rather an integral part of the Shinsei Bank Group with a dedicated team providing operational and managerial direction to each subsidiary to leverage the skill sets and expertise of Shinsei Bank. This is a unique business model that differentiates us from other banks in Japan.

Fiscal 2005 was an important year for the Consumer and Commercial Finance business. The acquisitions of APLUS Co., Ltd. and Showa Leasing Co., Ltd. in September 2004 and March 2005, solidified Consumer and Commercial Finance as the third pillar of Shinsei Bank's long-term growth strategy. The Bank has been acquiring and integrating into its service lines a number of "non-bank" subsidiaries or affiliates that provide products such as sub-/near-prime consumer loans, loans to small and medium-sized enterprises (SMEs) and mortgage loans. Shinsei's strategy to serve these "under-banked" markets is based on the belief that they can benefit from the same core competencies.

Shinsei Bank's Consumer and Commercial Finance provide products and services through six subsidiaries and affiliates.

Consumer Finance

Shinsei Bank's consumer financial solutions are offered through APLUS and SHINKI Co., Ltd.

Consumer and Commercial Finance Customers and Product Coverage



B2B Business
B2C Business
Corporate lending
Secured lending
Unsecured lending
Lease
Shopping credit
Consumer loan
Credit card
Housing loan
Real estate-based finance (excl. housing loan)
LARGE CORPORATIONS
MIDDLE MARKET
SME MARKET
MICRO BUSINESS MARKET
CONSUMER MARKET
·General and auto leasing/ installment finance
APLUS
·Installment sales credit, loans and credit cards to consumers via merchant partners
·Settlement, servicing, etc., for businesses
(Shinsei Business Finance)
·Unsecured business finance
·Unsecured lending to consumers including business owners
ライフ住宅ローン
Life Housing Loan
·Housing loans to consumers including business owners
·Loans and equity financing to property developers


α CLUB CARD
Consumer Solutions



Shinsei's Consumer and Commercial Finance is at the forefront of the evolving Japanese finance industry. With a variety of finance solutions available at Shinsei, we are committed to delivering high quality services to businesses and consumers. We hope to develop a long-lasting business relationship with you.

Akimasa Tsuchiya
Consumer and Commercial Finance Sub-Group




rtnerships



We're striving in both consumer and commercial finance to redefine the relationship between us and our customers, starting with their needs and designing our solutions to satisfy them—local relationships at global standards.

Robert Luton
Consumer and Commercial Finance Sub-Group


Commercial Financ

Shinsei Bank's consumer finance presence increased significantly with the Bank's 2004 acquisition of a controlling interest in APLUS. APLUS provides installment sales credit, credit cards, consumer loans and guarantee/collection services to individuals either through merchant partners or directly, including 5.1 million credit card holders through co-branded card partnerships. APLUS merchant partners range from small to large independent retailers, such as T CARD & MARKETING Co., Ltd., a wholly-owned subsidiary of Culture Convenience Club Co., Ltd.—which runs the TSUTAYA entertainment rental franchise store chain—and BMW Japan Finance Corp.

After joining the Shinsei Bank Group, APLUS was able to secure a long-term credit rating upgrade from Rating and Investment Information Inc. (R&I) to BBB+ and restart its issuance of short-term commercial paper. As a result, APLUS has been able to secure short- and long-term funding at levels approximately 1.5% lower than the levels prior to joining the Shinsei Bank Group, with room for further improvement over time. Credit controls have also greatly improved year over year after the disposal of weak-performing and non-core assets. The balance sheet was further strengthened by a ¥241 billion capital infusion by Shinsei and select strategic investors in February 2005. APLUS is expanding its business beyond the installment sales credit business into related direct consumer finance, including credit card and loan card offerings. As a "retail finance developer," APLUS is diversifying its revenue base, and has established a servicing company, Alpha Servicing Co., as a 100% subsidiary, to capture emerging retail servicing needs. To realize operational synergies, APLUS has integrated Shinsei Sales Finance Co., Ltd., which was a 100% subsidiary of the Shinsei Bank, through acquiring its entire shares in April 2006. Also, in March 2006, APLUS announced a merger with Zen-Nichi Shinpan Co., Ltd., headquartered in Okayama Prefecture, in order to enhance its regional market presence.

Shinsei Bank also conducts its consumer finance business through SHINKI, an equity-method affiliate.

Starting April 2002, Shinsei Bank invested to acquire 3.7% of SHINKI common stock, based on Business Alliance Agreement. SHINKI offers unique "No Loan" brand consumer loans to individuals and SME owners. Shinsei Bank made an equity investment in SHINKI and also invested in ¥15.3 billion of convertible bonds newly issued by SHINKI. On October 8, 2004, Shinsei Bank converted all of the bonds, immediately after which the Bank owned 39.1% of the voting rights in SHINKI, making it an equity-method affiliate

Consumer and Commercial Finance Business Products Provided through Subsidiaries

	Customers	Products	Shinsei Subsidiaries and Affiliates
Consumer Finance	■ individuals	■ installment sales credit ■ credit cards ■ cashing loans ■ consumer finance	■ APLUS ■ SHINKI
Commercial Finance (including leasing)	■ small and medium-sized companies ■ automobile dealerships	■ secured and unsecured lending ■ leasing and installment sales ■ auto leasing	■ Shinsei Business Finance ■ Showa Leasing
Specialty Property Finance	■ real estate agents and developers ■ property purchasers and owners	■ real estate finance ■ residential mortgage loans	■ Shinsei Property Finance ■ Life Housing Loan

starting from the second half of the fiscal year ended March 31, 2005. Presently, Shinsei Bank is SHINKI's largest single shareholder with a 36.4% ownership position.

Commercial Finance

Shinsei Bank greatly expanded its investment in the commercial finance market with the acquisition of Showa Leasing in March 2005. Showa Leasing is a leading general and automobile leasing company with a strong heritage and significant customer base across Japan. Over 350 sales representatives provide leasing and installment sales to approximately 38,000 business customers and over 275 dealer partners. Showa Leasing also enjoyed immediate benefits upon joining the Shinsei Bank Group. Its balance sheet was cleared of non-core or underperforming assets, which led to a long-term rating of A- and a commercial paper credit upgrade to J-1 from Japan Credit Rating Agency, Ltd. (JCR) in March 2005. This in turn resulted in cost-efficient short- and long-term debt refinancing. Showa Leasing is focused on expanding its position in the domestic leasing market through its strong relationship with the Resona Group as well as expanding its relationships with other business origination partners. As of March 31, 2006, Showa Leasing had on its balance sheet total assets of ¥544.2 billion, including ¥304.9 billion of leasing assets and ¥160.8 billion of installment payments receivable on a non-consolidated basis. Shinsei Bank is confident that it will be able to improve Showa Leasing's profitability through, for example, encouraging its customers to take advantage of the Bank's other products and services, as well as helping Showa Leasing to reduce its costs of funds. The acquisition will also further broaden the customer base for Shinsei Bank's consumer and commercial finance business, as well as provide a platform on which the Bank can base future acquisitions in this business area.

In November 2002, Shinsei Bank established Shinsei Business Finance Co., Ltd., a joint venture between Shinsei and Nissin Co., Ltd. The joint venture combines the Bank's corporate analysis capabilities and Nissin's extensive market experience in order to create and provide products that meet the funding needs of a customer segment that falls between those normally served by banks and consumer loan providers. Shinsei Business Finance had ¥15.2 billion in total assets as of March 31, 2006.

Specialty Property Finance

Shinsei Bank approaches specialty property area through two group companies, Shinsei Property Finance Co., Ltd., and Life Housing Loan Co., Ltd. The Bank's focus is on profitable, dependable business niches where it can apply its technology and customer service expertise.

Shinsei Property Finance provides real estate-secured loans and small business as well as other finance solutions to a select group of consumers. Shinsei Property Finance has formed alliances with a number of major housing developers, enabling them to offer their customers *PartnerPlus*, a long-term, fixed-rate apartment loan program Shinsei Bank has developed using its securitization expertise.

In April 2003, Shinsei Bank acquired Life Housing Loan, which provides housing loans to individuals with satisfactory credit profiles who otherwise do not qualify for standard bank loans. These include employees of SMEs as well as the self-employed. Life Housing Loan had ¥83.5 billion in total assets as of March 31, 2006, and recorded ¥2.0 billion in ordinary income for fiscal 2005.

The consumer and commercial finance business will continually strive to remain customer-focused, responsible to our shareholders and employees, and committed to finding the best path forward.



Retail Banking Business:
Empowering the Customer

Since the launch in June 2001 of Shinsei Bank's Retail Banking business, the Bank's retail customer base has expanded rapidly, reaching over 1.7 million accounts as of the end of March 2006. Customers have been drawn to Shinsei Bank's unique customer-focused value proposition and efficient and convenient delivery channels and the Bank is now widely regarded as a trend setter in terms of products and services as well as branch and internet banking innovation. We are striving to deepen the relationships with our customers by continually working on understanding their needs in order to deliver the kind of experience that will lead to enhanced customer satisfaction, enduring customer loyalty and increased customer profitability.

The Retail Banking business has been a key value driver for Shinsei Bank in a number of ways. In addition to providing a growing platform of diverse revenue streams, it has established an increasingly strong connection with its customers and the community at large.

In June 2005, the Retail Banking business launched a new and unique branding concept called "Color your life," which builds upon the theme of "empowering the customer." This has been very successful in providing a platform from which to communicate with Shinsei Bank's now 1.7 million retail customers about the accessibility and flexibility of Shinsei Bank's high quality financial products and services.

As the retail customer base continues its rapid



Rapid Customer Acquisition


(Thousands of accounts)
2,000
1,500
1,000
500
0
3/2001
3/2002
3/2003
3/2004
3/2005
3/2006

Comprehensive *PowerFlex* Account

The greatest advantage of the comprehensive *PowerFlex* account is that customers can manage various products and services from a single, easily accessible source and conduct transactions any time they wish by ATM, *PowerCall* (telephone banking) or *PowerDirect* (internet) 24 hours a day, seven days a week. Shinsei Bank customers also greatly appreciate the free ATM and international cash services that allow them to withdraw funds overseas in local currencies. As of the end of March 2006, the number of accounts with Shinsei Bank has surpassed 1.7 million, contributing to the *PowerFlex* account's robust growth.

PowerSmart Housing Loan

PowerSmart, an entirely new type of housing loan, meets our customers' needs with its flexible prepayment, reborrowing features and low interest rates. Customers can automatically prepay the loan without penalty for the excess amount over the preset balance in their ordinary deposit account. They can also reborrow, through ATMs, up to the original amortization schedule. With such unique features, *PowerSmart* reached a total balance of ¥430 billion in approximately four years since its launch.


Remote Channels


Product Innovation





To help customers realize the "Color your life" concept, we have strived to develop high quality products and services that address our customers' needs. We continue to be flexible and responsive to create new services, and we are creating a new type of bank—one that sees things from the customer's perspective.

Satoru Katayama
Retail Banking Group




STARBUCKS COFFEE
SHINSEI BANK
Customer Service

growth (30% year-on-year), Shinsei Bank is continuing to optimize its physical and remote channel mix more effectively and efficiently with its dynamic "Bricks and Clicks" strategy, which is captured in the following diagram. This strategy empowers the customer to choose the channel of their preference given their needs at the time, whilst providing us with extremely efficient and effective reach.

Ultimately, success in Retail Banking is determined by the depth of customer relationships and the level of customer satisfaction and loyalty and on these fronts, Shinsei Bank continues to lead the way. The combination of Shinsei Bank's strong brand presence, its customer-centric product and service offering and best-in-class customer satisfaction allows the Bank to pursue rapid customer growth whilst delivering impressive revenue and profit growth.

Shinsei Bank's Retail Banking philosophy is encapsulated in four key values: SHARE, CARE, IDEA-FULL and WAKUWAKU.

Bricks and Clicks Model


Physical
Distribution
Platinum
Centers
Financial
Centers
BankSpots
Remote
Distribution
ATMs
PowerCall
(Call Center)
PowerDirect
(Internet)
Consultation
Transaction

BankCafé—Offering a Unique Banking Experience

The BankCafé (on level B3 at Omotesando Hills) offers a totally new banking experience in a comfortable and stylish atmosphere. Customers can open an account, bank online or use an ATM whilst enjoying a cup of authentic Italian espresso. For customers who want to take advantage of a personal consultation, Shinsei Bank has also opened a special consulting facility on level 3. Shinsei Bank is the only bank located in the prestigious Omotesando Hills complex as of June 2006.



SHINSEI BANK DÉLONGHI CAFÉ

Largest ATM Network in Tokyo Metro

To provide wide, convenient access for customers and leveraging its alliance with Tokyo Metro from March 2005, Shinsei Bank provides ATM services 365 days a year during station business hours, from the first to the last train. Shinsei *PowerFlex* cash cards can be used at these ATMs free of charge.

Shinsei Bank has completed the second stage plan of installing ATMs, launched last December, at major Tokyo Metro stations, and now has a total of 55 ATMs at 30 stations. These ATMs represent the largest ATM network in Tokyo Metro (as of May 2006).



Tokyo Metro ATM

SHARE: Getting Closer to Our Customers

Shinsei Bank offers reliable, professional and personalized consultation services that customers can trust. The Bank not only wants to understand its customers' financial needs, but also share in the development of their financial plans for the future. Shinsei continues to expand its physical channel network in innovative ways not only to improve customer convenience, but also to enable more customers to share and enjoy the Shinsei banking experience.

CARE: Integrity and Accountability to Respond to Customer Needs

For customers who live outside of the Shinsei Bank branch network, the Bank offers an efficient remote channel network via *PowerDirect* (internet banking) and *PowerCall* (telephone banking). Eighty percent of the Bank's retail customers now access Shinsei Bank through *PowerDirect*, and in response the Bank continues to further enhance the capabilities of the *PowerDirect* site, well beyond that of other retail banks.

Online Securities Brokerage Agent Service:

Shinsei Bank offers Rakuten Securities' online brokerage service through the *PowerDirect* portal, allowing customers to trade stocks seamlessly from *PowerDirect* and transfer money to a brokerage account online.

Online Annuity Product Service:

In a joint venture with Winterthur Swiss Life Insurance Co., Ltd, the Bank also launched Shinsei *PowerDirect* Nenkin, a variable annuity product via the internet, the first time such a product has been offered on-line.

PowerYokin:

Shinsei Bank understands the importance of responding to its customers' safety needs with effective and efficient solutions. Security concerns in Japan prompted the Bank to introduce *PowerYokin*. This is a new type of yen deposit that allows customers the flexibility to make withdrawals in the same manner as they do with savings deposits but offers greater security against fraudulent ATM cash withdrawals, while earning a better interest rate. From September, Shinsei Bank decreased the default limit withdrawal to ¥500,000 per day to enhance customer account safety.

IDEA-FULL: Teamwork to Develop and Offer Innovative, Convenient and Useful Products and Services

Powered One Plus:

This product addresses two major needs of Japanese customers: capital preservation and yield enhancement. *Powered One Plus*, a yen denominated five-year deposit (with a five-year extension at the Bank's option), offers a higher competitive rate of 1.5% per annum (1.6% per annum when extended).

PowerBuilder:

Customers can invest in this foreign currency deposit with a monthly minimum installment of ¥10,000 through Shinsei *PowerDirect* internet banking and it gives consumers the opportunity to earn higher yields than traditional Japanese yen deposits.

Number of Transactions on the Internet


(Thousands)
600
450
300
150
0
3/2003
3/2004
3/2005
3/2006



Commenced offering first Japanese online annuity developed by Winterthur Swiss Life Insurance

No. 1 in the Nikkei Financial Institutions Ranking by Nihon Keizai Shimbun for the Second Consecutive Year (August 2005)

Shinsei Bank has been ranked No. 1 in customer satisfaction for the second year in a row, based on the results of a Nihon Keizai Shimbun survey conducted in August 2005. In the survey, Shinsei Bank was ranked No. 1 in "customer treatment, over-the-counter service, operation hours" and "products and services offering"; No. 2 in "future usage"; and No. 3 in "soundness, reliability."

WAKUWAKU: Community to Make Our Customers' Lives Colorful

WAKUWAKU ("Exhilarating!") is a key ingredient of the "Color your life" concept and in order to bring it to life Shinsei Bank now offers customers a choice of 32 color cash cards. Launched in June 2005, this example of customer focused innovation was the winner of a prestigious design award—the first such award given to a financial institution.

At Omotesando Hills SFC, opened in May 2006, under the branding concept "Color your life," Shinsei Bank displays a series of art exhibitions of young artists from Japan and overseas next to the financial consultation area, in order to provide our customers with an enjoyable, relaxing and exhilarating experience. The first in this series was an exhibition of the works of an Australian artist.

Becoming Our Customers' Bank of Choice

We work hard to become our customers' bank of choice by listening to them, understanding their needs, and delivering value and convenience to meet these needs.

We remain committed to delivering a new and unique kind of bank, which is entirely customer focused. Our goal is to become the model for retail banking in Japan and to differentiate our services so that we are able to maintain our clear leadership in innovation, customer satisfaction and value.

"32 Color Cash Cards" Received Good Design Award 2005

Shinsei Bank's initiative to offer customers the choice of 32 colors for their cash card received the Good Design Award 2005 (Communication Design Category) on October 3, 2005. This innovative approach to designing a communication tool between bank and customers was highly acclaimed and created a vehicle by which the Bank is able to communicate the brand concept "Color your life" directly to customers. This is the first time a financial institution has received a Communication Design Category Award since the category was created in 2001.

Good Design
GOOD DESIGN AWARD 2005


Dreamy Purple
Tomato Kiss
Big Sky
Green Tea
Baby Face
Wine Red Cocktail
Morning Aqua
Green Salad
Rose Pink
Twilight
Indigo Blue
Crocodile
First Rouge
Deep Ocean
Bamboo
Grasshopper
Fresh Leaves
Orange Juice
Crème Brûlée
Cherry Blossom
Passion Yellow
Chocolate Caramel
Lilac
White Christmas
Sunflower
Café au lait
Air Mist
Royal Grey
Straw Hat
Mocha Brown
Melon Soda
Midnight

Banking Infrastructure Group:
Builder and Driver of Business Growth

Our continuing goal is to maintain best-in-class technology infrastructure to drive growth, provide optimal solutions that enable the delivery of the best quality products and services for our customers, and maintain cost leadership. In each of our business units, technology provides Shinsei Bank a distinct competitive advantage and improves the service and value we offer our customers. Our automated, paperless system supports our Institutional Banking business by providing credit analysis quickly and efficiently, enabling the business to take on more customers. The flexibility and convenience of our information technology (IT) platform powers the rapid growth of our Retail Banking business.

Shinsei Bank has become the industry leader in customer satisfaction, launching new products and services that our customers want. The focus on excellence never ends. We continually review our operations and increase the use of automated processes to ensure we have the resources to support our growth. We expanded the coverage of ISMS and BS7799 information security management certifications to cover both our technology and operations.

Shinsei's IT Platform:
Flexible, Scalable and Secure

Shinsei Bank's investment in IT over the past five years has created a banking platform that is unique in Japan. It was created to be flexible, enabling the Bank to move quickly to seize opportunities and offer new products and services to our customers. It is scalable, allowing the Bank to grow rapidly without straining personnel and resources. Most importantly, it is secure. Our customers' personal data is of paramount importance, and they can be assured their information is safe. The redundancy we have built into the system ensures our customers' experience, whether online or at a branch, is the best in the industry.

Our IT systems and operations are built to be flexible and interchangeable, leveraging the strength of existing systems and continuously incorporating new developments and innovations. The modular platform is designed to be continually updated and improved. As a result, building blocks can be added seamlessly to enable the Bank to handle complex transactions effortlessly. The design allows Shinsei Bank to quickly and cheaply update new technology or software needed to support a new product offering. Our systems are designed for self-service, allowing customers to initiate and complete their transactions quickly.

As the Bank grows, our document handling system increases efficiency and quality of service. In 2002, Shinsei Bank launched a digital document capability throughout the Bank. As documents can be viewed from any location and processed by multiple parties simultaneously, rather than sequentially, the process improved efficiency and enables Shinsei Bank to offer better service to our customers.

We focus on safety and security and managing all business risk. Our teams continually review our systems for potential threats, building countermeasures for each to ensure safety. In addition, the Bank's technology platform has multiple levels of redundancy, with back-up systems located in a number of facilities. If any of



Flexible, Scalable and Secure





Attributes that best describe our IT capability are "Flexibility," "Speed" and "Low Cost." To support business growth, we must have the ability to launch new products and services and the capacity to handle growing business volumes.

Yoshikazu Sato
Banking Infrastructure Group

We have built a highly flexible and low cost IT platform that provides solutions to support growth at a low cost. Capacity and scalability of our platform are a result of the automation of our processes. Taken together, this gives our Bank an unmatched ability to respond to the needs of the customer and to competition.

Michiyuki Okano
Banking Infrastructure Group



Technology



Digital Documents





our sites go down, there are several other sites positioned to take over to ensure the customer experience is not interrupted.

Technology Leadership Drives Business Growth

Shinsei Bank's technology leadership provides unsurpassed convenience and value for our customers, and the Bank continually seeks new applications of technology to offer new products and better solutions to accelerate growth.

From its roots in the old LTCB, the Institutional Banking business has been the foundation of Shinsei Bank. Technology has supported the business's traditional areas and enabled new opportunities for growth. Shinsei Bank's paperless environment automates credit analysis and approval processes, making it more efficient and cost-effective for the Bank to serve new and existing customers. By increasing the capability to handle securities transactions, technology played a key role in the success of several award-winning securitization transactions.

Our Retail Banking business has grown rapidly over the past five years. This growth would not have been possible without Shinsei Bank's flexible and scalable IT platform. The Bank launched a series of innovative products and services, and the scalability of the system provided the capacity to handle ever-increasing customer transactions. We continue to improve the customer experience. We expanded our ATM services to include customers that are members of the PLUS and Cirrus networks. As each network has millions of customers, we are prepared for a significant increase in transaction volume and confident that our IT platform can manage the growth.

Shinsei Technology Opens Up New Opportunities

In fiscal 2004, the Bank acquired controlling interests in APLUS and Showa Leasing, significantly increasing its presence in the Consumer and Commercial Finance business. Shinsei Bank began using its methods, technologies and knowledge to transform IT operations of acquired subsidiaries and offer improved products and services to their customers.





Fulfilling Shinsei Bank's Social Responsibility

Shinsei Bank's activities take place within the society and communities where it operates, and the Bank has a corporate social responsibility to contribute to social and financial progress. Shinsei Bank fulfills its obligations in this area by increasing corporate value through transparent and sound management, and by actively contributing to community and cultural initiatives. The Bank has put in place a highly transparent management organization, rigorous internal audit systems and enhanced compliance and risk management procedures, all of which help enable Shinsei Bank to deliver sound, sustainable performance. The Bank is also committed to working closely with its stakeholders, including shareholders, customers, creditors, employees and local communities, in fulfilling its social responsibilities to the economy, society and the environment.


Shareholders/Investors
Stakeholders
Financial Focus
Increasing corporate value through stable and long-term profit growth
Local/Regional/ National Governments
Customers/ Suppliers
Shinsei Bank
• Highly transparent management organization
• Rigorous internal audit system
• Rigorous compliance system
• Sufficient risk management
Community Focus
Social and cultural contributions as a member of society
Environment Focus
Reduction of environmental impact
Employees
Public/Local Communities

Corporate Governance

To ensure the highest levels of transparency and to adhere to sound management principles, Shinsei Bank continues to strengthen its corporate governance. In the past fiscal year, the Bank took steps to further establish its leadership in this area, including:

(1) enhancing the decision-making and review functions of the Board of Directors,

(2) adopting transparent management decision-making policies,

(3) implementing a rigorous compliance system, and

(4) increasing the disclosure of corporate information.


Shareholders' Meeting
Strategy Development and Monitoring
Board of Directors
(17 Board of Directors)
Nomination Committee
(7 Members including 5 Outside Directors)
Compensation Committee
(6 Outside Directors)
Audit Committee
(4 Outside Directors)
Business Management and Operational Execution
Vice Chairman
CEO
Internal Audit Division
Accounting Auditor
Management Committee
(Comprises Statutory Executive Officers/ Decision-Making Body for the CEO)
Business Groups
Subsidiaries and Affiliates

(As of June 26, 2006)

Company with Committees Board Model

As evidence of the Bank's commitment to corporate governance, Shinsei Bank has adopted a Company with Committees (*iinkai setchi-gaisha*) board model. This model clearly separates the Bank's business execution functions from its strategy development and monitoring functions. Within the Company with Committees structure, Shinsei Bank has established Nomination, Audit and Compensation committees. Responsibility for operational execution and management decisions rests with statutory executive officers (*shikkou-yaku*). Shinsei Bank believes that this board model further strengthens the audit function and increases the speed of decision making.

Strategy Development and Monitoring by the Board

The responsibilities of the Board of Directors are to determine long-term management strategy, ensure that management is working to maximize shareholder returns and evaluate and supervise management's business execution. As of June 26, 2006, the Board of Directors comprised 13 independent, or outside, members with extensive experience in business, financial and legal fields, two Shinsei Bank executives and two former Shinsei statutory executive officers.

The Nomination Committee selects new candidates for directors, and the Compensation Committee determines compensation for directors and statutory executive officers. The Audit Committee monitors management's business execution. These three committees work to continuously improve management as well as fiscal transparency and soundness.

Business Decisions Made by Banking Professionals

The statutory executive officers, appointed and monitored by the Board of Directors, are responsible for running the Bank and implementing its business strategy based on the policies set forth by the Board of Directors. They include experienced finance and management specialists drawn from leading global financial services companies. They review and discuss key issues at the Management Committee, which serves as the executive arm of the CEO. Shinsei Bank is committed to attracting and retaining top banking professionals regardless of nationality. As of June 26, 2006, three of the 14 statutory executive officers are expatriates.

With the Bank specializing and expanding its offerings, it has established cross-departmental committees to assist senior management. Shinsei Bank's primary committees include ALM, Compliance, Credit, Risk/Investment, New Business/Product, SME Loan, IT, Social and Cultural Contribution Promotion and Basel II Steering committees.

Senior Advisory Roles

Since its formation in March 2000, Shinsei Bank has implemented a senior advisor system to provide a channel from which to receive valuable advice on the strategy and direction of the Bank. As of June 26, 2006, Paul A. Volcker, former chairman of the Board of Governors of the Federal Reserve System, and John S. Reed, former chairman of Citigroup Inc., serve in this capacity. Shinsei values their counsel, which has contributed greatly to our success.

Internal Audit Structure

Shinsei Bank's Internal Audit Division was established to perform audits of business practices. The division reports directly to the CEO, is mandated to report to the Audit Committee and is independent of the audited business units. The division covers all of Shinsei Bank's organizations and business lines, as well as its affiliates and outsourced businesses, except where prevented by law or banking regulation.

Rigorous Compliance Systems Evolve to Support Future Growth

Working within a regulated business sector that has a high public profile, financial institutions must be held to the highest standards of financial and regulatory compliance. Shinsei Bank believes that this essential corporate function is not only a regulatory requirement but also a fundamental driver of corporate value. The Bank has instituted annual updates to its compliance program so that it evolves and remains relevant and effective as the Bank grows.

In fiscal 2005, in light of the importance of the regulations to protect personal information, Shinsei Bank took comprehensive steps, including e-learning seminars, to fully familiarize employees with the outline and details of these important rules. Shinsei Bank considers training programs essential to ensure strict compliance and broad awareness among its employees. The Bank provides continuous, specific training on such important topics as money laundering and insider trading prevention, as well as compliance issues relating to corporate, financial institutions and retail customers.

Integrated Risk Management

Risks assumed by financial institutions include credit risk, market risk and operational risk, including operations risk, systems risk and legal and compliance risks.

At Shinsei Bank, risk management is pivotal to the provision of sound and profitable financial services. The Bank has implemented a risk management policy that encompasses all of its operations. Risk is assessed at the source of business and risk levels are determined using both a macro approach (for capital and resource allocation and review) and a disciplined operating management framework (a progressively decentralized approval process). With risk management policy in place, the restructuring of the various individual risk control policies and procedures is complete.

To comprehensively manage risk, it is essential to understand how risk affects the Bank as a whole and to quantify it as much as possible. The Risk Capital System was implemented to maintain the optimal balance between the Bank's financial strength and its ability to assume risk. This was achieved by monitoring the total volume of risk and the amount of capital allocated to each business.

At Shinsei Bank, each business division executes risk controls in accordance with the policies established by the various risk control committees commissioned by management. The committees then report to the Chief Risk Officer.

Shinsei Gives Back: Contributing to Social and Cultural Programs

Shinsei Bank is committed to supporting organizations and activities that promote social and cultural progress.

Social and Cultural Contributions

To structure social and cultural contributions by Shinsei Bank, its officers and employees, the Bank has established specific internal guidelines and policies.

To implement these guidelines, the Social and Cultural Contribution Promotion Committee, chaired by the President, works closely with management and other related divisions, including the Human Resources Division.

Major Activities in Fiscal 2005

■ Special Olympics

Shinsei Bank supports the Special Olympics (the "SO"), an international sports organization providing year-round sports training and athletic competition. As part of our support for the SO, we organized "WE SUPPORT SPECIAL OLYMPICS—Christmas Party 2005" in December 2005. The party was celebrated with performances by athletes and fun exhibitions, including face painting, conducted by our volunteers to cultivate exchanges with the athletes. Furthermore, at the "Charity Walk and Run Festival" held in November 2005, a total of 23 Shinsei employees participated to support the event.

■ Contributions to Victims of Hurricane Katrina and the Pakistan Earthquake

Shinsei Bank donated ¥2.36 million to the Japanese Red Cross Society to support rescue and recovery efforts of victims of Hurricane Katrina, which struck in August 2005. Shinsei officers and employees donated ¥1.18 million, and the Bank made a 100% matching donation. Furthermore, in October 2005 Shinsei Bank provided ¥3.16 million, including monetary contributions from our officers and employees, to the Japanese Red Cross Society to support the victims of the Pakistan earthquake.

■ FIT for Charity Run 2005

In September 2005, the charity walk and run event "FIT for Charity Run 2005" was held around the Imperial Palace. A total of 99 Shinsei Bank employees and family members participated in this event. This was planned by foreign-affiliated financial institutions with the purpose of demonstrating the industry's commitment to the community in which we live and work. The event was held for the first time ever, with 26 companies participating, a total of approximately 1,500 participants in all. Shinsei Bank made a matching donation as well as sponsoring the event.



Special Olympics "Charity Walk and Run Festival"



Shinsei Bank employees participated in "Run for the Cure 2005"

Social and Cultural Contribution Guidelines

1. Shinsei Bank has a corporate social responsibility as a member of society to contribute to progress toward a further affluent society.
2. Shinsei Bank fulfills its corporate social responsibility by (1) contributing to social progress by increasing corporate value through highly transparent and sound management as well as stable and long-term profit growth, and (2) implementing social and cultural contributions as a member of society.
3. Shinsei Bank actively and continuously performs social and cultural contribution activities in areas where its resources can be effectively utilized.
4. Shinsei Bank actively supports the participation of its officers and employees in social and cultural contribution activities.

To encourage its officers and employees to participate in social and cultural contribution activities, Shinsei Bank has established the following programs:

- Volunteer holidays
  When officers and employees volunteer to participate in social and cultural contribution activities, they can take volunteer holidays.
- Matching gift program
  When officers and employees make individual contributions to social and cultural contribution activities, Shinsei Bank matches such contributions.

■ Run for the Cure 2005

A total of 73 Shinsei Bank employees participated in the charity run/walk event "Run for the Cure 2005," which was held in October 2005 to enhance awareness of breast cancer and its research.

Approximately 400 people participated in the event, which was sponsored by the Run for the Cure Foundation, an organization that funds research as well as the enhancement of people's awareness of breast cancer. Shinsei Bank made a matching donation of ¥400,000 to the foundation, the equivalent amount of the entry fees paid by its employees.

■ The US–Japan Bridging Foundation

Shinsei Bank supports the fostering of understanding and appreciation between other countries and Japan. One organization at the forefront of promoting closer ties is the US–Japan Bridging Foundation. Launched in 1998 by the Japan–US Friendship Commission, the foundation is a public–private partnership that provides scholarships to American undergraduates.

Its goal is to increase the number of American undergraduates studying and matriculating in Japanese universities. Shinsei Bank is proud to offer its support to this organization and play a role in increasing the knowledge and awareness between Japan and the United States.



Forum held by the Japan Committee "Vaccines for the World's Children"

■ Vaccines for the World's Children

Shinsei Bank supports the Japan Committee "Vaccines for the World's Children (JCV)," a non-profit organization whose main activities include supplying vaccines to help erradicate preventable infectious diseases in children.

In December 2005, at Shinsei Bank head office, "Children are a Gift of Hope from the 22nd Century" was held by JCV, attracting more than 200 people.

Acquiring and Retaining Best People

To create a cohesive and rewarding corporate culture that will increase corporate value, Shinsei Bank has established an integrated approach to ensure that the Bank can identify, develop and retain the highest quality people. This system is based on three components:

- performance-based compensation,
- decentralized staffing authority, and
- active lateral career recruitment.

To maximize resource allocation, the Bank has given each business group the authority to recruit, train, compensate and promote its own employees. The objective is to better coordinate the allocation of human resources with the specific nature and needs of each business activity and reward success. To enhance the impact of Shinsei Bank's performance-based compensation, the Bank has abolished the seniority system and revised the retirement benefit program. It has also introduced a stock option program to tie remuneration to the creation of value for shareholders.

Shinsei Bank has expanded the scope of employee training to include specialized group training for specific relevant business knowledge and skills, as well as programs to evaluate performance. To assist its employees and attract talented female professionals who are also raising young children, Shinsei Bank has opened an on-site day care facility called Hibiya Kids Park, and was the first Japanese bank to launch such a facility. Shinsei Bank is also leading in efforts to attract and promote female managers. In December 2003, the Bank launched the Women's Leadership Project, a professional networking and leadership program for employees. As a result of its efforts, Shinsei Bank won an excellent firm award from the director-general of the Tokyo Labour Bureau and received the Commendation for Enterprises by the Ministry of Health, Labour and Welfare in June 2004.

Shinsei Bank has increased its lateral career

recruitment activity, primarily in the fields of financial engineering, risk control, IT and retail banking. Since the establishment of the new management team in March 2000, the Bank has actively recruited approximately 1,130 mid-career employees from outside Shinsei to provide specific skills and expertise. Approximately 130 of these new hires were expatriates. The Bank also continues to seek new graduates, recruiting 40 in April 2006.

As the Bank continues to grow, Shinsei Bank is working aggressively to manage its expenses. It constantly reviews ways to further improve efficiency in personnel management. Shinsei Bank has outsourced some human resources and general service activities that can be more efficiently conducted by third parties and has successfully adopted web-based attendance, performance evaluation and payroll statement systems.

Furthermore, Shinsei Bank established "Office of CLO" headed by the Chief Learning Officer (CLO) as an independent division in April 2006. It promotes integrated and consistent training, education and human capital development for all Bank employees, and ensures alignment with strategy and the Bank's vision, core values and guiding principles.

Reducing Environmental Impact

Shinsei Bank cares about the local community and is working to reduce the environmental impact of its activities.

Lowering Paper Consumption

At Shinsei Bank, recycled paper is recommended to reduce paper usage and wastepaper. Shinsei Bank also promotes the reduction and digitization of presentation materials and flyers for external use, as well as computerized data for internal information exchange.

Promoting "Green" Purchasing

Shinsei Bank practices "green" purchasing in selecting office supplies and prefers environment-conscious products. The Eco Mark—environmental labels certified independently by manufacturers and organizations—and use of recycled materials are considered when purchasing. In February 2002, the Bank began providing its employees with furniture in compliance with laws on promoting green purchasing, and we continue to purchase recyclable products.

Separating Wastepaper and Other Trash

In accordance with trash separation standards set by each local organization, Shinsei Bank thoroughly separates wastepaper and other trash.

For Recycling		General Trash	Industrial Waste
Copy paper, office automation (OA) paper, magazines, newspapers, cardboard, shredder dust	Bottles, cans, polyethylene terephthalate (PET) bottles	Kitchen garbage	Metal, plastic, oversized garbage, medical waste

Data on Environmental Impact

Shinsei Bank has been making efforts to save energy and natural resources. Since fiscal 2002, the Bank has been conducting research that assesses its performance in reducing environmental impact. In many categories, the Bank has become more efficient and effective in what it consumes.

Years ended March 31	2006	2005	2004
Electricity, gas (Unit: Megajoules)	**51,270,215**	44,137,789	45,972,036
Water (Unit: 1,000 m^3)	**16,544**	16,433	15,441
CO_2 emissions (Unit: Tons)	**2,235**	1,900	2,148
Waste disposal (Unit: Tons)	**468**	550	413
Amount of recycled material (Unit: Tons)	**259**	268	190
Final waste disposal (Unit: Tons)	**209**	282	223

Notes:
(1) Based on the ratio of occupied space by the Bank to total space, excluding space occupied by tenants.
(2) Electricity, gas and water: Based on the regulations set by the Tokyo Metropolitan Government as global warming countermeasures.
(3) Waste disposal: Based on the regulations set by Chiyoda-ku, Tokyo.

Contents

Management's Discussion and Analysis of
Financial Condition and Results of Operations 39
Overview 39
Selected Financial Data (Consolidated) 44
Results of Operations 46
Financial Condition 66
Risk Policy and Management 87
Consolidated Balance Sheets 94
Consolidated Statements of Income 95
Consolidated Statements of Shareholders' Equity 96
Consolidated Statements of Cash Flows 97
Notes to Consolidated Financial Statements 98
Independent Auditors' Report 132
Non-Consolidated Balance Sheets (Unaudited) 133
Non-Consolidated Statements of Income (Unaudited) 134
Non-Consolidated Statements of Retained Earnings (Unaudited) 134

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") for banks, including the notes to those financial statements, included elsewhere in this annual report. Except as otherwise indicated, the financial information in the following discussion is based on our consolidated financial statements.

The discussion below contains forward-looking statements regarding the intent, belief or current expectations of management with respect to our financial condition and future results of operations. In many cases, but not all, we use such words as "anticipate," "believe," "estimate," "expect," "intend," "plan," "probability," "risk" and similar expressions in relation to us or our management to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those we currently anticipate or aim at. We do not intend to update these forward-looking statements.

In this section, except where the context indicates otherwise, "we" or "our" means Shinsei Bank, Limited and its subsidiaries and affiliates accounted for by the equity method, and "Shinsei" or "the Bank" refers to Shinsei Bank alone.

Financial and operational data that are stated in multiples of ¥0.1 billion have been truncated. All percentages have been rounded to the nearest 0.1%.

"Fiscal year 2005" refers to our fiscal year ended March 31, 2006, and other fiscal years are referred to similarly.

Overview

Shinsei Bank, Limited is a leading diversified financial institution operating principally in Japan. Guided by global standards of management and governance, we are bringing innovative banking practices to the Japanese market with a business model based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance (CCF) and Retail Banking. These three pillars cover a broad range of businesses and customer segments which provide us with diversified revenues. In particular, our acquisitions of APLUS Co., Ltd., in September 2004 and Showa Leasing Co., Ltd., in March 2005 substantially expanded our CCF operations. We believe our unique history and business strategy have made us more global than local financial institutions in Japan and more local than foreign financial institutions having a presence in Japan.

Our focus is to grow repeatable, customer-driven revenues by meeting our customers' needs. We recently have made significant progress in diversifying our revenue sources, increasing the contribution of non-interest income and deploying excess capital in value-enhancing opportunities. In fiscal year 2005, we were able to:

- continue to implement our "solution banking" approach in our institutional banking business, bringing investment banking services and expertise to our traditional customer base while also targeting new clients through close collaboration among our product specialists and relationship managers;
- expand our retail banking business by introducing products tailored to customers' needs and delivering them through cost-effective means such as our remote channels and our "*BankSpot*" mini-branches;
- enhance the efficiency and profitability of our CCF businesses, including APLUS and Showa Leasing, through the application of our financial and risk management expertise, improved product offerings and reduced funding costs; and
- maintain our fiscal discipline in order to further improve returns on invested capital, minimize non-performing loans and continue to rationalize expenses.

Fiscal Year 2005 Financial Highlights

(All figures compared to fiscal year 2004)

- Revenue growth of ¥95.5 billion or 53.8% to ¥273.4 billion
- Net income of ¥76.0 billion, up 12.8%
- Cash basis net income of ¥101.9 billion, up 36.4%
- Expense-to-revenue ratio improved from 54.7% to 50.0%
- Return on equity (fully diluted) of 9.3%
- Return on tangible equity of 18.8%
- Fully diluted net income per share on cash basis of ¥50.55
- Total capital adequacy ratio improved from 11.8% to 15.5%

Cash Basis[1][2] Net Income Milestone Achieved:
Net Income of ¥101.9 Billion in Fiscal Year (FY) 2005
(Billions of yen)



120
90
60
30
0
101.9
Up 36%
74.7
66.4
61.2
53.0
FY2001
FY2002
FY2003
FY2004
FY2005

Notes:
(1) Excludes amortization of APLUS and Showa Leasing's consolidation goodwill and other intangibles, net of tax benefit. Japanese GAAP basis net income in FY2004 was ¥67.4 billion and in FY2005 was ¥76.0 billion.
(2) From FY2001 to FY2003 cash basis net income is assumed to be equal to Japanese GAAP basis net income.

Outlook

We believe we have established a strong foundation for future growth based on:

- our highly-experienced, responsive management team;
- our global-standard corporate governance structure, led by a board of directors that is composed principally of leading Japanese and foreign industry and academic leaders;
- our client-focused corporate culture in which employee compensation and promotion is performance-based, which makes us an attractive "employer of choice" among Japanese financial institutions;
- the scope and synergies of our innovative three-pillar business model consisting of Institutional Banking, CCF and Retail Banking;
- our high asset quality, strong capital base and enhanced revenue base;
- our strong household recognition, making us one of the best recognized brands among Japanese banks; and
- the transformation of our information systems from a mainframe-based architecture to a flexible, modular design utilizing primarily off-the-shelf hardware and software and the internet to offer real-time functionality to our staff and customers.

While many Japanese financial institutions have expressed the need for wide-ranging changes to their corporate strategy, business model and operations, we believe that our rapid pace of implementing strategic and operational changes sets us apart and places us in a strong competitive position.

Significant Events

Offering of Preferred Securities and Subordinated Notes

On February 23, 2006, we successfully completed dual tranche hybrid Tier I and lower Tier II global institutional offerings. We issued $775.0 million of step-up non-cumulative perpetual preferred securities (treated as hybrid Tier I) and €1.0 billion of step-up callable subordinated notes. The initial dividend on the preferred securities is 6.418%. The step-up callable subordinated notes bear interest at a fixed rate of 3.75% for five years. Having strengthened our capital base through these issuances, we intend to repay approximately ¥117.0 billion of our outstanding Upper Tier II subordinated debt and bonds by September 2006. On March 23, 2006, we completed an additional hybrid non-step-up Tier I global institutional offering. We issued $700.0 million of non-cumulative non-step-up perpetual preferred securities. The initial dividend on the non-step-up perpetual preferred securities is 7.16%. These issuances and intended debt repayments are consistent with our strategy to strengthen our capital ratios in a cost-effective manner.

February 23, 2006 Offering	Hybrid Tier I
Structure	Perpetual Non-Call 10 year
Issue amount	$775.0 million
Ratings (Moody's/S&P)	Baa2/BBB-
	Lower Tier II
Structure	10 Year Non-Call 5 year
Issue amount	€1.0 billion
Ratings (Moody's/S&P)	Baa1/BBB
March 23, 2006 Offering	Hybrid Tier I
Structure	Perpetual Non-Call 10 year
Issue amount	$700.0 million
Ratings (Moody's/S&P/Fitch)	Baa2/BBB-/BBB-

Acquisition of APLUS and Related Transactions

On September 29, 2004, we acquired a controlling interest in APLUS, a consumer credit company in Japan. APLUS provides a number of consumer financing products including installment sales credit, credit cards, loan cards, loan guarantees and billing settlement services.

Under Japanese GAAP, APLUS's results of operations for the six months ended September 30, 2004 had no effect on our consolidated income statement for the same period because APLUS became our consolidated subsidiary at the end of the period. Following our investment in APLUS, we conducted a fair value review of APLUS's assets and liabilities, and also conducted a fair value review of its intangible assets for purposes of preparing our consolidated balance sheet as of September 30, 2004. The excess of our purchase price over the net asset fair value after deducting identified intangible assets and their associated deferred tax liability was accounted for as consolidation (acquired) goodwill. As a result, ¥201.7 billion in consolidation goodwill and ¥70.2 billion in intangible assets were recorded in our consolidated financial statements.

Although approximately 36% of APLUS's common stock is held by minority shareholders, none of APLUS's income will be attributed to minority shareholders until such time as APLUS's cumulative net income subsequent to September 30, 2004, less dividends on preferred stock paid to shareholders other than us, exceeds the aggregate amount of our investment in the preferred stock of APLUS.

On March 24, 2006, APLUS invested ¥10.5 billion in purchasing 2.1 million shares, and owns 97.29%, of Zen-Nichi Shinpan Co., Ltd., an installment sales company. Under Japanese GAAP, March 31, 2006 was deemed as the acquisition date of our controlling interest in Zen-Nichi Shinpan and therefore the results of Zen-Nichi Shinpan are not reflected in our or APLUS's consolidated statement of income for the year then ended.

Acquisition of Showa Leasing

On March 23, 2005, we acquired a 96.3% interest in Showa Leasing, a leading general and automobile leasing company in Japan.

Under Japanese GAAP, March 31, 2005 was deemed as the acquisition date of our controlling interest in Showa Leasing and therefore the results of Showa Leasing are not reflected in our consolidated statement of income for the year then ended. In the consolidation of Showa Leasing into our consolidated balance sheet as of March 31, 2005, the consolidated assets and liabilities of Showa Leasing were stated at their fair values. As a result, ¥51.2 billion in consolidation goodwill and ¥10.1 billion in intangible assets were recorded in our consolidated financial statements.

Conversion from a Long-Term Credit Bank to an Ordinary Bank

We converted our long-term credit bank charter to an ordinary bank charter on April 1, 2004. We believe that operating as an ordinary bank has eliminated several restrictions applicable to long-term credit banks and not applicable to ordinary banks, thereby improving our competitiveness. In particular, we believe that we are able to more freely accept deposits from customers without having to offer them debentures. Converting to an ordinary bank has also enabled us to extend long-term loans to customers, including retail customers, without having to comply with special rules concerning loan security and repayment terms that are applicable only to long-term credit banks, giving us greater flexibility to execute our retail banking strategy in recent periods.

The Financial Services Agency (FSA) allowed us to retain the ability to issue debentures without registration, which is one of the benefits that we enjoyed as a long-term credit bank, for a period of ten years following conversion until March 2014.

Reduction in Non-Performing Claims and Expiration of Cancellation Right to the DIC

Following the sale of our common shares by the Japanese government to private investors in March 2000, our management accorded the highest priority to improving the quality of our loan portfolio. We reduced our balance of non-performing claims from ¥1,864.7 billion as of March 31, 2000 to ¥42.5 billion as of March 31, 2006. Over that period, we disposed of ¥1,822.2 billion of non-performing claims, including ¥9.2 billion in the fiscal year ended March 31, 2006. We made the disposals through sales, collections and write-offs, as well as the return of claims to the Deposit Insurance Corporation of Japan (DIC), under the terms of the original share purchase agreement.

Approximately 58% of the non-performing claims we disposed of were returned to and accepted by the DIC under the cancellation right. The right expired on March 1, 2003, and all disputes regarding exercise of the right with the DIC were resolved in the fiscal year ended March 31, 2005.

Global Settlement of Claims Relating to EIE International

On May 23, 2004, we entered into a global settlement with the bankruptcy trustee for EIE International Corporation, a real estate developer, and other parties with respect to disputes arising from lending to EIE International by our predecessor, LTCB. This resulted in part from the trustee moving to reinstate litigation in Saipan that had initially been filed in July 2001. Under the terms of the settlement, we paid the trustee ¥21.8 billion on June 16, 2004. The DIC, in connection with the sale to private investors of our shares under the original share purchase agreement, agreed to indemnify us for losses arising from legal proceedings brought after March 1, 2000 relating to the conduct of LTCB prior to that date. On December 27, 2004, we sought indemnity from the DIC for approximately ¥15.0 billion in connection with this litigation as well as other indemnifiable claims, after taking into account the ¥5.0 billion threshold amount and other factors according to the share purchase agreement. The ¥15.0 billion reflects in large part a claim for ¥17.4 billion of the amount paid in the EIE settlement. On April 28, 2005, the DIC notified us that our indemnification claim includes both indemnifiable amounts as well as unindemnifiable amounts and unless the unindemnifiable amounts are clearly separated, the DIC will not accept our claim. We provided ¥4.5 billion in specific reserves for other credit losses related to this dispute in the fiscal year ended March 31, 2005 and on July 19, 2005 we filed a lawsuit in the Tokyo District Court against the DIC for an indemnity of approximately ¥13.4 billion in respect of EIE settlement losses. This lawsuit is pending.

Sales of Japanese Equities

Pursuant to the share purchase agreement, we transferred to the DIC LTCB's portfolio of approximately ¥2.3 trillion in Japanese equities, comprising mainly listed shares, based on the market value of the securities as of January 2000. The DIC also entrusted these shares to our trust bank subsidiary for a period of five years and granted us an ongoing option to repurchase any of them. We have recorded net gains from the exercise of the call option, within other business income or losses, as a component of income on monetary assets held in trust. The five-year option period expired in March 2005, although refusals on the part of the DIC to sell particular shares resulted in a one-year extension with respect to such shares from the date of refusal in accordance with the share purchase agreement. We will no longer have any repurchase option rights in future periods.

Stock Options

At our annual general meeting of shareholders on June 24, 2005, we obtained approval for the issuance of stock acquisition rights as stock options to directors, statutory executive officers (shikkou-yaku) and employees of Shinsei as well as directors and employees of its wholly owned subsidiaries. Up to 24,000 stock acquisition rights, each representing the right to acquire 1,000 common shares may be allocated in the aggregate under this approval. Between June 27, 2005 and May 25, 2006, we issued 20,042 of the stock acquisition rights; 9,626 of which have an exercise price of ¥601 per share of common stock, 210 of which have an exercise price of ¥697.67 of which have an exercise price of ¥774 and 10,139 of which have an exercise price of ¥825. The exercise period of the stock acquisition rights is from July 1, 2005 to June 23, 2015 for 3,417 of the issued options, from July 1, 2007 to June 23, 2015 for 6,486 of the issued options and from June 1, 2006 to June 23, 2015 for 3,358 of the issued options and from June 1, 2008 to June 23, 2015 for the other 6,781 issued options. In addition, we have issued an aggregate of 9,891 options in prior periods exercisable from July 1, 2006 to June 23, 2014 with exercise prices ranging from ¥551 to ¥697 per share.

Acquisition of Treasury Shares

In order to implement the stock option plan described above, we will seek approval at our annual general meeting of shareholders on June 27, 2006 to repurchase up to 30 million shares of our common stock for a maximum aggregate acquisition price of ¥30 billion. This approval, if granted, will be valid for one year. Our articles of incorporation also permit our board of directors to authorize the repurchase of shares from time to time pursuant to the applicable provisions of the Corporation Act. Pursuant to the prior year's repurchase authorization, we have acquired 4,019,000 shares of common stock for an aggregate amount of ¥2,997.8 million as of June 6, 2006. In addition, we have acquired 11,403 shares of common stock from shareholders holding less than one unit, or 1,000 shares, of our common stock for an aggregate of ¥7.7 million as of June 6, 2006.

Recent Developments

Administrative Action on Shinsei Trust and Banking

On April 26, 2006, Shinsei Trust and Banking (STB) was asked by the FSA to suspend operations relating to new business associated with the real estate trust business for one year. The business suspension order cited a failure to investigate or assess properties adequately prior to real estate entrustment and related compliance and governance issues. We take this matter seriously and are taking definitive action to strengthen our corporate governance and internal compliance procedures to prevent any re-occurrence.

STB's existing businesses, including management of already entrusted properties, non-real estate related entrustment businesses and our private client business, will not be affected by this suspension.

Strategic Investment in Jih Sun Financial Holding of Taiwan

On May 10, 2006, we announced our agreement to acquire 31.8% of the common and preferred shares of Jih Sun Financial Holding for approximately ¥40.2 billion. Jih Sun is a financial holding company with subsidiaries offering a full array of banking and brokerage products and services in Taiwan. We expect our contribution of investment and expertise to help Jih Sun to strengthen its capital base and expand its operations and expect Jih Sun to be treated as our equity-method affiliate. As of March 31, 2006, Jih Sun had total consolidated assets of NT$345.7 billion.

Selected Financial Data (Consolidated)

Shinsei Bank, Limited, and Consolidated Subsidiaries
As of or for the fiscal years ended March 31, 2006, 2005, 2004, 2003 and 2002

	Billions of yen (except per share data and percentages)				
	2006	2005	2004	2003	2002
Income statement data:					
Net interest income	**¥ 82.2**	¥ 66.8	¥ 57.1	¥ 66.1	¥ 88.4
Net fees and commissions	**45.4**	32.4	18.5	16.5	7.8
Net trading income	**27.5**	23.9	2.7	8.5	1.7
Net other business income	**118.0**	54.5	45.0	16.5	22.4
Total revenue	**273.4**	177.8	123.5	107.7	120.4
Total general and administrative expenses	**136.5**	97.3	70.1	69.7	69.5
Net credit costs (recoveries)	**30.1**	(0.9)	(15.4)	(8.6)	1.0
Amortization of consolidation goodwill and other intangibles	**29.4**	8.8	0.0	—	0.6
Other (losses) gains, net	**(3.4)**	(7.0)	0.1	(0.2)	(8.8)
Income before income taxes and minority interests	**73.7**	65.5	68.9	46.3	40.3
Current income tax	**3.7**	1.4	1.4	0.8	0.3
Deferred income tax (benefit)	**(11.4)**	(3.4)	1.1	(7.5)	(21.2)
Minority interests in net income (loss) of subsidiaries	**5.2**	0.1	(0.0)	0.0	0.0
Net income	**¥ 76.0**	¥ 67.4	¥ 66.4	¥ 53.0	¥ 61.2
Balance sheet data:					
Trading assets	**¥ 193.5**	¥ 168.5	¥ 635.0	¥ 361.1	¥ 443.9
Securities	**1,494.4**	1,478.2	1,483.2	1,770.9	1,462.2
Loans and bills discounted	**4,087.5**	3,430.4	3,047.0	3,502.3	4,801.9
Customers' liabilities for acceptances and guarantees	**813.4**	1,058.1	38.3	50.5	114.4
Reserve for credit losses	**(144.8)**	(149.7)	(177.9)	(216.5)	(370.0)
Total assets	**9,405.0**	8,576.3	6,343.7	6,706.9	8,069.5
Deposits, including negotiable certificates of deposit	**4,071.7**	3,452.8	2,734.4	2,576.9	2,260.7
Debentures	**1,018.9**	1,242.6	1,358.0	1,884.3	2,730.4
Trading liabilities	**149.9**	69.1	92.2	117.4	173.5
Borrowed money	**1,205.7**	1,160.2	334.4	336.8	459.2
Acceptances and guarantees	**813.4**	1,058.1	38.3	50.5	114.4
Total liabilities	**8,287.8**	7,735.7	5,612.7	6,026.9	7,445.9
Minority interests in subsidiaries	**261.8**	53.8	0.9	0.1	0.0
Capital stock	**451.2**	451.2	451.2	451.2	451.2
Total shareholders' equity	**855.3**	786.6	730.0	679.8	623.5
Total liabilities, minority interests in subsidiaries and shareholders' equity	**9,405.0**	8,576.3	6,343.7	6,706.9	8,069.5
Per share data (in yen[1]):					
Common shareholders' equity	**¥ 380.20**	¥ 329.65	¥ 287.94	¥ 249.59	¥ 211.00
Fully diluted shareholders' equity[2]	**421.62**	390.06	378.70	335.28	307.51
Basic net income	**53.16**	46.78	46.03	36.18	42.21
Diluted net income	**37.75**	34.98	32.75	26.15	30.19
Capital adequacy data:					
Tier I capital ratio	**10.3%**	7.0%	16.2%	14.3%	10.7%
Total capital adequacy ratio	**15.5%**	11.8%	21.1%	20.1%	17.0%
Average balance data:					
Securities	**¥1,721.4**	¥1,509.4	¥1,618.1	¥1,988.3	¥1,947.1
Loans and bills discounted	**3,730.7**	3,099.9	3,124.0	4,009.6	5,512.4
Total assets	**8,990.6**	7,460.0	6,525.3	7,388.2	8,777.6
Interest-bearing liabilities	**6,418.3**	5,216.0	4,879.8	6,313.1	7,066.9
Total liabilities and minority interests in subsidiaries	**8,169.6**	6,701.7	5,820.4	6,736.6	8,174.5
Shareholders' equity	**821.0**	758.3	704.9	651.6	603.1
Other data:					
Return on assets	**0.8%**	0.9%	1.0%	0.7%	0.7%
Return on equity (fully diluted)	**9.3%**	8.9%	9.4%	8.1%	10.2%
Ratio of equity to total assets	**9.1%**	10.2%	10.8%	8.8%	6.9%
Ratio of deposits, including negotiable certificates of deposit, to total liabilities	**49.1%**	44.6%	48.7%	42.8%	30.4%
Net interest margin	**1.4%**	1.3%	1.1%	1.0%	1.1%
Expense-to-revenue ratio	**50.0%**	54.7%	56.8%	64.7%	57.7%
Non-performing claims, non-consolidated	**¥42.5**	¥51.7	¥97.3	¥233.2	¥1,113.6
Ratio of non-performing claims to total claims, non-consolidated	**1.0%**	1.4%	2.8%	5.7%	20.0%
Net deferred tax assets	**¥16.3**	¥4.3	¥22.8	¥18.4	¥17.6
Net deferred tax assets as a percentage of Tier I capital	**2.2%**	0.9%	3.2%	2.8%	2.9%

Notes:
(1) On June 25, 2003, Shinsei's common shareholders approved a 1-for-2 reverse stock split, which was consummated on July 29, 2003. The per share data is presented as if the reverse stock split had been consummated at the beginning of the periods presented.
(2) Fully diluted shareholders' equity per share is calculated by dividing total shareholders' equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price within the predetermined range at the end of the period.

We recorded amortization of consolidation (acquired) goodwill and other intangibles, net of tax benefit, of ¥25.8 billion associated with the acquisitions, of APLUS and Showa Leasing in the fiscal year ended March 31, 2006. To provide greater transparency and understanding of our underlying performance, we disclose cash basis net income, which excludes the amortization of consolidation goodwill and other intangibles, net of tax benefit, in our earnings announcements. Our cash basis net income for the fiscal year ended March 31, 2006 was ¥101.9 billion, an increase of 36.4% compared to cash basis net income of ¥74.7 billion for the prior year. A reconciliation of various earnings measures from our results reported under Japanese GAAP to a cash basis is given below.

Supplemental Financial Data and Reconciliations to Japanese GAAP Measures

Shinsei Bank, Limited, and Consolidated Subsidiaries

For the fiscal year ended March 31, 2006	Billions of yen (except per share data and percentages)
Amortization of consolidation goodwill and other intangibles	
Amortization of intangible assets	¥ 9.0
Associated deferred tax liability	(3.6)
Amortization of consolidation goodwill	20.4
Total amortization of consolidation goodwill and other intangibles, net of tax benefit	25.8
Reconciliation of net income to cash basis net income	
Net income	76.0
Amortization of consolidation goodwill and other intangibles, net of tax benefit	25.8
Cash basis net income	101.9
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	53.16
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	19.00
Cash basis basic net income per share	72.16
Reconciliation of fully diluted net income per share to cash basis fully diluted net income per share	
Fully diluted net income per share	37.75
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	12.80
Cash basis fully diluted net income per share	50.55
Reconciliation of return on assets to cash basis return on assets	
Return on assets	0.8%
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	0.3
Cash basis return on assets	1.2
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	9.3%
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	3.1
Cash basis return on equity (fully diluted)	12.4
Reconciliation of return on equity to return on tangible equity	
Return on equity (fully diluted)	9.3%
Effect of consolidation goodwill and other intangibles[1]	9.5
Return on tangible equity (fully diluted)	18.8

Note:
(1) Net income excludes amortization of consolidation (acquired) goodwill and other intangibles, net of tax benefit. Average shareholders' equity excludes consolidation (acquired) goodwill and other intangibles, net of associated deferred tax liability.

Results of Operations

Fiscal Year Ended March 31, 2006 Compared with Fiscal Year Ended March 31, 2005

The results of both APLUS and Showa Leasing are included in our consolidated income statement for the full year ended March 31, 2006. On a combined basis, they contributed ¥107.9 billion to our total consolidated revenue. The results of Showa Leasing are not included in our consolidated income statement for the prior year, while six months of APLUS's results are included. For the fiscal year ended March 31, 2005, APLUS contributed ¥36.2 billion to our total revenue.

Total revenue for the fiscal year ended March 31, 2006 was ¥273.4 billion, an increase of ¥95.5 billion or 53.8% as compared to the previous fiscal year. Both net interest income and non-interest income contributed to this significant increase in revenue. Revenue contribution from fees and commissions, trading and other non-interest revenue sources (including income on leased assets and installment receivables) grew to 69.9% of total revenue in fiscal year 2005.

Our total general and administrative expenses for the fiscal year ended March 31, 2006 were ¥136.5 billion, an increase of ¥39.2 billion or 40.4% as compared to the previous fiscal year. The increase is largely due to the inclusion of Showa Leasing and the full year impact of APLUS. This increase in expenses was partly offset by continued expense rationalization across all businesses. As a result, for the fiscal year ended March 31, 2006, our ratio of total general and administrative expenses to total revenue improved from 54.7 % to 50.0%.

We recorded net credit costs of ¥30.1 billion during fiscal year 2005, as compared to net credit recoveries of ¥0.9 billion for the previous fiscal year. The increase in credit costs in this fiscal year was largely attributable to the full year impact of APLUS and inclusion of Showa Leasing. The net credit recoveries in last fiscal year were primarily attributable to a reduction in Shinsei's historical default ratio due to improvement in overall asset quality. This was partly offset by APLUS's credit costs in the second half of last fiscal year.

We further reduced our non-performing loans (NPLs) balance under the Financial Revitalization Law so that as of March 31, 2006, total NPLs of Shinsei were ¥42.5 billion, a decline of ¥9.2 billion or 17.9% as compared to the balance at March 31, 2005. NPLs were 1.0% of total claims outstanding at March 31, 2006 on a non-consolidated basis.

Our Tier I capital ratio of 10.3% and a total capital adequacy ratio of 15.5% as of March 31, 2006, reflect consistent profitability. Our capital mostly consists of Tier I capital and as of March 31, 2006, net deferred tax assets, the difference between our deferred tax assets and deferred tax liabilities, constituted 2.2% of our Tier I capital.

Table 1. Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)

	Billions of yen (except percentages)					
	2006			2005[3]		
Fiscal years ended March 31	Average balance	Interest	Yield/rate	Average balance	Interest	Yield/rate
Interest-earning assets:						
Loans and bills discounted	**¥3,730.7**	**¥104.4**	**2.80%**	¥3,099.9	¥ 77.3	2.50%
Leased assets and installment receivables	**793.7**	**46.0**	**5.80**	152.2	10.1	6.64
Securities	**1,721.4**	**16.8**	**0.98**	1,509.4	15.8	1.05
Other interest-earning assets[1]	**503.7**	**3.7**	**0.74**	553.4	8.1	1.48
Total revenue on interest-earning assets	**¥6,749.7**	**¥171.0**	**2.53%**	¥5,315.0	¥111.4	2.10%
Interest-bearing liabilities:						
Deposits, including negotiable certificates of deposit	**¥3,776.8**	**¥ 16.9**	**0.45%**	¥3,096.2	¥ 13.6	0.44%
Debentures	**1,152.9**	**4.7**	**0.41**	1,311.4	6.1	0.47
Subordinated debt	**259.7**	**5.5**	**2.13**	210.5	6.9	3.32
Borrowed money and corporate bonds	**999.3**	**12.2**	**1.22**	338.0	6.6	1.96
Other interest-bearing liabilities[1]	**229.4**	**3.3**	**1.45**	259.7	1.0	0.40
Total expense on interest-bearing liabilities	**¥6,418.3**	**¥ 42.7**	**0.67%**	¥5,216.0	¥ 34.4	0.66%
Non-interest-bearing sources of funds:						
Non-interest-bearing (assets) liabilities, net	**¥ (489.6)**	**—**	**—**	¥ (659.2)	—	—
Shareholders' equity[2]	**821.0**	**—**	**—**	758.3	—	—
Total interest-bearing liabilities and non-interest-bearing sources of funds	**¥6,749.7**	**—**	**—**	¥5,315.0	—	—
Net interest margin	**—**	**—**	**1.87%**	—	—	1.44%
Impact of non-interest-bearing sources	**—**	**—**	**0.03**	—	—	0.01
Net revenue on interest-earning assets/yield on interest-earning assets	**—**	**¥128.3**	**1.90%**	—	¥ 77.0	1.45%

Reconciliation of total revenue on interest-earning assets to total interest income

Total revenue on interest-earning assets	**¥6,749.7**	**¥171.0**	**2.53%**	¥5,315.0	¥111.4	2.10%
Less: Income on leased assets and installment receivables	**793.7**	**46.0**	**5.80**	152.2	10.1	6.64
Total interest income	**¥5,955.9**	**¥125.0**	**2.10%**	¥5,162.8	¥101.3	1.96%
Total interest expenses	**—**	**42.7**	**—**	—	34.4	—
Net interest income	**—**	**¥ 82.2**	**—**	—	¥ 66.8	—

Notes:
(1) Other interest-earning assets and other interest-bearing liabilities include interest swaps and fund swaps.
(2) Represents a simple average of the balance at the end of the current period and the balance at the end of the previous period.
(3) Prior period reporting has been restated to be consistent with current reporting format.

Table 2. Analysis of Changes in Net Revenue on Interest-Earning Assets (Consolidated)

From fiscal year ended March 31, 2005 to fiscal year ended March 31, 2006	Billions of yen		
	Due to change in[1]		
	Volume	Rate	Net change
Increase (decrease) in interest revenue:			
Loans and bills discounted	¥15.7	¥11.3	¥27.0
Leased assets and installment receivables	42.5	(6.6)	35.9
Securities	2.2	(1.2)	1.0
Other interest-earning assets	(0.7)	(3.7)	(4.4)
Total revenue on interest-earning assets			¥59.5
Increase (decrease) in interest expenses:			
Deposit, including negotiable certificates of deposit	¥ 3.0	¥ 0.2	¥ 3.2
Debentures	(0.7)	(0.7)	(1.4)
Subordinated debt	1.6	(3.1)	(1.4)
Borrowed money and corporate bonds	12.9	(7.3)	5.6
Other interest-bearing liabilities	(0.1)	2.4	2.3
Total expense on interest-bearing liabilities			¥ 8.2
Net increase in net revenue on interest-earning assets			¥51.3

Reconciliation of total revenue on interest-earning assets to total interest income

Total revenue on interest-earning assets	¥59.5
Less: Income on leased assets and installment receivables	35.9
Total interest income	¥23.6
Total interest expenses	¥ 8.2
Net increase in net interest income	¥15.3

Note:
(1) The changes in interest income and expense for each category are divided into the portion of change attributable to the variance in volume or rate for that category. The attribution of the volume variance is calculated by multiplying the change in volume by the previous year's rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current year's balance.

Net Revenue on Interest-Earning Assets

Our net revenue on interest-earning assets includes net interest income as well as revenue earned on our average balance of leased assets and installment receivables. We consider income on leased assets and installment receivables to be a component of our interest income, but Japanese GAAP does not include income on leased assets and installment receivables in net interest income. Thus we calculate net interest income excluding income on leased assets and installment receivables and then reconcile to net revenue on interest-earning assets by including income on leased assets and installment receivables, which is reported in net other business income in our consolidated statement of income.

Our principal interest-earning assets include loans and bills discounted, securities (other than securities held for trading purposes), consisting mainly of Japanese government bonds and bonds issued by non-Japanese corporations, as well as leased assets and installment receivables generated in our CCF business. Our principal interest-bearing liabilities are deposits (including negotiable certificates of deposit and foreign currency deposits), debentures, subsidiaries' borrowings from other financial institutions, and subordinated bonds and debt.

Strong Growth in Interest-Earning Assets and Yields

Average Balance of Interest-Earning Assets
(Billions of yen)



8,000
6,000
4,000
2,000
0
Up 27%
6,749.7
5,315.0
2,225.2
2,062.9
793.7
152.2
3,099.9
3,730.7
FY2004
FY2005
Other interest-earning assets
Leased assets and installment receivables
Loans and bills discounted

Net Yield on Interest-Earning Assets
(%)



2.0
1.5
1.0
0.5
0.0
1.45%
1.90%
FY2004
FY2005

Net revenue on interest-earning assets for the fiscal year ended March 31, 2006 was ¥128.3 billion, an increase of ¥51.3 billion compared with the prior fiscal year. Total revenue on interest-earning assets increased by ¥59.5 billion while total interest expenses increased by ¥8.2 billion. The net yield on interest-earning assets increased to 1.90%, an increase of 0.45% compared with the prior fiscal year.

Based on an attribution analysis which divides revenue and expense changes into either a variance in the volume of assets or liabilities or a variance in interest rate, the ¥59.5 billion increase in total revenue on interest-earning assets is attributable primarily to higher volume of leased assets and installment receivables of APLUS and Showa Leasing following their consolidation and an increase in balance and yield on loans and bills discounted. The average consolidated balance for loans and bills discounted increased to ¥3,730.7 billion for the fiscal year ended March 31, 2006 from ¥3,099.9 billion for the previous fiscal year. The average yield increased to 2.80% for the fiscal year ended March 31, 2006 from 2.50% for the previous fiscal year. The increases in average balance and yield were primarily the result of increases in institutional loan balances and yields together with an increase in consumer finance loan balances originated by APLUS and increased retail loan balances.

The ¥8.2 billion increase in total interest expense was attributable primarily to the increased average balances of borrowed money and corporate bonds and increased average balances of deposits and negotiable certificates of deposit (NCD). The increase in borrowed money and corporate bonds interest expense was due entirely to an increase in the average balance outstanding to ¥999.3 billion for the fiscal year ended March 31, 2006 from ¥338.0 billion for the previous fiscal year mainly due to increases in borrowed money attributable to APLUS and Showa Leasing. A reduction in the average interest rate on borrowed money and corporate bonds of 0.73% to 1.22% for the fiscal year ended March 31, 2006, from 1.96% for the previous fiscal year reflects our continuing efforts to reduce borrowing costs in APLUS and Showa Leasing. This reduction partially offset the increase in interest expense arising from the higher average balance outstanding. The increase in deposits and NCD interest expense came primarily from an increase in the average balance outstanding to ¥3,776.8 billion for the fiscal year ended March 31, 2006 from ¥3,096.2 billion for the previous fiscal year. The average rate paid on subordinated debt decreased to 2.13% for the fiscal year ended March 31, 2006, from 3.32% for the previous fiscal year, a decline of 1.20%. The decline in subordinated debt interest expense is consistent with our strategy to call and replace high cost subordinated debt with lower cost subordinated debt. A decline in the average debentures balance outstanding to ¥1,152.9 billion for the fiscal year ended March 31, 2006 from ¥1,311.4 billion for the previous fiscal year was consistent with our strategy of increasing retail deposits and reducing maturing debentures that were issued in a higher interest rate environment.

Net Fees and Commissions

Fees and commissions primarily include fees on non-recourse real estate finance, CCF loans and other financing products, fees for securities services, particularly for structuring and underwriting securitization transactions, and commissions on sales of asset management products.

Net fees and commissions for the fiscal year ended March 31, 2006 were ¥45.4 billion, an increase of ¥13.0 billion as compared to the previous fiscal year. The main factor was an increase of ¥4.6 billion in fees from installment shopping credit, credit cards, guarantees and other financing to APLUS customers. Fees and commissions also increased from non-recourse real estate finance, securitization and other capital markets activities for institutional banking clients and from sales of asset management products such as mutual funds and variable annuities to retail customers.

Net Trading Income

The table below shows the principal components of net trading income.

Table 3. Net Trading Income

	Billions of yen	
Fiscal years ended March 31	**2006**	2005
Income from trading securities	**¥ 7.7**	¥ 1.8
Income from securities held to hedge trading transactions	**2.2**	2.1
Income from trading-related financial derivatives	**17.6**	19.8
Other, net	**(0.1)**	0.0
Net trading income	**¥27.5**	¥23.9

Net trading income reflects revenues from customer-driven transactions as well as transactions undertaken for our own trading purposes (that is, transactions seeking to capture gains arising from short-term changes in market value). In addition to investments in securities, it encompasses income we derive from providing derivative products, including structured deposits, to retail and institutional customers.

During the fiscal year ended March 31, 2006, we earned ¥27.5 billion in net trading income, as compared to ¥23.9 billion in the prior fiscal year. The increase in income from trading securities of ¥5.9 billion was attributable to trading Japanese government bonds and equity derivatives activities. This increase was partially offset by a decrease in income from trading-related financial derivatives, as option income generated in connection with interest-linked structured deposits provided to retail customers declined by approximately ¥5.2 billion, to ¥11.0 billion, due to changes in interest rates affecting the profitability of these products.

Net Other Business Income

The table below shows the principal components of net other business income.

Table 4. Net Other Business Income

	Billions of yen	
Fiscal years ended March 31	2006	2005
Income on monetary assets held in trust, net	**¥ 23.5**	¥16.8
Net gain on securities	**6.1**	4.7
Net gain on foreign exchanges	**10.6**	2.2
Net gain on other monetary claims purchased	**17.1**	14.9
Other business income (losses), net		
Income (losses) from derivatives for banking purposes, net	**0.9**	(0.5)
Equity in net income of affiliates	**4.1**	1.7
Gain on lease cancellation and other lease income, net	**2.3**	—
Other, net	**7.1**	4.3
Net other business income before income on leased assets and installment receivables, net	**72.0**	44.4
Income on leased assets and installment receivables, net	**46.0**	10.1
Net other business income	**¥118.0**	¥54.5

Net other business income mainly includes income on leased assets and installment receivables, net gain on securities and foreign exchanges, net gain on other monetary claims purchased for trading purposes and income on monetary assets held in trust. For purposes of our analysis of results of operations, we include income on leased assets and installment receivables in our discussion of net revenue on interest-earning assets because we consider such income to be similar in character to our interest income.

Net other business income for the fiscal year ended March 31, 2006 increased to ¥118.0 billion compared with ¥54.5 billion for the previous fiscal year. This increase was partly a result of income of ¥46.0 billion from the leased assets and installment receivables business of APLUS and Showa Leasing. Excluding such income, our net other business income for fiscal year 2005 was ¥72.0 billion, an increase of ¥27.6 billion compared with the previous fiscal year. The principal reason for the increase was the ¥8.3 billion increase in net gain on foreign exchanges, which was partly attributable to an increase in option income in connection with currency-linked structured deposits provided to retail customers of ¥7.5 billion, as well as fees on foreign exchange transactions.

Income on monetary assets held in trust increased ¥6.6 billion to ¥23.5 billion for the fiscal year ended March 31, 2006 consisting primarily of income from credit trading and gains on equity securities-related transactions. Income on monetary assets held in trust should be considered together with net gains on other monetary claims purchased for trading purposes as both of these income categories include credit trading and securitization income. In fiscal year 2005, we completed 43 new credit trading transactions with an aggregate investment amount of ¥76.3 billion. In addition, during the fiscal year, we concluded 14 new securitization deals with total issuance amount of ¥277.8 billion. As a result, net gain on other monetary claims purchased for trading purposes also increased ¥2.2 billion to ¥17.1 billion. Other business income from equity in net income of affiliates is primarily attributable to SHINKI Co., Ltd., Hillcot Holdings Limited, and BlueBay Asset Management Limited.

Total Revenue

Due to the factors described above, particularly the increases associated with our acquisitions of APLUS and Showa Leasing, total revenue in the fiscal year ended March 31, 2006 was ¥273.4 billion, an increase of ¥95.5 billion or 53.8% compared with the previous fiscal year.

General and Administrative Expenses

The table below sets forth the principal components of our general and administrative expenses:

Table 5. General and Administrative Expenses

	Billions of yen	
Fiscal years ended March 31	2006	2005
Personnel expenses	**¥ 59.7**	¥42.9
Premises expenses	**20.4**	14.6
Technology and data processing expenses	**16.7**	11.5
Advertising expenses	**8.4**	6.0
Consumption and property taxes	**7.5**	5.8
Deposit insurance premium	**2.3**	2.1
Other general administrative expenses	**21.4**	14.1
Total general and administrative expenses	**¥136.5**	¥97.3

Total general and administrative expenses for the fiscal year ended March 31, 2006 were ¥136.5 billion compared with ¥97.3 billion for the previous fiscal year. The increase was largely due to the inclusion of expenses of Showa Leasing, the full year impact of APLUS, increased customer and product support required as a result of growth in retail banking activity and the expansion of our retail banking distribution channels. This increase in expenses was partly offset by continued expense rationalization across all businesses.

Personnel expenses increased by ¥16.7 billion to ¥59.7 billion, of which ¥14.6 billion relate to the full year impact of APLUS and inclusion of Showa Leasing personnel expenses. Similarly, premises expenses increased by ¥5.7 billion mainly due to inclusion of Showa Leasing and the full year impact of APLUS.

Technology and data processing expenses increased by ¥5.2 billion to ¥16.7 billion in the fiscal year ended March 31, 2006. The increase was primarily due to the full year impact of APLUS's technology and data processing expenses of ¥3.5 billion as well as increased investments in new information technology systems and an increase in related maintenance and depreciation expenses.

Advertising expenses were ¥8.4 billion for fiscal year 2005, an increase of ¥2.3 billion compared to the previous fiscal year, reflecting the full year impact of APLUS's advertising expenses of ¥3.0 billion. This was partly offset by a decrease in retail banking advertising expenses of ¥0.8 billion as a result of decreased marketing activity.

Consumption and property taxes increased by ¥1.6 billion to ¥7.5 billion as compared to the previous fiscal year. This increase is largely attributable to inclusion of consumption and property taxes of Showa Leasing and the full year impact of APLUS as well as a general increase in consumption taxes from our increased business activities.

Other general and administrative expenses, consisting of outsourcing and temporary staff expenses, professional fees, printing and stationery expenses, increased ¥7.2 billion compared to the previous fiscal year, due largely to an increase of ¥4.8 billion attributable to APLUS and Showa Leasing and an increase of ¥1.1 billion in retail banking pertaining to outsourcing, printing and stationery expenses to support business growth.

Net Credit Costs (Recoveries)

The following table sets forth our net credit costs and net credit recoveries on a consolidated basis for the fiscal years ended March 31, 2006 and 2005.

Table 6. Net Credit Costs (Recoveries)

	Billions of yen	
Fiscal years ended March 31	2006	2005
Losses on write-off of loans	**¥ 1.1**	¥ 3.5
Losses on sale of loans	**0.3**	—
Net provision (reversal) of reserve for loan losses:		
Net provision (reversal) of general reserve for loan losses	**30.0**	(2.7)
Net reversal of specific reserve for loan losses	**(5.1)**	(1.2)
Net reversal of reserve for loan losses to restructuring countries	**(0.0)**	(0.0)
Subtotal	**24.8**	(3.9)
Net provision (reversal) of specific reserve for other credit losses	**1.1**	(0.2)
Reversal of reserve for losses on sale of bonds	**—**	(0.2)
Other credit costs relating to leasing business	**2.6**	—
Net credit costs (recoveries)	**¥30.1**	¥(0.9)

The principal components of net credit costs (recoveries) are losses on loan write-offs and provisions or reversals of reserves.

In accordance with Japanese regulatory requirements, Shinsei maintains general and specific reserves for loan losses, a reserve for loans to restructuring countries, as well as a specific reserve for other credit losses. Certain of our subsidiaries, particularly APLUS and Showa Leasing, also maintain general and specific reserves for loan losses.

We recorded net credit costs of ¥30.1 billion for the fiscal year ended March 31, 2006 compared with net credit recoveries of ¥0.9 billion for the fiscal year ended March 31, 2005. The increase in net credit costs in fiscal year 2005 was largely due to the inclusion of Showa Leasing and full year impact of APLUS's net credit costs, including losses on write-off of loans. We incurred net credit costs of ¥30.4 billion and ¥3.1 billion in APLUS and Showa Leasing, respectively. This reflects credit costs associated with the ongoing operations of each of APLUS and Showa Leasing. These costs were partly offset by net credit recoveries of ¥4.9 billion at Shinsei as the credit quality of the loan portfolio in our banking businesses continued to improve.

Net credit recoveries in fiscal year 2004 were primarily attributable to an improvement in Shinsei's historical default ratio, which led to a decrease in the expected loss ratio used to calculate reserves for claims against normal and caution obligors. This was partly offset by APLUS's net credit costs of ¥12.7 billion in the second half of fiscal year 2004.

Amortization of Consolidation Goodwill and Other Intangibles

The acquisition of majority stakes in APLUS and Showa Leasing resulted in the creation of consolidation goodwill and other intangibles. The amortization of consolidation goodwill and other intangibles was ¥29.4 billion for the fiscal year ended March 31, 2006. This includes amortization of consolidation goodwill and other intangibles attributable to APLUS and Showa Leasing in the amount of ¥25.5 billion and ¥3.9 billion, respectively.

Other Losses, Net

Other losses, net were ¥ 3.4 billion for the fiscal year ended March 31, 2006, as compared to other losses, net of ¥7.0 billion during the previous fiscal year. Other losses, net in fiscal year 2005 included, among other things, ¥2.1 billion of one-time costs associated with our issuance of hybrid Tier I preferred securities.

Income before Income Taxes and Minority Interests

As a result of the foregoing, income before income taxes and minority interests totaled ¥73.7 billion for the fiscal year ended March 31, 2006, an ¥8.1 billion, or 12.4%, increase as compared to the previous fiscal year.

Income Taxes (Benefit)

For the fiscal year ended March 31, 2006, we recorded ¥3.7 billion in current income tax, ¥2.2 billion higher than for the previous year. This was mainly due to local income tax paid by our subsidiaries. We also recorded a deferred income tax benefit of ¥11.4 billion, mainly to reflect the tax benefit on the amortization of fair value adjustments to net assets and other intangibles and the impact of deferred tax asset recognition calculated based on our projected taxable income for the following one-year period.

Minority Interests in Net Income of Subsidiaries

Minority interests in net income (loss) of subsidiaries of ¥5.2 billion for the fiscal year ended March 31, 2006 largely reflects minority interests relating to APLUS's preferred shareholders and Shinseigin Finance's subsidiaries.

Net Income

Our net income for the fiscal year ended March 31, 2006 amounted to ¥76.0 billion, an increase of ¥8.6 billion, or 12.8%, compared with the previous fiscal year. We report both Japanese GAAP net income and cash basis net income in order to provide greater transparency and understanding of our underlying performance. For the fiscal year ended March 31, 2006, consolidated cash basis net income was ¥101.9 billion, an increase of 36.4% compared to the previous fiscal year. Cash basis net income is defined as Japanese GAAP net income adjusted to exclude the amortization of consolidation goodwill and other intangibles, net of tax benefit, attributable to APLUS and Showa Leasing.

Reconciliation from Reported-Basis Results to Operating-Basis Results

In addition to analyzing our results of operations in the format used for our financial statements, which we refer to as the "reported-basis," our management also reviews our results on an "operating-basis" to assess each of our business lines and to measure our results against targeted goals. Operating-basis results are calculated by adjusting the reported-basis results principally for the amortization of net actuarial losses, lump-sum payments, and certain revenue items. In essence, the operating-basis results represent what we consider to be "core" business results and are in conformity with Japanese GAAP at the net income level. The following summary table provides reconciliation between our results on a reported and operating basis.

Table 7. Reconciliation from Reported-Basis Results to Operating-Basis Results (Consolidated)

	Billions of yen					
	2006			2005		
Fiscal years ended March 31	Reported-basis	Reclassifications	Operating-basis	Reported-basis	Reclassifications	Operating-basis
Revenue:						
Net interest income	**¥ 82.2**	**¥ —**	**¥ 82.2**	¥ 66.8	¥ —	¥ 66.8
Non-interest income[1]	**191.1**	**0.3**	**191.4**	110.9	0.2	111.1
Total revenue	**273.4**	**0.3**	**273.7**	177.8	0.2	178.0
General and administrative expenses[2]	**136.5**	**(0.6)**	**135.9**	97.3	(1.2)	96.0
Net business profit/Ordinary business profit[3]	**136.8**	**0.9**	**137.7**	80.5	1.4	81.9
Net credit costs (recoveries)	**30.1**	**—**	**30.1**	(0.9)	—	(0.9)
Amortization of consolidation goodwill and other intangibles	**29.4**	**—**	**29.4**	8.8	—	8.8
Other losses, net[1][2]	**(3.4)**	**(0.9)**	**(4.4)**	(7.0)	(1.4)	(8.5)
Income before income taxes and minority interests	**73.7**	**—**	**73.7**	65.5	—	65.5
Income tax benefit and minority interests	**(2.3)**	**—**	**(2.3)**	(1.8)	—	(1.8)
Net income	**¥ 76.0**	**¥ —**	**¥ 76.0**	¥ 67.4	¥ —	¥ 67.4

Notes:
(1) Reclassifications consist principally of adjustments relating to other business income between other (losses) gains, net and non-interest income.
(2) Reclassifications consist principally of adjustments relating to lump-sum compensation and amortization of net actuarial gains or losses from general and administrative expenses to other (losses) gains, net.
(3) Ordinary business profit is derived after reclassifying certain items from net business profit.

Business Lines Results

Our three strategic business lines, Institutional Banking, CCF and Retail Banking, cover a broad range of businesses and customer segments which provide us with diversified revenues. Management monitors the performance of these business lines on an operating basis. The business lines discussion below covers the operating-basis ordinary business profit of the three business lines and a fourth category of ALM/Corporate/Other. During the fiscal year ended March 31, 2006, revenues of all three strategic business lines grew in line with our customer-focused, solution-driven business model.

Table 8. Operating-Basis Ordinary Business Profit by Business Line (Consolidated)

	Billions of yen				
	2006				
For the fiscal year ended March 31	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other	Total
Net interest income	**¥ 32.1**	**¥ 38.0**	**¥ 16.8**	**¥(4.7)**	**¥ 82.2**
Non-interest income	**84.4**	**81.7**	**25.5**	**(0.3)**	**191.4**
Total revenue	**116.6**	**119.7**	**42.4**	**(5.1)**	**273.7**
General and administrative expenses	**39.1**	**60.4**	**34.8**	**1.6**	**135.9**
Ordinary business profit (loss)	**¥ 77.5**	**¥ 59.3**	**¥ 7.6**	**¥(6.7)**	**¥ 137.7**

	Billions of yen				
	2005				
For the fiscal year ended March 31	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other	Total
Net interest income	¥ 35.3	¥ 17.2	¥ 15.2	¥(0.9)	¥ 66.8
Non-interest income	61.7	25.9	22.2	1.1	111.1
Total revenue	97.0	43.2	37.5	0.1	178.0
General and administrative expenses	37.8	26.1	31.6	0.4	96.0
Ordinary business profit (loss)	¥ 59.1	¥ 17.1	¥ 5.9	¥(0.2)	¥ 81.9

Institutional Banking

In fiscal year 2005, we continued to implement our "solution banking" approach in Institutional Banking, bringing investment banking services and expertise to our traditional customer base while also targeting new clients through close collaboration among our product specialists and relationship managers. This business is now positioned in Japan as a hybrid commercial and investment banking franchise. Our business model seeks to diversify sources of income. In particular, we have developed investment banking businesses that generate higher margin project-risk lending as well as fees, commissions, capital gains and other types of non-interest income to complement the interest income we earn from corporate-risk lending. These businesses include:

- specialty financing, such as acquisition and non-recourse financing;
- capital markets distribution activity, including wholesale distribution of deposits and note products through regional financial institutions;
- structured trading, including credit trading and securitization of numerous asset classes; and
- corporate advisory services relating to corporate revitalization and mergers and acquisitions.

Many of these businesses are relatively new to the Japanese banking industry and have been dominated by foreign investment banks, but we believe they have the potential to grow significantly. We also commit our own capital to proprietary investing and trading activities as market opportunities arise.

The Institutional Banking business generated total revenue of ¥116.6 billion in the fiscal year ended March 31, 2006, an increase of ¥19.5 billion, or 20.2%, from the previous fiscal year. Total Institutional Banking expenses increased marginally to ¥39.1 billion in the fiscal year ended March 31, 2006, or ¥1.2 billion higher than the previous fiscal year. The expense-to-revenue ratio of the Institutional Banking business improved to 33.5% in fiscal year 2005 compared with 39.0% for the previous fiscal year.

Table 9. Institutional Banking Revenue by Product

	Billions of yen	
Fiscal years ended March 31	**2006**	2005
Institutional Banking:		
Foreign exchange, derivatives, equity-related	**¥ 31.4**	¥16.7
Non-recourse real estate finance	**20.2**	18.9
Corporate loans	**17.9**	14.6
Credit trading	**15.2**	15.8
Securitization	**14.7**	12.6
Principal investments	**6.0**	7.8
Other capital markets	**7.1**	7.7
Other	**3.8**	2.6
Total revenue	**¥116.6**	¥97.0

The Institutional Banking business delivered strong results in foreign exchange, derivatives, equity-related, securitization, non-recourse real estate finance, corporate loans and credit trading activities. In fiscal year 2005, foreign exchange, derivatives and equity-related revenue grew ¥14.6 billion to ¥31.4 billion. Revenues came from diversified capital markets activities with our derivatives business being the most successful. Non-recourse real estate finance business concluded 135 new transactions. As a result, revenue from non-recourse real estate finance increased 7.0%, or ¥1.3 billion, to ¥20.2 billion for the fiscal year ended March 31, 2006.

Corporate loans increased by 16.3%, or ¥400.6 billion, to reach over ¥2.8 trillion at March 31, 2006, as compared with March 31, 2005. As a result, revenues from corporate loans increased to ¥17.9 billion for the fiscal year ended March 31, 2006, an increase of ¥3.3 billion, or 22.6%, compared to the previous fiscal year. In fiscal year 2005, we completed 43 new credit trading transactions with an aggregate investment amount of ¥76.3 billion and earned revenue of ¥15.2 billion. In the securitization business, we closed 14 new transactions in fiscal year 2005 with a total issuance amount of approximately ¥277.8 billion, and revenue generated from securitization business increased 16.7% to ¥14.7 billion in the fiscal year ended March 31, 2006.

Consumer and Commercial Finance

To diversify our revenues further, we have established or acquired a number of CCF subsidiaries or affiliates that provide products such as mortgage loans, loans to SMEs and consumer loans.

The acquisition of APLUS and Showa Leasing during the fiscal year ended March 31, 2005 strengthened our CCF business into one that is now contributing significantly to our overall revenues while adding new customers, experienced personnel and technical capabilities and taking advantage of Shinsei's expertise and know-how. In the fiscal year ended March 31, 2006, our CCF business generated revenue of ¥119.7 billion, or 43.8% of our total revenue. Continued expense rationalization coupled with revenue growth improved the expense-to-revenue ratio of this business to 50.5% in the fiscal year ended March 31, 2006 compared to 60.4% for the previous fiscal year.

Table 10. Consumer and Commercial Finance Ordinary Business Profit by Subsidiary[1]

	Billions of yen			
	2006			
Fiscal year ended March 31	APLUS	Showa Leasing	Other Subsidiaries[2]	Consumer and Commercial Finance
Consumer and Commercial Finance:				
Total revenue	**¥ 85.1**	**¥ 22.8**	**¥11.7**	**¥119.7**
General and administrative expenses	**43.0**	**10.5**	**6.8**	**60.4**
Ordinary business profit	**¥ 42.0**	**¥ 12.2**	**¥ 4.9**	**¥ 59.3**

	Billions of yen			
	2005			
Fiscal year ended March 31	APLUS	Showa Leasing	Other Subsidiaries[2]	Consumer and Commercial Finance
Consumer and Commercial Finance:				
Total revenue	¥ 36.2	¥—	¥ 7.0	¥ 43.2
General and administrative expenses	20.3	—	5.7	26.1
Ordinary business profit	¥ 15.8	¥—	¥ 1.2	¥ 17.1

Notes:
(1) Net of consolidation adjustments, if applicable.
(2) Includes profits of SHINKI, an affiliate, and unallocated CCF sub-group expenses.

For the fiscal year ended March 31, 2006, APLUS recorded total revenue of ¥85.1 billion on a consolidated basis from its installment shopping credit, credit cards businesses and loan guarantees. This represents 71% of total CCF business revenue. Showa Leasing is our commercial finance platform and provides general and auto leasing, lending and other financing solutions to small and medium-size companies and automobile dealerships. Showa Leasing and its certain subsidiaries recorded revenue of ¥22.8 billion, or over 19% of total CCF revenue, in fiscal year 2005.

Retail Banking

During fiscal year 2005, following the successful launch of Shinsei's brand strategy "Color your life", Shinsei Retail added more than 437,000 new *PowerFlex* customers, compared to about 390,000 during the previous fiscal year. As of March 31, 2006, the Retail Banking business had more than 1.7 million retail accounts.

As of March 31, 2006, Shinsei had 30 Shinsei Financial Centers, and 6 *"BankSpot"* mini-branches. Our retail customers interact and transact with us not only through these physical outlets but also via our website, a network of over 60,000 ATMs located throughout Japan, and call centers open 24 hours a day, 7 days a week, including on Japanese national holidays. We have been installing ATMs in Tokyo Metro stations to provide further convenience to our customers. Our 55 ATMs at 30 stations represent the largest ATM network in the Tokyo Metro.

As evidence that our customer-focused Retail Banking strategy is working, our Retail Banking business was ranked first in the Nihon Keizai Shimbun's customer satisfaction survey of Japanese financial institutions for the past two years. We received particularly high ratings for our customer service, service at our branches, our hours of operation, and our products and services and we received favorable comments for future usage and the soundness and reliability of our services.

Total revenue of Retail Banking increased 13.0% to ¥42.4 billion in fiscal year 2005. The Retail Banking business had total expenses of ¥34.8 billion in the fiscal year ended March 31, 2006, an increase of ¥3.1 billon compared to the previous fiscal year due primarily to the expansion of distribution channels and increase in customer and product support as a result of growth in retail banking activities. Ordinary business profit was ¥7.6 billion for fiscal year 2005.

Table 11. Retail Banking Revenue by Product

	Billions of yen	
Fiscal years ended March 31	**2006**	2005
Retail Banking:		
Deposits and debentures non-interest income	**¥18.3**	¥16.5
Deposits and debentures net interest income	**13.3**	12.9
Asset management	**7.4**	6.0
Loans	**3.2**	1.9
Total revenue	**¥42.4**	¥37.5

Deposit and debentures non-interest income mainly includes income on structured deposits and commissions on foreign exchange transactions. This is partly offset by fees we incur in connection with ATMs and funds transfers. Deposits of retail customers increased by over 33.2% in the fiscal year ended March 31, 2006 due in part to the success of structured deposits, and the total of retail deposits was over ¥3.0 trillion as of March 31, 2006. In fiscal year 2005, we recorded revenue of ¥18.3 billion from deposits and debentures non-interest income, an increase of ¥1.8 billion compared to the previous fiscal year, mainly reflecting strong option income in connection with structured deposits.

Deposits and debentures net interest income relates to the internal interest spread we credit to our Retail Banking business on customer deposits and debentures. Deposits and debentures net interest income grew ¥0.3 billion to ¥13.3 billion in the fiscal year ended March 31, 2006 as a result of growth in retail deposits. Fees from asset management products increased 22.6% to ¥7.4 billion for the fiscal year ended March 31, 2006 compared to the previous fiscal year. Housing loans to retail customers grew 57.1%, or ¥165.3 billion, to ¥454.5 billion as of March 31, 2006. This resulted in Retail Banking recording ¥3.2 billion in revenue from housing loans and other lending products during fiscal year 2005.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, income from proprietary investments, inter-company eliminations, and corporate level activities. These activities resulted in ordinary business loss of ¥6.7 billion for the fiscal year ended March 31, 2006.

Summary of Non-Consolidated Financial Results

Overview

We disclose non-consolidated financial information of Shinsei in addition to our consolidated financial statements. As a recipient of public funds, we are required by the FSA to update and report on Shinsei's achievement of non-consolidated performance targets set forth in its revitalization plan on a quarterly basis, and publicly disclose that information semiannually. Shinsei's plan was initially prepared by LTCB upon its emergence from nationalization and we have subsequently updated the plan in August 2001, August 2003 and August 2005.

Shinsei accounts for a substantial portion of our consolidated financial condition and results of operations. For the fiscal year ended March 31, 2006, Shinsei accounted for 98.4% of our consolidated net income and 76.6% of our consolidated assets. While we believe that our subsidiaries will account for an increasingly greater portion of our consolidated assets and results of operations in the future, particularly as the result of the acquisitions of APLUS and Showa Leasing, our financial condition and results of operations currently continue to reflect predominantly those of Shinsei.

In the fiscal year ended March 31, 2006, growth in both the institutional banking and retail banking businesses led Shinsei to record higher non-consolidated gross business profit and net income than in the previous year. Shinsei's efforts to maintain fiscal discipline and net reversals on its reserve for credit losses, attributable to collections on and declines in its problem loan balance, among other reasons, led Shinsei to surpass in the fiscal year ended March 31, 2006 the net income target it set in its revitalization plan. The table below compares Shinsei's results for the fiscal year ended March 31, 2006 to targets in its revitalization plan:

Table 12. Comparison of Targets and Results for Key Measure in the Revitalization Plan (Non-Consolidated)

	Billions of yen (except percentages)	
For the fiscal year ended March 31, 2006	Target	Actual
Net income	¥68.0	¥74.8
Total expenses[1]	69.5	69.4
Return on equity based on net business profit[2]	7.6%	8.4%

Note:
(1) Equals Shinsei's total general and administrative expenses excluding business taxes such as consumption tax.
(2) Equals net business profit before general reserve for loan losses, as such term is defined under "—Supplemental Non-Consolidated Measures" below, divided by average total shareholders' equity.

Supplemental Non-Consolidated Measures

In addition to the reporting items set forth in our non-consolidated financial statements, Japanese banking law requires us to disclose gross business profit *(gyomu sorieki)* on a non-consolidated basis. Furthermore, in the Japanese banking industry, net business profit before general reserve for loan losses *(jisshitsu gyomu jun-eki)* has traditionally been used as a measure of the profitability of core banking operations. We review these non-Japanese GAAP performance measures in monitoring the results of our operations. Gross business profit is the sum of:

- net interest income;
- net fees and commissions, which consist of:
  - fees on loans as well as on sales of asset management products,
  - other fee-based activities, and
  - income on monetary assets held in trust (in keeping with the definition of gross business profit in our revitalization plan);
- net trading income; and
- net other business income, which includes, among other things, gains or losses on securities and foreign exchanges.

Net business profit before general reserve for loan losses is gross business profit minus non-consolidated total expenses, which corresponds to our consolidated general and administrative expenses.

While these business profit measures should not be viewed as a substitute for net income, management believes that these non-Japanese GAAP measures provide a meaningful way of comparing a number of the important components of Shinsei's revenues and profitability from year to year. The tables below set forth these supplemental financial data and corresponding reconciliations to net income under Japanese GAAP for the fiscal years ended March 31, 2006 and 2005.

Table 13. Supplemental Measures (Non-Consolidated)

	Billions of yen	
Fiscal years ended March 31	**2006**	2005
Gross business profit (*gyomu sorieki*)[1]:		
Net interest income	**¥ 53.1**	¥ 54.8
Net fees and commissions[1]	**50.9**	41.0
Net trading income	**20.2**	22.1
Net other business income	**18.0**	5.7
Total gross business profit[1]	**142.4**	123.8
Total expenses	**73.2**	68.8
Net business profit[1][2] (*jisshitsu gyomu jun-eki*)	**69.1**	54.9
Other operating expenses, net[3]	**(8.6)**	(8.2)
Net operating income (*keijo rieki*)	**60.4**	46.6
Extraordinary income	**6.1**	18.1
Income before income taxes	**66.6**	64.8
Current income taxes (benefit)	**(5.9)**	(2.3)
Deferred income tax (benefit) expense	**(2.2)**	(0.8)
Net income	**¥ 74.8**	¥ 68.0

Notes:
(1) Includes income from monetary assets held in trust of ¥39.5 billion in the fiscal year ended March 31, 2006, and ¥29.3 billion in the fiscal year ended March 31, 2005.
(2) Excludes provisions for or reversals of general reserve for loan losses.
(3) Excludes income from monetary assets held in trust.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with Japanese GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. In addition, certain accounting principles require significant judgment by management in applying complex accounting principles to individual transactions to determine the most appropriate accounting treatment. We have established procedures and processes to facilitate making the estimates and assumptions necessary to value assets and liabilities, record transactions and prepare the financial statements. On an ongoing basis, management evaluates its estimates and judgments, including those related to the valuation of assets and liabilities. Although actual results may differ from these estimates under different assumptions and conditions and future changes in the key assumptions could change future valuations and results, we have used the best information available at the time to make our estimates. Significant accounting policies are described in Note 2 to the Consolidated Financial Statements included in this annual report.

Management believes the following are our critical accounting policies. These policies were considered "critical" because:

- the estimates involved in these policies require us to make assumptions about matters that are uncertain at the time the estimates are made; and
- different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, or changes in our financial condition or results of operations.

Reserve for Credit Losses

The reserve for loan losses, a separate component of the reserve for credit losses, is management's estimate of the credit losses to be incurred in the lending portfolio and is discussed in further detail in "—Financial Condition—Asset Quality and Disposal of Problem Loans". We establish a specific reserve, a general reserve and a reserve for loans to restructuring countries based on our self-assessment manual to absorb estimated credit losses in the lending portfolio.

A specific reserve is provided for specific claims against obligors in the possibly bankrupt, virtually bankrupt and legally bankrupt categories. For claims against obligors in the virtually and legally bankrupt categories, the unsecured, unguaranteed portion of the claim is written off or otherwise fully reserved because such portion is deemed unlikely to be collected. For claims against obligors in the possibly bankrupt category, a specific reserve is principally determined by estimating discounted future cash flows, other than in cases where it is difficult to reasonably estimate future cash flow.

A general reserve is provided for claims against normal obligors, as well as claims against caution obligors (including substandard obligors). Shinsei applies the discounted cash flow method in calculating the amount of a general reserve for most of its claims against substandard obligors. The amount of the reserve for claims against normal obligors and claims against caution obligors (other than substandard obligors of Shinsei which are subject to the discounted cash flow method) is based on the total amount of, as well as the expected loss ratios for, claims against each category of obligor. Shinsei calculates expected loss ratios based on historical losses on claims against each obligor category. Using the expected loss ratios, Shinsei reserves for the estimated amount of losses for the next three years for claims against substandard obligors, for the remaining term of the claims with respect to claims against normal obligors given ratings of 5A through 6C in Shinsei's credit ratings system (described under "—Risk Policy and Management—Credit Risk Management"), and claims against caution obligors other than substandard obligors, or other caution obligors, and for the next year for claims against normal obligors given ratings higher than 5A.

Shinsei reviews its classification of obligors quarterly, although every month it downgrade obligors whose financial condition has deteriorated based on the results of its self-assessment process. A reserve for loans to restructuring countries is provided for estimated losses on those loans due to political and economic conditions in the countries where the loans are outstanding, based on losses estimated using the secondary market price of similar loans.

Estimating Shinsei's specific reserve for claims against obligors in the possibly bankrupt category and the general reserve for claims against obligors in the substandard category is subject to a number of significant judgments and uncertainties regarding discounted cash flows due to the changing financial conditions of the obligors and general economic conditions surrounding the obligors' business operations. In addition, because the secured portion of claims is not covered by a specific reserve, actual losses on such claims are also subject to significant judgments and uncertainties regarding the fair value of collateral. Estimating the general reserve for claims against obligors in the normal and other caution categories could be affected by changes made by management in the methodologies used to calculate the migration analyses of obligors or the assumptions used in the calculation of the reserve. As a result, actual losses in the lending portfolio could be greater or smaller than we have estimated. If the estimated credit losses were not enough to cover actual losses incurred from the ultimate disposition of the portfolio, it would result in additional write-offs or additional reserves in the future for the lending portfolio, increasing our reported total credit costs. If the estimate were in excess of actual losses, it would result in a reduction of our total credit costs.

The reserve for other credit losses consists primarily of reserves, including a reserve taken on our contribution to an industry-wide fund set up to purchase and collect loans, and a reserve for losses in connection with our potential claims against the DIC, including in connection with our ongoing litigation. A specific reserve has been established for each of these exposures based on our estimate of the prospects for recovery. Although we believe our existing reserves are sufficient to cover the risk from items we have identified, actual losses related to these items could be more or less than we have estimated, which could result in an increase or a decrease in our total credit costs.

APLUS establishes loan loss reserves based on historical loss rates for delinquent and non-delinquent accounts. The amount of reserves in the case of delinquent accounts primarily depends on the number of months for which a particular account is past due. In addition, APLUS writes off the entire amount of any claims it deems uncollectible, either as a result of personal bankruptcy or otherwise. Showa Leasing establishes loan loss reserves in the same manner as APLUS except that with respect to customers with exposure above a specified amount, Showa Leasing establishes reserves on the basis of obligor classification in accordance with its self-assessment guidelines.

Valuation of Financial Instruments Measured at Fair Value
We have various types of financial instruments on our trading and banking books. Pursuant to Japanese GAAP, we record some of our financial instruments at their fair values, which are measured based on market prices or third-party quotes or, if both are unavailable, our internal valuation methodologies.

Although we strive to follow market standards in making assumptions and determining scenarios necessary for these valuation methodologies, the outcomes of our methodologies could differ from those derived from other methodologies.

Available-for-Sale Securities
We generally record available-for-sale securities, both debt and equity, at their fair values. The net unrealized gains or losses on these securities are included in and presented as a component of shareholders' equity.

Available-for-sale securities include some securities without readily obtainable market prices or quotes. These securities mainly consist of residual interests and debt investments in collateralized debt obligations as well as illiquid corporate bonds. We estimate the fair values of these securities based on historical data concerning market prices and quotes. In some cases, we determine fair value using internal valuation methodologies that are subject to complex assumptions, including those relating to scenarios, interest rates and volatility.

As of March 31, 2006 and 2005, the amortized cost of our available-for-sale securities without readily determinable fair value was ¥280.9 billion and ¥223.5 billion, respectively. The total fair value of our available-for-sale securities as of March 31, 2006 and 2005 was ¥854.9 billion and ¥1,182.5 billion, respectively, while net unrealized gains were ¥3.5 billion and ¥5.2 billion, respectively.

Impairment in Value of Debt and Equity Securities
Available-for-sale debt and equity securities and held-to-maturity debt securities are both exposed to the risk of decline in their fair values. If the fair value of a security at a measurement date has declined in excess of 50% of its cost, unless there is strong evidence that the fair value will recover quickly and substantially from the decline, we recognize an impairment in book value of the security since the decline in fair value is deemed to be other than temporary. If the fair value of a security has declined by an amount ranging from 30% to 50% of its cost, we consider the possibility of recovery of fair value in order to determine whether an other-than-temporary impairment has occurred. Our judgment of the possibility and magnitude of a future recovery in fair value relies on our subjective views concerning market uncertainties, the creditworthiness of the issuers of the securities and various other factors. Different judgments could lead to different conclusions regarding the need to recognize impairments in value.

For the fiscal year ended March 31, 2006, we recognized losses of ¥0.3 billion on debt and equity securities available-for-sale due to impairment, as compared to ¥1.4 billion for the fiscal year ended March 31, 2005, mainly due to impairment of foreign securities.

Financial Assets and Liabilities Held for Trading Purposes
Our trading book assets and liabilities consist of derivative financial instruments, securities, short-term money market investments and other monetary claims maturing within a short period of time.

In addition, we hold certain securities investments, such as foreign fund trusts and corporate bonds, financial assets backed by loans and receivables as well as mortgages included in securities, other monetary claims purchased and monetary assets held in trust that are not recorded in the trading book, but are held for trading purposes in the banking book. All of these trading-purpose assets and liabilities are booked at their fair values, and changes in value are reflected in our net income. The fair values of trading-purpose assets that are traded actively in open markets are based on observable market prices of the same or similar securities and monetary claims.

When actively traded market prices are not available, we estimate the fair values of the assets and liabilities held for trading purposes using our internal valuation methodologies. These methodologies require us to use our judgment in both making assumptions regarding market parameters, such as swap rates for interest rate and currency swaps with longer maturities, as well as determining the required scenarios, such as future cash flow projections for financial assets underlying purchased monetary claims. In addition, we adjust the fair value estimates for derivative financial instruments to account for credit and liquidity risks.

As of March 31, 2006, the net fair value of our trading assets and liabilities was ¥43.5 billion and the net balance of revaluation gains on those assets and liabilities was ¥49.2 billion. This compared with a net fair value of ¥99.4 billion and a net balance of revaluation gains of ¥27.6 billion as of March 31, 2005.

The fair value of securities held in our banking book for trading purposes was ¥162.6 billion and ¥48.5 billion as of March 31, 2006 and 2005, respectively. The fair value of other monetary claims purchased was ¥177.3 billion and ¥189.9 billion as of March 31, 2006 and 2005, respectively. The fair value of monetary assets held in trust was ¥277.4 billion and ¥218.2 billion as of March 31, 2006 and 2005, respectively.

Credit Trading Activities

We are engaged in credit-trading activities in Japan and foreign countries, in which we purchase monetary claims such as loans, bonds, guarantees, receivables and lease receivables without intending to hold them to maturity. To recover our investment, we either collect on the claim, including through repayments, legal proceedings and discounted payoffs, or resell or securitize the claim. Claims purchased are recorded either in monetary assets held in trust or other monetary claims purchased, depending on the structure used for the purchase, and are principally measured at fair value. Fair value is estimated in the same way as it is for assets held for trading purposes. The internal valuation methodology we use to calculate the fair value of these claims mainly relies on a discounted cash flow approach based on cash flow projections and implied market discount rates. As estimations of future cash flows and discount rates are based on complex processes and contain an element of judgment, changes in assumptions could lead to different estimates of the fair value of monetary assets held in trust and other monetary claims purchased, which could in turn impact the related gain or loss amounts in our financial statements. As of March 31, 2006 and 2005, balances related to credit trading of ¥246.8 billion and ¥197.0 billion, respectively, were included in monetary assets held in trust and ¥157.5 billion and ¥120.3 billion, respectively, were included in other monetary claims purchased for trading purposes. As of March 31, 2006 and 2005, net unrealized losses recorded in those accounts were ¥11.1 billion and ¥3.8 billion, respectively.

Valuation of Deferred Tax Assets

We record deferred tax assets for deductible temporary differences and tax loss carryforwards and evaluate them in accordance with the guidelines of the Japanese Institute of Certified Public Accountants, or JICPA. Under the JICPA guidelines for the valuation of deferred tax assets, if a company records a material amount of tax loss carryforwards, in most cases, it is deemed difficult to reasonably estimate "Taxable Income" (which, for the purpose of utilizing deferred tax assets, is treated as income before adjustments for existing temporary differences and tax loss carryforwards). If, however, a company is able to reasonably estimate future Taxable Income for the next year, it may record deferred tax assets based on deductible temporary differences and tax loss carryforwards to the extent that it is probable that those differences or carryforwards would be used during the next year. In addition, the JICPA guidelines provide that a company with a material amount of tax loss carryforwards could recognize deferred tax assets as realizable based on future Taxable Income, reasonably estimated, for up to the next five years if the tax loss carryforwards had been incurred due to certain non-recurring events, such as the restructuring of businesses, and there was not necessarily any significant doubt as to the company's ability to earn Taxable Income in the future.

As a result of Taxable Income (as defined in the previous paragraph) recorded in recent periods, we could have recorded deferred tax assets realizable based on a reasonable estimate of income for at least a part of the next five years if we could have demonstrated that we would record actual income for the foreseeable future. We have evaluated the available evidence concerning our future Taxable Income and other possible sources of realization of deferred tax assets, and have concluded that it would be appropriate to record deferred tax assets that are realizable only in the following year for Shinsei and most of its subsidiaries. We have recorded a valuation allowance to reduce deferred tax assets accordingly. The actual Taxable Income amount for the fiscal year ending March 31, 2007 may be different from our estimate, which would result in a larger or smaller amount of deferred tax assets that should have been recognized.

As of March 31, 2006 and 2005, our balance of net deferred tax assets, or the difference between our deferred tax assets and our deferred tax liabilities, was ¥16.3 billion and ¥4.3 billion respectively. The amount of net deferred tax assets was 2.2% of our Tier I capital as of March 31, 2006 and 0.9% of our Tier I capital as of March 31, 2005. If we had concluded that we could reasonably estimate Taxable Income for the next five years, as of March 31, 2006, the balance of net deferred tax assets could have been significantly higher.

Reserve for Retirement Benefits

Shinsei, APLUS and Showa Leasing each have a noncontributory defined benefit pension plan and certain of Shinsei's consolidated Japanese subsidiaries have unfunded severance indemnity plans, which cover substantially all of our employees. A reserve for retirement benefits is provided for payment in future years. We follow guidelines for accounting for employee retirement benefit plans issued by the JICPA and estimate the amounts of the retirement benefit obligations and plan assets under the pension plans at the end of the fiscal year using assumptions for the expected rate of return on plan assets and the discount rate.

Expected Rate of Return on Plan Assets

We determine the expected rate of return on plan assets based on the targeted average long-term performance of the assets. Because assumptions regarding the rate of return on assets are affected by changing general economic and market conditions, we need to make significant judgments to determine appropriate assumptions underlying the estimate of long-term performance, which also impact the estimate of the reserve for retirement benefits and net periodic pension cost. For the fiscal years ended March 31, 2006 and 2005, the expected rate of return was between 1.5% and 3.5% and between 2.2% and 3.5%, respectively.

Discount Rate

We have selected the interest rate for Japanese government bonds with a 20-year maturity as the basis for the discount rate. We have determined that the interest rate for Japanese government bonds with a 20-year maturity is the best estimate of the risk-free rate because we estimated that the period of time for effective settlement of the benefit obligation under the pension plans would be approximately 18 years on average and the risk-free rate for a period of 18 years was assumed to be substantially the same as the interest rate for a 20-year maturity Japanese government bond. This assumption could change if we become aware of information that leads us to determine that a different period for settling the benefit obligation is required. A change in that assumption could, in turn, change the discount rate and the amounts reported in our financial statements. Changing our methodologies for calculating the estimated settlement period would also affect our estimate of the discount rate and amounts in our financial statements. For the fiscal year ended March 31, 2006 and 2005, the discount rate was between 1.5% and 2.2% and between 2.0% and 2.2%, respectively. Had the discount rate decreased 0.5 percentage points, net periodic pension cost for the fiscal year ended March 31, 2006 would not have increased materially.

Hedge Accounting

We follow guidelines issued by the JICPA regarding hedge accounting applicable to assets and liabilities exposed to a risk of change in fair value or cash flow. Derivative transactions that meet the hedge accounting criteria are primarily accounted for under a deferral method whereby unrealized gains and losses are deferred as assets or liabilities until the gains and losses on the hedged items are realized.

Until the end of the fiscal year ended March 31, 2003, Shinsei principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No. 24 issued by the JICPA ("Report No. 24"). The effectiveness of the macro hedge approach was reviewed for a reduction in interest rate risk exposure and the actual risk amount of derivatives within the preapproved limit under our risk control policies. Effective April 1, 2003, we adopted portfolio hedging in accordance with Report No. 24. Under portfolio hedging, a portfolio of hedged items such as deposits or loans with common maturities is matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities, and are designated as a hedge of the portfolio. The effectiveness of the portfolio hedge is assessed by each group. The interest rate swaps of certain consolidated subsidiaries which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair value but the net payments or receipts under the swap agreements are recognized and included in interest expenses or income. Also, our consolidated Japanese leasing subsidiaries partly apply deferral hedge accounting in accordance with Industry Audit Committee Report No. 19 of the JICPA.

Shinsei accounts for fund swap and certain currency swap transactions using either deferral hedge accounting or fair value hedge accounting in accordance with Industry Audit Committee Report No. 25 of the JICPA. Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts sold or bought. Such transactions are contracted for the purpose of lending or borrowing in a different currency and converting the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold. Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

Shinsei also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets of net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

For the fiscal year ended March 31, 2006, net unrealized losses on hedging instruments which were deferred and recorded as assets amounted to ¥11.5 billion. For the fiscal year ended March 31, 2005, net unrealized gains on hedging instruments which were deferred and recorded as liabilities amounted to ¥1.2 billion.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment losses on an individual asset or a group of assets establish a new cost basis for the assets. We evaluate our long-lived assets for impairment, using our best estimates based on reasonable and supportable assumptions and projections. We recorded no impairment losses on long-lived assets for the fiscal years ended March 31, 2006 and 2005.

Business Combinations

For consolidated financial statement purposes, assets and liabilities of acquired subsidiaries are recorded primarily on the basis of their estimated fair values at the date of the acquisition.

We acquired a controlling interest in APLUS and Showa Leasing on September 29, 2004 and March 23, 2005, respectively. In connection with the consolidation of APLUS and Showa Leasing, we recognized the assets (including intangibles) and liabilities of APLUS and Showa Leasing primarily at their fair values. We used quoted market prices in active markets as the best evidence of fair value, where available. If quoted market prices were not available, the estimate of fair value was based on the best information available, including prices for similar assets and liabilities and the results of using other fair value measurement techniques. We adopted the following methodologies based on the nature of the assets and liabilities being valued and the availability of information:

- market approach: market transactions involving the sale of comparable assets;
- income approach: present value of earnings attributable to the asset; and
- cost approach: reproduction or replacement costs adjusted for depreciation and obsolescence.

As a result of fair value recognition, reserves for credit losses were offset with the corresponding loans or other assets.

We also recognized certain identifiable intangible assets in connection with the acquisition of APLUS and Showa Leasing because they arose from contractual or other legal rights, or were separable. The identified intangible assets consist of APLUS and Showa Leasing's trade names, customer and/or merchant relationships, among others, which are valued using variations of the income approach and which are being amortized over various periods and using different methodologies depending on the nature of the asset. See Note 2(b) to the Consolidated Financial Statements.

The excess of the purchase price over the fair value of the net assets acquired, including identified intangible assets, was recorded as consolidation goodwill and is being amortized on a straight-line basis over 20 years. The amortization period is the maximum period as defined in accounting principles generally accepted in Japan. However, both APLUS and Showa Leasing had significant tax loss carryforwards and deductible temporary differences for which no deferred tax assets were recognized at the time of the acquisition due to uncertainty concerning their ultimate realization. Had we recognized the related deferred tax assets at the time of the acquisition, consolidation goodwill would have been reduced. Under Japanese GAAP, any future recognition of the benefits of the tax loss carryforwards or temporary differences (the carryforward period for tax loss carryforwards being generally limited to seven years) that existed at the acquisition would result in accelerated goodwill amortization. Any unamortized balances of identified intangible assets and consolidation goodwill are subject to impairment testing.

See "Recently Issued Accounting Pronouncements" below for discussion of the forthcoming treatment of accounting for business combinations.

Recently Issued Accounting Pronouncements

Business Combination and Business Separation

In October 2003, the Business Accounting Council (BAC) issued a Statement of Opinion, *Accounting Standard for Business Combinations*, and on December 27, 2005 the Accounting Standards Board of Japan (ASBJ) issued *Accounting Standard for Business Separations* and ASBJ Guidance No.10, *Guidance for Accounting Standard for Business Combinations and Business Separations*. These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:

(a) the consideration for the business combination consists solely of common shares with voting rights,

(b) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and

(c) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

Stock Options

On December 27, 2005, the ASBJ issued *Accounting Standard for Stock Options* and *related guidance.* The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholders' equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

Presentation of Shareholders' Equity

In December 2005, the ASBJ published a new accounting standard for presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, minority interest, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

Financial Condition

Total Assets

As of March 31, 2006, we had consolidated total assets of ¥9,405.0 billion. This represented a 9.6% increase from ¥8,576.3 billion as of March 31, 2005. The increase was principally attributable to an increase in loans and bills discounted and cash and due from banks, partly offset by a decrease in customers' liabilities for acceptances and guarantees in APLUS.

Securities

The following table sets forth the composition of our consolidated portfolio of available-for-sale equity and debt securities and held-to-maturity debt securities as of March 31, 2006. As reflected below, most of the securities will mature during the next five years.

Table 14. Securities by Maturity (Consolidated)

	Billions of yen							
	As of March 31, 2006							
	One year or less	Over one year to three years	Over three years to five years	Over five years to seven years	Over seven years to ten years	Over ten years	Unspecified term	Total
Japanese national government bonds	¥146.6	¥192.8	¥ 90.0	¥ —	¥ 2.4	¥ 46.5	¥ —	¥ 478.5
Japanese local government bonds	81.1	0.0	—	0.0	—	—	—	81.1
Japanese corporate bonds	319.9	141.4	26.0	2.6	0.7	25.9	—	516.7
Japanese equity securities	—	—	—	—	—	—	50.4	50.4
Foreign bonds and other	7.1	56.0	50.9	24.3	34.7	66.4	127.8	367.5
Total securities	¥554.8	¥390.4	¥166.9	¥27.0	¥37.8	¥138.9	¥178.3	¥1,494.4

Loan Portfolio

As of March 31, 2006, we had ¥4,087.5 billion in loans and bills discounted. This represented 43.5% of total consolidated assets and a 19.2% increase from the ¥3,430.4 billion of loans and bills discounted as of March 31, 2005. Installment receivables of APLUS, Showa Leasing and our other non-bank subsidiaries are classified in our consolidated balance sheet as other assets, and are not reflected in our data on loans and bills discounted.

Most of our loan portfolio was originated by Shinsei and our domestic subsidiaries. Of loans we originated, loans to the finance and insurance industry and the real estate industry constituted close to one half as of March 31, 2006. Of the ¥949.6 billion in loans to the finance and insurance industry, ¥146.9 billion consisted of loans to public sector financial institutions or government-related institutions. In addition, about one-half of loans to the real estate industry as of March 31, 2006 consisted of non-recourse, project finance loans. Loans to this industry increased by 20.8%, to ¥1,030.0 billion, or 25.7% of total domestic loans, primarily because of an increase in loans to government-related institutions.

Table 15. Loans by Borrower Industry (Consolidated)

	Billions of yen (except percentages)			
As of March 31	2006		2005	
Domestic offices (excluding Japan offshore market accounts):				
Manufacturing	**¥ 165.6**	**4.1%**	¥ 193.9	5.7%
Mining	**6.4**	**0.2**	1.9	0.1
Construction	**21.9**	**0.5**	23.9	0.7
Electric power, gas, heat supply and water supply	**99.7**	**2.5**	120.5	3.6
Information and communications	**31.6**	**0.8**	21.3	0.6
Transportation	**409.2**	**10.2**	427.4	12.6
Wholesale and retail	**90.2**	**2.3**	59.7	1.8
Finance and insurance	**949.6**	**23.7**	770.3	22.7
Real estate	**1,030.0**	**25.7**	852.5	25.1
Services	**173.8**	**4.3**	149.4	4.4
Local government	**75.2**	**1.9**	139.8	4.1
Others	**949.8**	**23.7**	632.3	18.6
Total domestic (A)	**¥4,003.6**	**100.0%**	¥3,393.4	100.0%
Overseas offices (including Japan offshore market accounts):				
Governments	**¥ 0.4**	**0.6%**	¥ 0.1	0.5%
Financial institutions	**—**	**—**	—	—
Others	**83.3**	**99.4**	36.7	99.5
Total overseas (B)	**¥ 83.8**	**100.0%**	¥ 36.9	100.0%
Total (A) + (B)	**¥4,087.5**		¥3,430.4	

Loan Maturity

The following table sets forth the composition of Shinsei's non-consolidated loan portfolio by type of interest rate and maturity as of the dates indicated. In the fiscal year ended March 31, 2006 an increase in variable-interest rate loans was more than offset by a decrease in fixed-interest rate loans.

Table 16. Loan Maturity (Non-Consolidated)

	Billions of yen	
As of March 31	2006	2005
Fixed-interest loans:		
One year or less[1]	¥ —	¥ —
Over one year to three years	**117.0**	209.9
Over three years to five years	**131.8**	124.9
Over five years to seven years	**144.0**	207.2
Over seven years	**626.0**	545.6
Indefinite term	**4.2**	32.4
Variable-interest loans:		
One year or less[1]	¥ —	¥ —
Over one year to three years	**768.0**	562.2
Over three years to five years	**615.4**	335.9
Over five years to seven years	**142.7**	125.5
Over seven years	**143.3**	70.3
Indefinite term	**14.2**	35.3
Total loans:		
One year or less	**¥1,254.2**	¥1,193.9
Over one year to three years	**885.1**	772.1
Over three years to five years	**747.3**	460.9
Over five years to seven years	**286.7**	332.8
Over seven years	**769.3**	616.0
Indefinite term	**18.5**	67.7
Total loans	**¥3,961.2**	¥3,443.7

Note:
(1) Loans with maturities of one year or less are not broken down by type of interest rate.

Asset Quality and Disposal of Problem Loans of Shinsei

At March 31, 2006, 50.0% of our consolidated problem loans as disclosed in accordance with the guidelines of the Japanese Bankers' Association were held by Shinsei and the rest were held mainly by APLUS. This discussion of our asset quality presents information of Shinsei on a non-consolidated basis unless specified otherwise. In particular, problem claims as defined in the Financial Revitalization Law are only disclosed on a non-consolidated basis, and therefore do not include problem loans held by APLUS. For a discussion of the problem claims of APLUS and Showa Leasing see "Asset Quality of APLUS and Showa Leasing."

We classify our obligors and assess our asset quality based on our self-assessment manual developed in accordance with guidelines published by the FSA. We generally perform our self-assessment quarterly and at least semiannually. The self-assessment process involves classifying obligors based on their financial condition and then categorizing claims against obligors in order of collection risk. For a discussion of our process of categorizing obligors, see "Risk Policy and Management—Credit Risk Management." Based on these classifications we establish reserves and disclose our problem loans and other claims using criteria specified in the Financial Revitalization Law. We also disclose our problem loans under a format devised by the Japanese Bankers Association for the disclosure of risk-monitored loans.

The following table compares the scope of each category of claim under the Financial Revitalization Law and each type of risk-monitored loan, as well as the obligor type to which they relate:

Comparison of Categories of Obligors, Claims under the Financial Revitalization Law and Risk-Monitored Loans


Obligor type
Claims under the Financial Revitalization Law (1)
Risk-monitored loans (1)
Legally bankrupt
Virtually bankrupt
Possibly bankrupt
(Substandard)
Caution
Normal
Claims against bankrupt and quasi-bankrupt obligors
Doubtful claims
Substandard claims
(Other claims against substandard obligors)
Normal claims
Loans to bankrupt obligors
Non-accrual delinquent loans
Loans past due for three months or more
Restructured loans

Notes:
(1) The Financial Revitalization Law requires us to classify and disclose "claims," which include, in addition to loans and bills discounted, foreign exchange claims, securities lent, accrued income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees. By comparison, the format devised by the Japanese Bankers Association only classifies, and calls for disclosure of, certain loans.
(2) Shaded claims denote claims that are considered to be non-performing under the Financial Revitalization Law.

In October 2002, the FSA announced a new "Program for Financial Revival" that has led to more stringent evaluations of claims. This program required banks to use discounted cash flow analyses, among other measures, when providing loan loss reserves against major borrowers with substandard claims. Through the program, the FSA also sought greater scrutiny of the effect of banks' recording large amounts of deferred tax assets on the quality of their regulatory capital. We have gone well beyond the FSA's requirements for employing the discounted cash flow method, applying it to approximately 90%, by principal amount, of our claims against substandard obligors and possibly bankrupt obligors.

Self-Assessment Guidelines and Reserve Policies

Definition of Obligor Classifications

Obligor classification	Definition
Legally bankrupt (*hatan-saki*)	Obligors who have already gone bankrupt, from both a legal and/or formal perspective.
Virtually bankrupt (*jisshitsu hatan-saki*)	Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
Possibly bankrupt (*hatan kenen-saki*)	Obligors who are not yet bankrupt but are in financial difficulties and are very likely to go bankrupt in the future because they are having difficulty implementing their management improvement plans. This includes obligors who are receiving ongoing support from financial institutions.
Caution (*youchui-saki*)	Obligors who require close attention because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment, such as substantial postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions. The term "caution obligors" includes "substandard obligors" (*youkanri-saki*), which refers to obligors with "substandard claims," that is, loans past due for more than three months or restructured loans. Claims against caution obligors that are not substandard claims are sometimes referred to as "other claims against caution obligors" (*sonota youchui-saki*).
Normal (*seijo-saki*)	Obligors whose business conditions are favorable and who are deemed not to have any particular problems in terms of their financial position.

Definitions of Claims Classified Under the Financial Revitalization Law

Category	Definition
Claims against bankrupt and quasi-bankrupt obligors (*hasan kosei saiken oyobi korera ni junzuru saiken*)	Claims against obligors under bankruptcy and similar claims, as provided for under the Bankruptcy Law, the Corporate Reorganization Law, the Civil Rehabilitation Law and similar laws.
Doubtful claims (*kiken saiken*)	Claims against obligors that are not yet in bankruptcy but have experienced deterioration in their financial condition and operating performance and for which there is a high probability of contractual defaults on principal and interest payments.
Substandard claims (*youkanri saiken*)	Loans past due for three months or more and restructured loans, excluding those categorized as claims against bankrupt and quasi-bankrupt obligors or doubtful claims.
Normal claims (*seijo saiken*)	Claims against obligors that are experiencing no particular problems with their financial condition or operating performance, other than claims in any of the three categories above.

Definitions of Categories of Risk-Monitored Loans

Category	Definition
Loans to bankrupt obligors (*hatan-saki saiken*)	Loans to legally bankrupt obligors.
Non-accrual delinquent loans (*entai saiken*)	Loans to virtually bankrupt and possibly bankrupt obligors.
Loans past due for three months or more (*san-ka-getsu ijou entai saiken*)	Loans on which principal and/or interest are past due three months or more.
Restructured loans (*kashidashi jouken kanwa saiken*)	Loans with lending terms that have been changed in ways favorable to the borrower, including reducing interest rates, providing grace periods for repayment and forgiving a portion of the debt.

Reserve Policies

Claims against obligors, as categorized under self-assessment guidelines	Reserve policy
Claims against virtually and legally bankrupt obligors	We either write off directly or make a provision for, in the specific reserve for loan losses, the full amount of the unsecured, unguaranteed portion of the claim.
Claims against possibly bankrupt obligors	For most claims against possibly bankrupt obligors, we make a provision in the specific reserve for loan losses in an amount calculated based on the discounted cash flow method. See "Reserve for Credit Losses." For the remaining claims, we make a provision to that reserve for the unsecured, unguaranteed portion of the claims in the amount of the product of that portion and the higher of 70% or the estimated loss ratio, based on historical losses on claims in this category, for the next three years.
Claims against substandard obligors	For most claims against substandard obligors, we make a provision in the general reserve for loan losses in an amount calculated based on the discounted cash flow method. See "Reserve for Credit Losses." For the remaining claims, we make a provision to that reserve for the estimated amount of losses over three years computed based on the expected loss ratio for claims in this category.
Claims against caution obligors, other than claims against substandard obligors	We make a provision, in the general reserve for loan losses, for the estimated amount of losses over the average remaining term of the loans computed based on the expected loss ratio for claims in this category.
Claims against normal obligors	For claims against obligors rated 5A through 6C under our credit rating system and all real estate non-recourse loans, we make a provision, in the general reserve for loan losses, for the estimated amount of losses over the remaining term of the loans computed based on the expected loss ratio for claims in this category. For the remaining claims, we make a provision to that reserve for the estimated amount of losses over a year computed based on the expected loss ratio for claims in this category.

Claims Classified Under the Financial Revitalization Law

Under the Financial Revitalization Law, Japanese banks categorize their total claims in four categories by reference to the nature of the relevant assets. In addition to loans and bills discounted, claims that are subject to disclosure under the Financial Revitalization Law include foreign exchange claims, securities lent, accrued income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

Disclosure of Claims Classified Under the Financial Revitalization Law

Our current management team has consistently emphasized the monitoring and reduction of problem loans. Shinsei's total amount of problem claims as disclosed pursuant to the Financial Revitalization Law decreased ¥9.2 billion, or 17.9%, to ¥42.5 billion, between March 31, 2005 and 2006. During the fiscal year ended March 31, 2006, claims against bankrupt and quasi-bankrupt obligors and doubtful claims continued to decrease: claims against bankrupt and quasi-bankrupt obligors decreased from ¥3.1 billion to ¥0.7 billion, and doubtful claims decreased 50.8% to ¥20.7 billion. Substandard claims, however, increased during fiscal year 2005 from ¥6.4 billion to ¥21.0 billion as a result of our self-assessment. The ratio of non-performing claims disclosed under the Financial Revitalization Law to total non-consolidated claims as of March 31, 2006 decreased slightly to 1.0%, compared to 1.4% as of March 31, 2005.

Shinsei's other claims against caution obligors, excluding substandard claims, totaled ¥76.8 billion as of March 31, 2006, a 6.8% increase from ¥71.9 billion as of March 31, 2005. These claims represented 1.9% of total non-consolidated claims as of March 31, 2006, down from 2.0% as of March 31, 2005. The reductions of our non-performing loans we have achieved are attributable to the following processes to identify, manage and resolve problem loans effectively:

- first, we rigorously apply our ratings and self-assessment procedures to label each obligor and loan consistently and accurately; and
- second, for obligors with relatively low credit quality, particularly those whose financial situation is unstable, we commence early remedial consultation and action, including collections and sale of collateral. We closely review various options, including company restructuring and securitization, which can improve or reduce credit risk, before deciding on a final course of action.

The tables and graph below show the reduction in the balance of our non-performing loans on a non-consolidated basis:

Table 17. Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)	
As of March 31	2006	2005
Claims against bankrupt and quasi-bankrupt obligors	¥ **0.7**	¥ 3.1
Doubtful claims	**20.7**	42.1
Substandard claims	**21.0**	6.4
Total claims disclosed under the Financial Revitalization Law[(1)]	**42.5**	51.7
Normal claims and claims against caution obligors excluding substandard claims	**4,086.4**	3,569.3
Total claims	**¥4,129.0**	¥3,621.0
Ratio of total claims disclosed under the Financial Revitalization Law to total claims	**1.0%**	1.4%

Note:
(1) Total claims disclosed under the Financial Revitalization Law includes loans and bills discounted, customers' liabilities for acceptances and guarantees and other exposure to or in respect of bankrupt and quasi-bankrupt obligors and doubtful claims, as well as loans and bills discounted classified as substandard claims.

Coverage Ratios

As of March 31, 2006 Shinsei's non-consolidated coverage ratios for claims classified under the Financial Revitalization Law, which for each category of claims is the total of collateral pledged against claims, guarantees for claims and reserve for loan losses, measured against total claims, were 100.0% for claims against bankrupt and quasi-bankrupt obligors, 90.5% for doubtful claims and 63.8% for substandard claims. For all claims classified under the Law, the coverage ratio was 77.4%, a decrease from 94.3% as of March 31, 2005 as a result of the upgrading of certain claims with high coverage ratios and the increase of claims disclosed with low coverage ratios.

Shinsei directly writes off, rather than reserves, the portion of claims against virtually and legally bankrupt obligors that are estimated to be uncollectible. In the fiscal years ended March 31, 2006 and 2005, ¥2.4 billion and ¥5.9 billion, respectively, of such claims were written off on a non-consolidated basis.

Table 18. Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)				
		Amounts of coverage			
	Amount of claims	Reserve for loan losses	Collateral and guarantees	Total	Coverage ratio
As of March 31, 2006:					
Claims against bankrupt and quasi-bankrupt obligors	**¥ 0.7**	**¥ —**	**¥ 0.7**	**¥ 0.7**	**100.0%**
Doubtful claims	**20.7**	**17.7**	**1.0**	**18.7**	**90.5**
Substandard claims	**21.0**	**7.7**	**5.7**	**13.4**	**63.8**
Total	**¥ 42.5**	**¥25.4**	**¥ 7.4**	**¥ 32.9**	**77.4%**
As of March 31, 2005:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 3.1	¥ —	¥ 3.1	¥ 3.1	100.0%
Doubtful claims	42.1	30.3	9.5	39.8	94.6
Substandard claims	6.4	2.7	3.0	5.8	89.5
Total	¥ 51.7	¥33.0	¥15.7	¥ 48.8	94.3%

Disposal of Problem Claims

Shinsei uses a variety of methods for removing problem loans from its balance sheet, including sales, collections and, prior to the third anniversary of the closing date of the acquisition of LTCB, the return of loans to the DIC pursuant to our cancellation right. The following table sets forth a breakdown of disposals of substandard claims, doubtful claims and claims against bankrupt and quasi-bankrupt obligors on a non-consolidated basis:

Table 19. Reduction of Problem Claims as Disclosed Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen	
Fiscal years ended March 31	**2006**	2005
Write-off/forgiveness	**¥1.5**	¥ 2.7
Sale	**3.8**	8.3
Transferred to DIC via exercise of cancellation right	**—**	2.3
Collections, net	**3.9**	32.0
Total	**¥9.2**	¥45.5

Loans with respect to which we exercised our cancellation right remained on our balance sheet, and were reflected as appropriate in our problem loan disclosure, until the loans were actually transferred to the DIC. All disputes regarding exercise of the cancellation right with the DIC were resolved in the fiscal year ended March 31, 2005.

In the fiscal year ended March 31, 2006, Shinsei reduced non-performing claims by ¥9.2 billion. Of the total decline, 42.2% or ¥3.9 billion was attributable to collections or improvement of obligor's credit.

Changes in Amount of Problem Claims

The table below sets forth Shinsei's experience since March 31, 2004 with the removal of problem claims and the emergence of new claims over recent periods on a non-consolidated basis:

Table 20. Changes in Amount of Problem Claims (Non-Consolidated)

	Billions of yen			
As of March 31	Substandard claims	Doubtful claims	Claims against bankrupt and quasi-bankrupt obligors	Total
Balance of problem claims as of March 31, 2004	¥ 17.2	¥ 68.8	¥ 11.1	¥ 97.3
Claims newly added April 1 to March 31, 2005	0.0	6.5	0.9	7.5
Claims removed April 1 to March 31, 2005	(10.2)	(32.2)	(10.5)	(53.0)
Claims migrating between classifications April 1 to March 31, 2005	(0.5)	(1.0)	1.6	—
Net change	(10.7)	(26.7)	(8.0)	(45.5)
Balance of problem claims as of March 31, 2005	¥ 6.4	¥ 42.1	¥ 3.1	¥ 51.7
Claims newly added April 1 to March 31, 2006	**18.8**	**3.2**	**0.6**	**22.7**
Claims removed April 1 to March 31, 2006	**(4.2)**	**(24.6)**	**(3.1)**	**(32.0)**
Claims migrating between classifications April 1 to March 31, 2006	**0.0**	**(0.0)**	**0.0**	**—**
Net change	**14.6**	**(21.4)**	**(2.4)**	**(9.2)**
Balance of problem claims as of March 31, 2006	**¥ 21.0**	**¥ 20.7**	**¥ 0.7**	**¥ 42.5**

In the fiscal year ended March 31, 2006, ¥22.7 billion of claims were newly classified as substandard or worse, while Shinsei removed ¥32.0 billion of claims in these categories during the same period. The ¥24.6 billion in doubtful claims removed during the period was primarily attributable to collections and upgrading of claims to a higher category.

For the fiscal year ended March 31, 2005, only ¥7.5 billion of claims were newly classified as substandard or worse, while Shinsei removed ¥53.0 billion of claims in these categories during the same period. The ¥32.2 billion in doubtful claims removed during the fiscal year ended March 31, 2005 was principally attributable to collections, as well as sales to third parties other than the DIC.

Reserve for Credit Losses

The following table sets forth a breakdown of our total reserve for credit losses on a non-consolidated basis as of the dates indicated:

Table 21. Reserve for Credit Losses (Non-Consolidated)

	Billions of yen (except percentages)	
As of March 31	**2006**	2005
General reserve for loan losses	**¥ 60.2**	¥ 56.1
Specific reserve for loan losses	**17.9**	35.7
Reserve for loans to restructuring countries	**0.0**	0.0
Subtotal reserve for loan losses	**78.1**	91.9
Specific reserve for other credit losses	**33.2**	32.5
Total reserve for credit losses	**¥ 111.4**	¥ 124.4
Total claims[1]	**¥4,129.0**	¥3,621.0
Ratio of total reserve for loan losses to total claims	**1.9%**	2.5%
Ratio of total reserves for credit losses to total claims	**2.7%**	3.4%

Note:
(1) Total claims includes loans and bills discounted, foreign exchange claims, securities lent, accrued interest income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

As of March 31, 2006 and March 31, 2005, our total reserve for credit losses on a non-consolidated basis was ¥111.4 billion and ¥124.4 billion, constituting 2.7% and 3.4%, respectively, of total claims as of each such date.

In the fiscal year ended March 31, 2006, Shinsei applied the discounted cash flow method to 76.6% of its claims against possibly bankrupt obligors and 95.2% of its claims against substandard obligors, in each case by principal amount.

Risk-Monitored Loans

Consolidated risk-monitored loans increased by 5.2% during the fiscal year ended March 31, 2006 to ¥84.1 billion. The ¥11.8 billion decrease in non-accrual delinquent loans was more than offset by a ¥19.2 billion increase in restructured loans to ¥42.8 billion as of March 31, 2006. The increase was due to newly added sub-standard claims downgraded from upper categories.

The following tables set forth information concerning our consolidated and non-consolidated risk-monitored loans as of the dates indicated:

Table 22. Risk-Monitored Loans (Consolidated)

	Billions of yen (except percentages)	
As of March 31	**2006**	2005
Loans and bills discounted	**¥4,087.5**	¥3,430.4
Loans to bankrupt obligors (A)	**1.8**	2.6
Non-accrual delinquent loans (B)	**36.3**	48.1
Total (A) + (B)	**¥ 38.2**	¥ 50.8
Ratio to total loans and bills discounted (%)	**0.9%**	1.5%
Loans past due for three months or more (C)	**¥ 3.1**	¥ 5.5
Restructured loans (D)	**42.8**	23.6
Total risk-monitored loans (A) + (B) + (C) + (D)	**¥ 84.1**	¥ 80.0
Ratio to total loans and bills discounted (%)	**2.1%**	2.3%
Reserve for credit losses	**¥ 144.8**	¥ 149.7

Table 23. Risk-Monitored Loans (Non-Consolidated)

	Billions of yen (except percentages)	
As of March 31	**2006**	2005
Loans and bills discounted	**¥3,961.2**	¥3,443.7
Loans to bankrupt obligors (A)	**0.5**	2.3
Non-accrual delinquent loans (B)	**20.4**	41.2
Total (A) + (B)	**¥ 21.0**	¥ 43.5
Ratio to total loans and bills discounted (%)	**0.5%**	1.3%
Loans past due for three months or more (C)	**¥ 0.0**	¥ 3.1
Restructured loans (D)	**21.0**	3.3
Total risk-monitored loans (A) + (B) + (C) + (D)	**¥ 42.1**	¥ 50.0
Ratio to total loans and bills discounted (%)	**1.1%**	1.5%
Reserve for credit losses	**¥ 111.4**	¥ 124.4

Other assets on our consolidated balance sheet as of March 31, 2006 also include ¥1.3 billion of installment receivables to bankrupt obligors and ¥3.6 billion of non-accrual delinquent installment receivables, ¥1.3 billion of past due for three months or more installment receivables and ¥16.2 billion of restructured installment receivables, which are not included in our balance of consolidated risk-monitored loans as of that date.

Asset Quality of APLUS and Showa Leasing

APLUS and Showa Leasing classify their obligors and assess their asset quality on a semi-annual basis based on the self-assessment manual developed in accordance with guidelines published by the FSA. APLUS and Showa Leasing's assessment, where applicable, include, among other things, an assessment of credit extended to credit card customers as well as lease obligors, unsecured personal loans and customer guarantees.

The following tables set forth information concerning consolidated risk-monitored loans and risk-monitored installment receivables held by Shinsei, APLUS, Showa Leasing and other subsidiaries as of the dates indicated:

Table 24. Risk-Monitored Loans Breakdown for Large Entities (Consolidated)[1]

	Billions of yen			
	Shinsei	APLUS	Other subsidiaries	Total
As of March 31, 2006:				
Loans to bankrupt obligors	**¥ 0.5**	**¥ —**	**¥ 1.3**	**¥ 1.8**
Non-accrual delinquent loans	**20.4**	**4.4**	**11.4**	**36.3**
Loans past due for three months or more	**0.0**	**2.9**	**0.1**	**3.1**
Restructured loans	**21.0**	**21.2**	**0.4**	**42.8**
Total	**¥42.1**	**¥28.7**	**¥13.3**	**¥84.1**
As of March 31, 2005:				
Loans to bankrupt obligors	¥ 2.3	¥ 0.0	¥ 0.2	¥ 2.6
Non-accrual delinquent loans	41.2	4.2	2.6	48.1
Loans past due for three months or more	3.1	2.4	—	5.5
Restructured loans	3.3	19.9	0.3	23.6
Total	¥50.0	¥26.6	¥ 3.2	¥80.0

Note:
(1) Showa Leasing has no such loans.

Table 25. Risk-Monitored Installment Receivables included in Other Assets (Consolidated)[1]

	Billions of yen			
	APLUS	Showa Leasing	Other subsidiaries	Total
As of March 31, 2006:				
Credits to bankrupt obligors	**¥ —**	**¥1.2**	**¥0.0**	**¥ 1.3**
Non-accrual delinquent credits	**2.0**	**0.8**	**0.7**	**3.6**
Credits past due for three months or more	**0.9**	**0.0**	**0.3**	**1.3**
Restructured credits	**15.5**	**0.4**	**0.2**	**16.2**
Total	**¥18.5**	**¥2.5**	**¥1.5**	**¥22.5**
As of March 31, 2005:				
Credits to bankrupt obligors	¥ 0.6	¥0.7	¥0.0	¥ 1.4
Non-accrual delinquent credits	3.4	0.1	0.6	4.2
Credits past due for three months or more	0.7	0.0	0.2	1.0
Restructured credits	17.8	0.4	0.0	18.2
Total	¥22.5	¥1.3	¥1.0	¥25.0

Note:
(1) Shinsei has no such installment receivables.

Funding and Liquidity

Funding and Liquidity Management

The focus of liquidity management is to ensure sufficient cash to meet both normal and unanticipated funding needs. Successful liquidity management requires being able to fund all requirements without disruption to our normal business operations. Funding requirements may include contractual obligations, future asset growth, liability maturities and deposit withdrawals.

Our liquidity management strategy includes the following key components:

- maintaining a portfolio of surplus cash and liquid assets;
- developing retail customer deposits as a long-term, stable source of funding;
- maintaining unutilized funding capacity; and
- maintaining diverse sources of funding.

We continuously seek to improve our liquidity management strategy and minimize refinancing risk by enhancing the stability and diversity of our funding sources. Our Treasury Division is responsible for our liquidity management and funding execution.

In accordance with its role as a special purpose long-term credit bank in Japan, LTCB relied heavily on domestic debentures for funding. Over the past six years, however, we have transformed ourselves into a full-service financial institution and as part of that process have increased our retail deposit balances. We formally converted from a long-term credit bank to an ordinary bank on April 1, 2004. In connection with this conversion, the FSA has allowed us to continue issuing debentures for ten years after the conversion. Our long-term funding strategy, however, is to eventually replace debenture issuances with customer deposits and ordinary debt financing.

Shinsei provides funding to its subsidiaries and affiliates, and expects to continue to do so. However, our subsidiaries and affiliates may rely on other sources of funds, including financing from other banks as well as capital markets financing, where doing so would be sound from a cost and group cash management perspective. In particular, APLUS and Showa Leasing borrow, and expect to continue to borrow, from a number of banks other than Shinsei and also make direct issuances of debt securities.

The table below shows changes in the proportion of our funding overall represented by funds raised from debentures and deposits in our retail and institutional banking businesses, as well as from our collateralized loan obligation program at the end of the periods indicated. As seen below, funds from retail deposits have become an increasingly important source of funding.

Table 26. Diversification by Funding Type (Consolidated)[1]

	Billions of yen			
Fiscal year ended March 31	**2006**	2005	2004	2003
Retail deposits[2]	**¥3,103.4**	¥2,300.4	¥1,591.5	¥1,492.1
Retail debentures	**435.3**	559.3	645.2	701.5
Institutional funding[3]	**1,551.8**	1,835.7	1,855.6	2,267.4
Collateralized loan obligation	**255.0**	255.0	255.2	300.2

Notes:
(1) Excludes unclaimed matured debentures.
(2) Includes wealth management customers' deposits.
(3) Previous years have been restated to exclude corporate bonds from institutional funding.

Deposits

As of March 31, 2006, we had deposits, including negotiable certificates of deposit, of ¥4,071.7 billion, which constituted 49.1% of total liabilities and represented a 17.9% increase compared with March 31, 2005. In particular, retail deposits increased ¥803.0 billion in the fiscal year ended March 31, 2006, reflecting both the successful implementation of our strategy to place greater emphasis on deposits in funding, as well as the continued growth of our retail banking business.

Most of our deposits and all of our negotiable certificates of deposit are from domestic corporate and retail customers. Of the ¥803.0 billion total, yen retail deposits increased by ¥815.4 billion in the fiscal year ended March 31, 2006, reflecting continued growth of our retail banking business. The foreign currency deposits of our retail customers decreased by ¥12.3 billion in the fiscal year ended March 31, 2006.

The following table sets forth the composition of our time deposits, all of which paid fixed interest rates in the fiscal years ended March 31, 2006, and 2005, by remaining maturity as of the dates indicated:

Table 27. Time Deposits by Maturity (Consolidated)

	Billions of yen	
As of March 31	2006	2005
Less than three months[1]	**¥ 317.4**	¥ 268.5
Three months or more, but less than six months	**223.4**	165.9
Six months or more, but less than one year	**385.0**	104.7
One year or more, but less than two years	**318.7**	334.0
Two years or more, but less than three years	**42.2**	315.3
Three years or more	**1,049.2**	597.1
Total	**¥2,336.2**	¥1,785.8

Note:
(1) Less than three months includes time deposits that have matured but have not yet been paid.

Debentures

As of March 31, 2006, we had ¥1,018.9 billion in debentures outstanding. This represented 12.3% of our consolidated total liabilities and constituted a decline of 18.0% from March 31, 2005. Debentures are issued with terms of one, two, three or five years.

As of March 31, 2006, scheduled repayments of debentures over the periods indicated below were as follows:

Table 28. Maturity Schedule of Debentures (Consolidated)

Fiscal year ending March 31	Billions of yen
2007	¥ 384.7
2008	139.8
2009	168.2
2010	144.4
2011 and thereafter	181.6
Total	¥1,018.9

While we will continue to issue debentures where we are able to minimize funding costs, we will also continue diversifying our funding sources by raising funds through other means, such as deposits.

Other

The securitization of loans and other assets is another important component of our funding strategy. In the fiscal year ended March 31, 2002, we established a collateralized loan obligation program under which we receive the net proceeds from the issuance of notes that are backed by interests in loans we transferred to a master trust. As of March 31, 2006, there were ¥255.0 billion in such asset-backed notes outstanding that were issued to third-party investors and accordingly the corresponding assets were removed from our balance sheet. We intend to continue to use securitization, particularly our collateralized loan obligation program, as one component of our overall funding strategy. See "Off-Balance Sheet Arrangements—Collateralized Loan Obligation Program."

We also have established a medium-term note program, under which we can issue up to $5.0 billion in notes of varying terms. As of March 31, 2006, there were ¥20.0 billion of notes outstanding under the program.

Credit Ratings

Our borrowing costs and ability to raise funds are impacted directly by our credit ratings and changes thereto. Shinsei's credit ratings are set forth in the table below:

Table 29. Shinsei's Credit Ratings as of March 2006

Rating agency	Long-term	Short-term
Moody's	Deposits: A3	P-2
	Senior debt: A3	
Standard & Poor's	BBB+	A-2
Fitch	BBB+	F2
R&I	A-	—
JCR	A-	—

Our current ratings as of March 2006 reflect rating upgrades given to Shinsei by Moody's and Fitch during the current fiscal year. In December 2005, R&I, and in January 2006, Standard & Poor's, each upgraded its outlook on Shinsei from "stable" to "positive." On February 3, 2006, Moody's announced that it upgraded Shinsei's long-term credit rating from Baa1 to A3. We believe these upgrades and change of outlook will reduce our funding costs and facilitate our liquidity risk management.

Asset Liability Management

Our ALM Committee is responsible for reviewing and approving liquidity and interest rate risk policies and limits. Our president is the chairman of the committee. Other members include group heads and general managers of divisions whose operations are closely related to balance sheet management. Our president retains final decision-making authority over policy relating to asset and liability management.

Asset Liability Management Methodology—Interest Rate Risk

We take an integrated approach to manage interest rate risk, incorporating both on-balance sheet transactions, such as lending activities, and off-balance sheet transactions, such as swaps. We analyze and manage risk both in terms of fair market value and profit or loss for a given accounting period.

We set limits for fair market value risk according to the basis point value, or bpv, method, whereby risk arising from interest rate fluctuation is restricted to a predetermined proportion of our shareholders' equity.

For profit or loss within a specific period, risk limits are set based on net interest income. Our future balance sheet is estimated by constructing a hypothetical model that includes expected rollover of lending and deposits, together with information from our current balance sheet and operational plans. Net interest income simulations are carried out using various statistically generated scenarios for market interest rate fluctuations. Based on these calculations, fluctuations of net interest income over a year are restricted to a predetermined range, with the objective of stabilizing interest income and expenses. We manage our assets and liabilities, including the mixture of fixed and variable-rate assets and liabilities, accordingly.

Bpv Method

The bpv method measures the risk of changes in fair market value due to fluctuations in interest rates. For example, 10 bpv means the change of fair market value when interest rates move 10 basis points, or 0.1%. The table below sets forth the impact on the value of our on-balance sheet and off-balance sheet items for the maturities shown when interest rates move 10 basis points.

Table 30. Impact of a 10 Basis Point Movement on Fair Market Value (Non-Consolidated)

	Billions of yen					
As of March 31, 2006	Three months or less	Six months or less	Over six months to one year	Over one year to three years	Over three years	Total
On-balance sheet	¥0.1	¥(0.0)	¥(0.2)	¥(0.8)	¥0.5	¥(0.5)
Off-balance sheet	(0.0)	(0.0)	0.0	0.0	1.3	1.3
Total	¥0.0	¥(0.1)	¥(0.2)	¥(0.8)	¥1.8	¥ 0.7

Note: Positive figures indicate where a decline in interest rates will result in an increase in fair market value. Negative figures indicate where a decline in interest rates will result in a decrease in fair market value.

Contractual Cash Obligations

We use contractual cash obligations for funding purposes. The following table sets forth a summary of our primary consolidated contractual cash obligations as of March 31, 2006 and March 31, 2005:

Table 31. Contractual Cash Obligations (Consolidated)

	Billions of yen		
Payments due by period as of March 31, 2006	One year or less	Over one year	Total
Borrowed money	**¥509.5**	**¥696.2**	**¥1,205.7**
Capital lease obligations	**0.7**	**1.3**	**2.1**
Total	**¥510.3**	**¥697.6**	**¥1,207.9**

	Billions of yen		
Payments due by period as of March 31, 2005	One year or less	Over one year	Total
Borrowed money	¥502.5	¥657.7	¥1,160.2
Capital lease obligations	0.7	1.9	2.7
Total	¥503.3	¥659.6	¥1,162.9

Taxation

Schedule of Tax Loss Carryforwards

Our tax loss carryforwards principally have resulted from the realization of credit losses for tax purposes since our emergence from temporary nationalization. As of March 31, 2006, Shinsei had ¥217.6 billion in tax loss carryforwards. Tax reforms implemented in the fiscal year ended March 31, 2004 extended the period of tax loss carryforwards from five years to seven years. As this extension was applied retroactively for the three previous tax years, the expiry dates for our tax loss carryforwards generated in the fiscal years ended March 31, 2002 and 2003 have been extended to March 31, 2009 and 2010, respectively. We believe this amendment is beneficial to us as it provides more time to utilize these tax loss carryforwards. The table below sets forth a schedule of tax loss carryforwards related to corporate tax and their expiration dates:

Table 32. Schedule of Tax Loss Carryforwards (Non-Consolidated)

	Billions of yen	
Year tax loss carryforward generated/renewed	Amount	Date of expiry
Fiscal year ended March 31, 2002	¥ 63.0	March 31, 2009
Fiscal year ended March 31, 2003	154.5	March 31, 2010
Total	¥217.6	

So long as APLUS and Showa Leasing are not wholly owned subsidiaries, we will be unable to include their results as part of our consolidated tax returns. As a result, their tax losses are not reflected in the table above. The table below sets forth a schedule of tax loss carryforwards of APLUS and Showa Leasing as of March 31, 2006.

	Billions of yen	
Year tax loss carryforward generated/renewed	Amount	Date of expiry
APLUS		
Fiscal period ended March 31, 2005	¥157.7	March 31, 2012
Fiscal period ended September 30, 2005	2.9	March 31, 2013
Fiscal period ended March 31, 2006	4.6	March 31, 2013
Showa Leasing		
Fiscal year ended March 31, 2005	¥32.2	March 31, 2012

In the event that Shinsei, APLUS or Showa Leasing, as the case may be, generates less taxable income in a given fiscal year than the tax loss carryforward that will expire at year-end, the benefit of the unused portion of the expiring tax loss carryforward will be lost.

We record deferred tax assets for tax loss carryforwards and evaluate them in accordance with the JICPA guidelines. See "Critical Accounting Policies—Valuation of Deferred Tax Assets."

Consolidated Corporation Tax System

We file our tax returns under the consolidated corporation tax system from the fiscal year ended March 31, 2004. Under the consolidated system, we base corporate tax payments on the combined profits or losses of Shinsei and its wholly owned domestic subsidiaries.

Capital Resources and Adequacy

Shareholders' Equity

The following table sets forth a summary of our shareholders' equity as of March 31, 2006 and 2005:

Table 33. Shareholders' Equity

	Millions of yen (except percentages)	
As of March 31	**2006**	2005
Common stock	**¥180,853**	¥180,853
Preferred stock	**270,443**	270,443
Capital surplus	**18,558**	18,558
Retained earnings	**379,502**	311,039
Net unrealized gain on securities available-for-sale, net of taxes	**2,208**	3,043
Foreign currency translation adjustments	**3,781**	2,738
Treasury stock, at cost	**(12)**	(9)
Total shareholders' equity	**¥855,335**	¥786,667
Ratio of total shareholders' equity to total assets	**9.1%**	9.2%

The primary reason for recent increases in our shareholders' equity has been increases in retained earnings due to our profitable operations. Shareholders' equity is also adjusted for net unrealized gains on securities available-for-sale, net of taxes. Total shareholders' equity as of March 31, 2006 increased by ¥68.6 billion, or 8.7%, compared to March 31, 2005 due primarily to an increase in retained earnings.

Capital Ratios

The FSA's bank capital guidelines are based on the risk-adjusted approach developed by the Basel Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements. The FSA's guidelines are similar to those issued by other central bank regulators and the differences reflect the FSA's implementation of the BIS's approach in a manner designed to suit the Japanese banking environment. We continuously monitor our risk-adjusted capital ratios and manage our operations in light of the capital ratio requirements.

Our total capital adequacy ratio as of March 31, 2006 was 15.53%, compared with 11.78% as of March 31, 2005. Our Tier I capital ratio, or the ratio of Tier I capital to risk assets, also increased from 7.00% as of March 31, 2005 to 10.27% as of March 31, 2006. The increases in the capital ratios at March 31, 2006 reflect fiscal year 2005 net income as well as our issuances of hybrid Tier I perpetual preferred securities and Tier II callable subordinated notes. These increases were partly offset by repayment of existing more expensive subordinated debt and bonds. The amount of our net deferred taxes, or the difference between our deferred tax assets and our deferred tax liabilities, was 2.2% of our Tier I capital as of March 31, 2006.

Table 34. Consolidated Capital Ratios

As of March 31	Billions of yen (except percentages) 2006	2005
Basic items (Tier I):		
Capital stock	**¥ 451.2**	¥ 451.2
Minority interests in consolidated subsidiaries	**183.8**	4.3
Consolidation goodwill and other intangibles	**(294.8)**	(321.2)
Total Tier I (A)	**738.1**	463.0
Supplementary items (Tier II):		
General reserve for loan losses	**44.8**	41.3
Perpetual preferred stocks	**78.0**	49.5
Perpetual subordinated debt and bonds	**22.5**	196.8
Non-perpetual subordinated debt and bonds	**274.1**	51.0
Total	**¥ 419.5**	¥ 338.6
Amount eligible for inclusion in capital (B)	**¥ 419.5**	¥ 338.6
Deduction (C)	**42.2**	22.7
Total capital (D) [(A) + (B) – (C)]	**¥1,115.3**	¥ 778.9
Risk assets:		
On-balance sheet items	**¥5,344.9**	¥4,624.6
Off-balance sheet items	**1,835.5**	1,986.2
Total (E)	**¥7,180.4**	¥6,610.9
Consolidated capital adequacy ratio (D) / (E)	**15.53%**	11.78%
Consolidated Tier I capital ratio (A) / (E)	**10.27**	7.00

Composition of Tier I Capital

Common stock and retained earnings. In conjunction with the sale of our common shares by the DIC to New LTCB Partners, the DIC contributed funds to offset the existing deficit in the accounts of LTCB and new shares of common stock were acquired by New LTCB Partners. Following this recapitalization, our shareholders' equity includes common stock in the amount of ¥180.8 billion. As a result of our recording net income in each of the past six fiscal years, retained earnings have grown to ¥379.5 billion as of March 31, 2006.

Preferred stock. Shinsei has issued two classes of preferred stock. All shares of Class A preferred stock were initially issued to the RCC by LTCB. Upon LTCB's nationalization, the RCC transferred those shares to the DIC. At the time of sale of LTCB's common shares to New LTCB Partners in March 2000, a portion of the Class A preferred shares was redeemed without any consideration paid and cancelled. The DIC continues to own the remaining 74,528,000 shares. At the same time, Shinsei issued 600,000,000 new shares of Class B preferred stock to the RCC.

As holders of our preferred shares, the DIC and the RCC are entitled to receive annual dividends and distribution of residual assets of Shinsei as set out below in priority to holders of common shares but *pari passu* among themselves:

Table 35. Dividends and Distribution Amounts on Shares of Preferred Stock

Class of preferred shares	Yen per share Amount of annual dividend	Amount of distribution of residual assets
Class A preferred shares	¥13.00	¥1,300
Class B preferred shares	4.84	400

Shinsei may pay up to one-half of the annual dividend payable on each class of preferred shares as an interim dividend. Dividends on the preferred shares are not cumulative. As long as the preferred dividend is paid, holders of preferred shares are not entitled to vote at a general meeting of shareholders. If the preferred dividend is not paid, preferred shares vote on a one-to-one basis with common shares on all matters.

The Class A preferred shares are convertible into common shares at the option of the holder at a conversion price of ¥360 per share. They are mandatorily convertible on April 1, 2008, at the number of common shares calculated by dividing ¥1,300 by the average market price per common share during a certain period preceding April 1, 2008, with a maximum of two common shares per Class A preferred share.

The Class B preferred shares are convertible at the option of the holder at a conversion price of ¥599.90 per share. The conversion price will be adjusted on August 1, 2006 and 2007 based on the average market price per share during a certain period preceding August 1, 2006 or 2007, as applicable (or, if the common shares are no longer publicly traded, the total amount of shareholders' equity, excluding preferred stock, per diluted common share). At no time, however, shall the conversion price be less than ¥599.90 or more than ¥799.90. The Class B preferred shares are mandatorily convertible on August 1, 2007.

Other material terms of the preferred shares are set forth in Note 24 to the Consolidated Financial Statements. Holders of our preferred shares have no redemption rights, but it is possible we would seek to redeem the preferred shares in order to increase our flexibility in managing our business.

Preferred Securities Issued by Subsidiaries outside Japan
On February 23, 2006, we issued $775.0 million of step-up non-cumulative perpetual preferred securities. The dividend on the preferred securities is 6.418% for the initial ten years. In addition, on March 23, 2006 we issued $700.0 million of non-cumulative non-step-up perpetual preferred securities. The dividend on the non-step-up perpetual preferred securities is 7.16% for the initial ten years. These issuances are consistent with our strategy to strengthen our Tier I capital ratio and have enhanced our Tier I ratio by over 2%. The proceeds from the offering of the preferred securities are recorded as minority interests in consolidated subsidiaries and counted towards Tier I capital. The amount of such proceeds which may be counted towards Tier I capital is constrained by the amount of other Tier I capital outstanding. Our ability to raise additional regulatory capital in this manner could be constrained in the future.

Composition of Tier II Capital
The principal component of our Tier II capital is subordinated debt and bonds. On February 23, 2006, we issued €1.0 billion of step-up callable subordinated notes bearing interest at a fixed rate of 3.75% for the initial five years. The issuance was consistent with our strategy to strengthen our capital ratios and replace expensive Upper Tier II subordinated debt with lower cost capital. As of March 31, 2006, we had ¥100.0 billion of dated subordinated bonds issued by Shinsei and ¥46.0 billion in subordinated debt from private lenders, which were included in Tier II, ¥15.0 billion of which were perpetual loans. None of our Tier II capital now consists of public funds.

Other elements of our Tier II capital are general reserve for loan losses and ¥78.0 billion of class D perpetual preferred shares of APLUS held by third parties as of March 31, 2006. Tier II capital is subject to the limitation that it cannot exceed the amount of Tier I capital. Subject to that ceiling, the entire amount of perpetual subordinated debt and bonds can be included in Tier II capital.

The table below sets forth the amount of our subordinated debt and bonds, as well as the portion included in our Tier II capital:

Table 36. Subordinated Debt and Bonds (Consolidated)

	Billions of yen					
As of March 31, 2006	Perpetual	Perpetual included in Tier II	Non-perpetual	Non-perpetual included in Tier II	Total	Total included in Tier II
Subordinated debt	**¥113.0**	**¥15.0**	**¥ 31.0**	**¥ 31.0**	**¥144.0**	**¥ 46.0**
Subordinated bonds	**18.4**	**7.5**	**243.8**	**243.1**	**262.2**	**250.6**
Total	**¥131.4**	**¥22.5**	**¥274.8**	**¥274.1**	**¥406.2**	**¥296.6**

	Billions of yen					
As of March 31, 2005	Perpetual	Perpetual included in Tier II	Non-perpetual	Non-perpetual included in Tier II	Total	Total included in Tier II
Subordinated debt	¥175.0	¥175.0	¥ —	¥ —	¥175.0	¥175.0
Subordinated bonds	21.8	21.8	51.0	51.0	72.8	72.8
Total	¥196.8	¥196.8	¥51.0	¥51.0	¥247.8	¥247.8

During the fiscal year ended March 31, 2006, we repaid ¥77.0 billion of perpetual subordinated debt and ¥10.9 billion of perpetual subordinated bonds and raised newly ¥15.0 billion of perpetual subordinated debt and ¥7.0 billion of perpetual subordinated bonds. In addition, we repaid ¥96.0 billion of perpetual subordinated debt and ¥4.0 billion of perpetual subordinated bonds in April 2006 and expect to repay an additional ¥2.0 billion of perpetual subordinated debt and ¥6.9 billion of perpetual subordinated bonds by September 2006. These perpetual subordinated debt and bonds which were paid or will be paid during the fiscal year ending March 31, 2007 were deducted from Tier II capital as of March 31, 2006.

Interest rates on ¥22.0 billion of our perpetual subordinated debt and bonds included in Tier II capital as of March 31, 2006 will increase between January 2013 and December 2015. Interest rates on the remaining ¥0.5 billion of perpetual subordinated bonds will increase in December 2008.

¥22.0 billion of our perpetual subordinated debt and bonds included in Tier II capital as of March 31, 2006 will become prepayable between January 2013 and December 2015. The remaining ¥0.5 billion of perpetual subordinated bonds are currently prepayable.

Shinsei issued ¥50.0 billion of dated subordinated bonds on March 25, 2005 for the first time as Shinsei, not LTCB. These dated subordinated bonds cannot be repaid until maturity, on March 25, 2015, and bear interest at a fixed rate of 1.96%. Shinsei issued an additional ¥50.0 billion of dated subordinated bonds on October 31, 2005. These dated subordinated bonds cannot be repaid until maturity, on October 30, 2015, and bear interest at a fixed rated of 2.01%.

Shinsei issued ¥142.8 billion of euro-denominated step-up callable subordinated notes bearing interest at a fixed rate of 3.75% on February 23, 2006. In February, 2011, interest rates on these notes will increase and these notes will become prepayable.

We newly raised ¥31.0 billion of non-perpetual subordinated debt during the fiscal year ended March 31, 2006. Interest rates on ¥3.0 billion of our non-perpetual subordinated debt will increase in March 2011. ¥23.0 billion of our non-perpetual subordinated debt will become prepayable between July 2010 and April 2011 and the remaining ¥8.0 billion of our non-perpetual subordinated debt cannot be repaid until maturity.

Off-Balance Sheet Arrangements

We use off-balance sheet arrangements, including investments through special purpose entities, securitizations, lines and letters of credit, loan commitments and loan participations, in the ordinary course of business, including in our securitization and financing businesses, as well as to manage our own liquidity risk. The main purposes of such off-balance sheet arrangements are to develop our institutional banking business as well as to diversify our sources of liquidity. The following is a discussion of the principal off-balance sheet arrangements we use.

Securitization

We structure, arrange, distribute and service mortgage-backed securities and asset-backed securities both for third parties and ourselves. Our securitization services utilize special purpose entities, which may be organized in the forms of trusts, partnerships or corporations, mainly to protect the securitized assets from creditors of transferors even in bankruptcy. Assets securitized include commercial loans, residential mortgage loans, installment receivables and credit-card receivables.

Repackaging

One aspect of our securitization business involves our repackaging of assets purchased by special purpose entities that we establish into new financial instruments that represent undivided interests in the underlying assets. Repackaging the assets generally entails analyzing the cash flows from the underlying assets, using various means to rearrange the timing and order of cash flows, and then combining them with other cash flows to create new financial instruments that can be tailored to meet the demands of a broad range of investors.

Often the assets are repackaged into residual, or subordinated, interests, mezzanine interests and senior interests. The residual interests are the first to suffer any losses as a result of any decline in the value of the underlying financial assets, while the senior interests are structured to be the last to absorb such losses. In instances where we repackage assets on our own initiative, rather than for our customers, we generally retain the residual interests and either sell the senior or mezzanine interests immediately to third parties or hold them temporarily before placing them with investors. Revenues on these transactions consist of gains on sales of the repackaged senior and mezzanine interests, transaction arrangement fees received from the originators of the assets, fees for underwriting the senior instruments, and returns on the residual interests.

The principal risk inherent in these repackagings is credit risk on the securitized financial instruments that is absorbed by the retained residual interests. We may record losses on the residual interests due to declines in the value of the underlying financial assets. We manage this credit risk through semiannually assessing our retained interests and providing valuation allowances for them based on those assessments, taking into consideration how much we believe we will be able to collect on the underlying assets. We generally transfer financial assets to special purpose entities on a "true sale" basis, which means that we would neither be entitled nor required to reacquire the financial assets so transferred.

Arrangement

We also securitize customers' assets on their behalf, drawing on our know-how and experience in establishing securitization vehicles tailored to accommodate clients' needs, analyzing cash flows from the financial assets, structuring them into classes of securitized interests, arranging credit enhancements and locating investors for the securities to be issued. We generally place the securities representing the senior interests from these transactions with third-party investors. We may choose, however, to acquire temporarily a portion of these senior securities for later sale and often structure financial arrangements, including repackaging, that enhance the liquidity of these senior securities in order to attract third-party investors. These securities are recorded in other monetary claims purchased and recorded at fair value.

Our revenue on these transactions consists of fees, generally fixed, for arranging the transaction and for underwriting the sale of the financial instruments. We typically record those fees as having been received at the completion of all arrangements for the customer.

On these transactions, we act as an arranger, an underwriter, a servicer, a trustee or an administrator, or combination of some of these roles, for our corporate customers. As our customers usually retain the residual interests and the related risk of loss on them, we are not exposed to risks of incurring losses inherent in such residual interests.

Residual Interests

As of March 31, 2006 and 2005, we held ¥108.0 billion and ¥149.4 billion, respectively, of debt securities and residual interests from securitization transactions. As of March 31, 2006 and 2005, ¥80.4 billion and ¥93.5 billion of such amounts, respectively, were attributable to securitization transactions of APLUS and ¥4.9 billion and ¥5.0 billion of such amounts, respectively, were attributable to securitization transactions of Life Housing Loan.

Collateralized Loan Obligation Program

In order to diversify our funding sources and enhance our liquidity, we employed the financial engineering skills we developed in our securitization business to securitize our performing loans to corporate customers through a collateralized loan obligation, or CLO, program.

In the program, which we established in the fiscal year ended March 31, 2002, Shinsei entrusted a part of its performing corporate loans to a "master trust" which was established with Shinsei Trust & Banking Co., Ltd. The master trust then issued several classes of beneficial certificates, each of which represents an undivided economic interest in the underlying loans but differs in "seniority," or the priority in which it receives cash collected from the underlying loans. Shinsei sold the most senior class of certificates to special purpose entities established in order to issue debt securities backed by the certificates; these debt securities were subsequently sold to third-party investors. Shinsei has retained the two subordinated classes of beneficial certificates.

Since the sales of the debt securities backed by senior certificates satisfied criteria for transferring assets under Japanese GAAP, Shinsei derecognized a portion of the corporate loans entrusted to the master trust for the CLO program from its assets by pro rating the carrying amount of such corporate loans by the fair values of all of the beneficial certificates the trust has issued.

Shinsei's retaining the subordinated classes of beneficial certificates enhances the credit of the debt securities backed by the senior certificates, as the subordinated certificates would be the first to be affected by shortfalls in cash collections on the underlying commercial loans due to reasons such as deteriorations in the financial condition of the loan obligors. As a result, however, Shinsei is exposed to credit risk on the commercial loans entrusted to the master trust as the underlying assets for the CLO program.

A significant amount of prepayments on the underlying loans may result in a lack of sufficient cash flows to satisfy future interest or principal payment obligations on the debt securities backed by the senior certificates. In order to manage this risk, Shinsei has structured the debt securities so that they may be amortized ahead of schedule when various conditions are satisfied.

As of March 31, 2006, ¥808.6 billion in loans had been placed in the trust. Also as of that date, beneficial certificates representing ¥352.1 billion of such loans had been issued and remained outstanding, comprising ¥255.0 billion in senior certificates securing notes issued to third-party investors and, as of March 31, 2006, an additional ¥97.1 billion in beneficial certificates retained by Shinsei and recorded in loans and bills discounted. In accordance with our self-assessment procedures and reserve policies, we have provided ¥3.4 billion in the general reserve for loan losses to absorb losses on all of the entrusted loans as of March 31, 2006.

Loan Participations

We have sold or transferred participation interests in certain of our loans. Loan participation involves the original lender under the loans transferring economic interests in the loan to others, while the original lender retains title to the loan itself.

Under Japanese GAAP, where substantially all of the economic interests in and risks of the loans are transferred to the participants, the original lenders are not deemed to bear recourse obligations for the participating interests nor to have any rights to repurchase such interests. As a result, the original lender may remove the loans from its balance sheet as if the loans were sold to the participants. Because substantially all of the economic interest and risks have been transferred to the participants, we believe that we are not taking any substantial economic risk on the portions of loans in which we have sold participating interests.

As of March 31, 2006 and 2005, the total principal amount of participation interests in loans transferred to third parties was ¥124.4 billion and ¥118.1 billion, respectively.

Off-Balance Sheet Arrangements to Extend Credit, Acceptances and Guarantees

We have off-balance sheet commitments to extend credit to customers up to certain predetermined amounts at current market rates, in consideration of which we receive fee income that is recorded on an accrual basis for the period of the commitments. As of March 31, 2006 and 2005, we had ¥4,092.7 billion and ¥3,277.6 billion of these commitments, of which ¥3,922.1 billion and ¥3,095.2 billion had agreement terms of less than one year, respectively.

In addition, we provide acceptances and guarantees, which include lines and letters of credit and guarantees on customers' borrowings from other creditors. These acceptances and guarantees require us to satisfy our customers' obligations in the event they fail to do so, although we would have a claim for reimbursement against them. Under Japanese GAAP for banks, these commitments are deemed to be both contingent assets and liabilities, and are recorded as both assets and liabilities in the principal amount of the acceptances and guarantees. We record the fees we earn from providing acceptances and guarantees on an accrual basis over the period of the acceptance or guarantee. As of March 31, 2006 and 2005, we had ¥813.4 billion and ¥1,058.1 billion, respectively, of outstanding acceptances and guarantees.

APLUS extends credit in the form of guarantees. The most significant component of APLUS's guarantee business is providing guarantees on installment shopping credit provided by other lenders to customers of APLUS's partner merchants. APLUS also offers collection guarantees for foreign automobile dealers. Providing guarantees allows APLUS to limit its balance sheet exposure, while continuing to maintain its relations with its partner merchants. Off-balance sheet commitment and acceptances and guarantees increased as a result of our acquisition of APLUS and its inclusion in our consolidated balance sheet from September 30, 2004. As of March 31, 2006 and 2005, ¥797.7 billion and ¥1,032.4 billion of our outstanding acceptances or guarantees, respectively, were attributable to this guarantee business.

Risk Policy and Management

Corporate Governance and Risk Management

Overview

Our corporate governance and risk management framework enables us to manage all major aspects of our business through a coherent and well-integrated process. A detailed, sophisticated analytical structure, accompanied by diligent surveillance and oversight, is used to evaluate and monitor risks and returns to produce sustainable revenue, reduce earnings volatility and increase shareholder value.

We have established a corporate governance and risk management structure that separates business management function. Our management structure is shown below:



Corporate Governance
Board of Directors
Function:
• Appoint management to lead business operations
• Make high level decisions regarding business and strategy
• Evaluate and monitor the management team
Members:
• 17 directors, including 13 outside directors
Nomination Committee
Function:
• Make decisions regarding proposals submitted at shareholders' meetings for the appointment and removal of directors
Members:
• Seven directors, including five outside directors
Audit Committee
Function:
• Audit the general conduct of the business of the Bank based on the Bank's internal control systems
Members:
• Four outside directors
Compensation Committee
Function:
• Make decisions regarding compensation of individual directors and statutory executive officers
Members:
• Six outside directors
Management
Management Committee
ALM Committee
Compliance Committee
Risk/Investment Committee/Credit Committee
New Business/Product Committee
SME Loan Committee

Committees

We maintain several executive committees under the leadership of our Chief Executive Officer and other executive officers. The principal committees that deal with risk policy and management are listed below.

- **The ALM Committee**, as well as its subcommittee, **the Market Risk Management Committee,** reviews our balance sheet and asset/liability structure, cash liquidity and risk versus return of the trading portfolios. It also reviews and approves our analytical methodologies and parameters for liquidity and market risk analytics.
- **The Compliance Committee** reviews and resolves compliance issues relating to matters such as antitrust law, information management and prevention of money laundering.
- **The Risk/Investment Committee** establishes long-term strategy and short-term operating plans, setting overall risk appetite through capital allocation and aggregate risk levels. It also approves and reviews activities outside the normal course of our institutional and retail banking businesses. The committee reviews actual performance against plans, using established performance measures, as well as actual risk levels against forecast levels. The committee also focuses on franchise, regulatory and reputation risks.
- **The Credit Committee** aids in the establishment of and ongoing administration of corporate credit practices and policy. It approves major credit transactions for institutional customers and reviews portfolio concentrations. The committee is also responsible for reviewing the analytical methodologies and parameters for credit risk analytics.

- **The New Business/Product Committee** reviews proposals for new businesses and products though a rigorous process, in which it considers the full range of quantitative and qualitative risks, and necessary mitigating actions or controls.

While each committee has specific objectives, the common objectives, mission and mandate of all of them are to:

- delegate authority;
- clarify definitions, policies, metrics and procedures relating to, as well as methods of measuring, specific risks;
- be highly sensitive to qualitative risks, in particular regulatory and franchise risks, offering guidance to management concerning them, and establishing procedures to mitigate them; and
- ensure a decentralized internal organization and authority structure that enables the discovery, management and mitigation of risks on a day-to-day basis, in line with our strategic objectives.

Risk Management—Governing Principles

Our Risk Management Policy defines risk management as the discipline of evaluating risks, defining policies and practices that balance risk and return, and implementing the infrastructure and authority to ensure compliance with principles, policies and procedures. In this sense, "risk management" encompasses the related disciplines of compliance, audit and self-assessment/inspection.

Our Policy states three objectives:

- to establish and enhance our credit standing;
- to optimize the use of capital; and
- to create a strategic management tool.

Risk Capital Management

We use risk capital to provide a consistent, uniform and well-understood measure of risk and performance across different activities. Generally, risk capital is defined as the worst-case economic amount by which a portfolio or business may deviate from its expected financial performance as a result of unexpected, adverse events or movements in factors that affect value. Accordingly, risk capital is the excess of the economic loss in the unexpected, worst case over the estimated "average" loss. Risk capital analysis requires two parameters: time horizon and confidence level. With respect to time horizon, the time required for a change in position differs for each category of risk. The longest time horizon, or the conceptual period required to effectively alter portfolio parameters, is that of credit risk, which we estimate at one year. To enable us to compare different businesses by using one common measure, a time horizon of one year is therefore used for the entire business. Rigorous analytical techniques are used to "normalize" different businesses to this time horizon. The confidence level is a management decision, based on our rating objective.

We presently calculate risk capital for the following six risk categories: (1) credit risk, (2) equities/investment risk, (3) market risk, (4) interest rate risk, (5) liquidity risk and (6) operational risk. We continually update specific analytical methodologies for each risk category.

Credit Risk Management

Credit risk is defined as the risk of loss due to a counterpart defaulting on contractual debt obligations.

Our model for credit risk management is focused on (1) securing adequate return on risk, (2) avoiding concentrations in particular sectors or to particular obligors, and (3) managing the credit portfolio with an awareness of potential losses under a worst-case scenario.

In line with this, we have established processes as follows:

- *Credit Ratings:* Our credit rating methodology assigns credit ratings to each obligor using neural network analytics that model the correlation between obligors' financial data and agency ratings. Results generated by our analytics are verified by risk management. All ratings are updated on an ongoing basis with refined models and new financial data. Neural network modeling is a methodology which emulates rating agencies' approach of labeling obligors. We have developed separate models for major industry groups. The score generated by the model is subject to adjustment by our credit rating committee when determining the rating.
- *Default Analytics:* Our historical default and migration data, as well as rating agency statistics, are coupled with management's judgment to generate default probability parameters.
- *Facility Ratings:* Facility ratings enable comparisons of varying transactions based on expected loss by incorporating the full range of risk mitigants.
- *Pricing Guidelines:* Pricing thresholds are based on appropriate credit, funding and economic capital factors. These guidelines are continuously updated based on additional data and concepts.
- *Approval Process:* Our transaction approval process provides multiple levels of approval based on key credit sensitivities such as group exposure, group credit standing, amount, tenor and facility rating.
- *Risk Capital:* Our risk capital framework is a bank-wide process to measure true risk and risk/return by sector, product and transaction, thereby creating a resource monitoring and allocation tool.

Core Credit Policies

Our core credit policies make use of our experience since March 2000. These policies apply to our business with corporate, financial institution and government clients, and detail standards for the key components of the credit process: origination/approval, documentation, monitoring/management, problem recognition, remedial management and portfolio management.

Lending Guidelines

Our lending guidelines are a comprehensive set of recommended structures and disciplines that relationship managers and credit officers must follow when structuring new loan transactions.

The guidelines provide detailed recommendations on acceptable terms, interest rates, fees, amortization schedules, collateral, covenants and documentation for each class of credit risk, as well as specific procedures for communicating terms and conditions to customers. The guidelines also require a compelling explanation from Senior Credit Officers when our standard pricing or structures cannot be achieved. Relationship managers and officers are encouraged to improve our risk profile at every opportunity.

Concentration Guidelines

Our concentration management framework consists of industry concentration guidelines, obligor group concentration guidelines, as well as effective review and countermeasures for when the guidelines are exceeded. These procedures are designed to insulate our credit portfolio against systemic shock or other events outside the normal range of occurrences.

We currently use concentration guidelines to monitor two kinds of concentration:

Industry Concentration Guidelines. The purpose of industry concentration limits is to ensure management is alerted, and appropriate questions raised, when exposure to one particular industry increases rapidly. Industry concentration is managed on a risk capital basis to make the industry concentration guidelines more risk-sensitive, reflect actual portfolio conditions and account for correlation among industries.

Group Concentration Guidelines. The primary purpose of group concentration limits is to guard against "event risk," that is, to ensure that even in the case of a sudden degradation in our obligors' credit quality through rapid business deterioration, or the occurrence of a highly unexpected event, including fraud or catastrophe, our business will not be critically impaired. Event risk is defined as any unexpected loss for reasons not realistically reflected in analyses of the historic default statistics, such as events independent of risk rating, statistical estimation error in default rates and misrated obligors.

Market Risk

Market risk, which is the risk associated with changes in the value of financial instruments from fluctuations in exchange rates, interest rates, stock prices and other market-determined price mechanisms, is inherent in all assets and liabilities, as well as off-balance sheet transactions.

Policies

We manage market risk by segregating the overall balance sheet into a trading book and a banking book. The ALM Committee, chaired by our President, is the senior review and decision-making body for the management of all market risks related to asset/liability management, and the banking and trading books. The actual risk limits for asset/liability management as well as trading, such as the value-at-risk or "VaR" method are approved by the ALM Committee. The VaR method is a procedure for estimating the probability of portfolio losses exceeding some specified proportion based on a statistical analysis of historical market price trends, correlations and volatilities.

The Market Risk Management Committee serves as an arm of the ALM Committee and is chaired by the head of Risk Management, with senior representatives from related divisions, including the Chief Financial Officer. The committee meets weekly to review detailed risk and liquidity reports from the Market Risk Management Division, which is responsible for the objective and timely recognition, monitoring and reporting of market risk in both our trading and banking operations. In addition to reporting risk information to management, administrative divisions and front office units, the Market Risk Management Division carries out regular risk analyses and recommendations.

Framework and Organization

The Treasury Division manages asset/liability risk arising from normal banking operations and the Capital Markets Division manages the active risk from trading operations in financial markets. The Treasury Division and each unit within the Capital Markets Division are assigned overall risk limits.

The Market Risk Management Division is responsible for the objective and timely recognition, monitoring and reporting of market risk in both our trading and banking operations.

In addition to reporting risk information to management, administrative divisions and front office units, it carries out regular risk analyses and recommendations. The transaction execution, operations and risk management sections operate independently, establishing a system of effective checks and balances.

Quantification of Market Risk

We have built a system capable of facilitating the recognition and management of risk by quantifying market risk frequently, tracking it objectively, and making adjustments according to market trends.

Market risk management involves the continual repetition of a five-step process. The first step is the construction of a transaction information database. The second step is data classification according to risk unit. The third step is risk quantification grouped by risk characteristics and risk unit. The fourth step is risk position summarization and reporting, and the fifth step is the assessment of a reported risk position and implementation of necessary adjustments. To obtain a precise picture of the current risk position, transaction data must be accurate and complete. Measurement definitions must be valid and valuation criteria such as rates and prices must be reliable. We have introduced a market risk measurement system that meets all of these requirements.

Trading Book

Methodology: We use the VaR method in our trading operations. The validity of the VaR model is verified through back testing, which examines how frequently actual daily profit or loss exceeds daily VaR for a one-day holding period. Back testing of the sample data for the fiscal year ended March 31, 2006 confirmed the continued reliability of our VaR model.

Table 37. Actual Daily VaR

(1-day holding period, 2.33 standard deviations)

	Millions of yen					
	2006			2005		
Fiscal years ended March 31	Average	Maximum	Minimum	Average	Maximum	Minimum
	¥298	**¥521**	**¥175**	¥356	¥520	¥253

Note:
(1) Prior period has been restated to reflect consolidated basis daily VaR.

VaR and Daily Profit or Loss


(Millions of yen)
(For the fiscal year ended March 31, 2006)
600
500
400
300
200
100
0
-100
-200
-300
-400
-500
-600
2005/4/1
2005/5/31
2005/7/29
2005/9/30
2005/11/30
2006/1/31
2006/3/31
Daily profit or loss
VaR (1 day)

Back-Testing on the VaR Model Applied to the Trading Division's Transactions

Back-testing involves comparing the actual losses to estimated VaR to confirm the reliability of the VaR method.

Assumptions of Shinsei's VaR Model

Method:	variance-covariance
Confidence interval:	2.33 standard deviations (99% confidence interval)
Holding period:	one day
Number of days of observations:	250
Coverage:	trading divisions
Number of data points:	approximately 850 per day

Histogram of Daily Trading-Related Revenue (Excluding Customer Margin)


(Number of days)
(For the fiscal year ended March 31, 2006)
60
50
40
30
20
10
0
0
3
1
3
5
29
45
52
35
22
21
8
8
7
2
2
2
0
1
−150
−125
−100
−75
−50
−25
0
25
50
75
100
125
150
175
200
225
250
275
300
Revenue (Millions of yen)

Trading Activity: Our trading activity is carried out mainly on behalf of customers, although we also engage in proprietary trading activity. The allocated risk capital for proprietary trading is less than 10% of total allocated risk capital.

Limit Setting Process: Setting limits is important for appropriate risk control within Shinsei on a consolidated basis. Loss limits and VaR limits are approved by the board of directors and delegated to the Chief Financial Officer. The Chief Financial Officer sets limits for business heads, who in turn assign limits to risk takers.

Mark-Down for Trading Assets: Trading assets are normally measured by market price, yields and rates. However, the value of certain assets may also be affected by credit risk or market liquidity risk. In such cases, we use two methods to mark down the value of trading assets as necessary to reflect those risks in our financial statements.

- We record provisions for losses on derivative transactions according to obligor classifications in the same manner as on-balance transactions by taking into account current exposures as well as potential future exposures.
- We record costs for disposing of and reconstructing market-related positions centered on bid and offer costs as provisions related to market liquidity risk for derivative-related transactions in trading accounts.

Banking Book

Methodology: In our banking book, we use as principal risk indicators the bpv method and net interest income volatility. The bpv method measures the risk of changes in fair market value resulting from fluctuations in interest rates. Net interest income volatility measures the risk of changes in net interest income during a specified period, usually one year, due to fluctuations in interest rates.

Risk Limits for Banking Operations: Risk limits for banking operations are determined based on balance sheet structure and the profitability of our traditional banking activities.

New Products

We initiate new businesses, products and transactions under a disciplined and well defined launch and management process that is coordinated by the New Business/Product Committee. Members of this committee include product specialists and representatives from support areas, such as risk, compliance, accounting and operations and IT divisions. The New Business/Product Committee seeks to ensure that the product's strategy and potential are in balance; risk, legal, compliance, accounting, tax and other key considerations are addressed; and internal controls and procedures are in place to deliver the product.

The result of this effort is a formalized Product Program, which describes the policy and processes for each new product initiative. Each Product Program defines the strategic intent, investment parameters, delivery process, approval process, risk management guidelines and ongoing monitoring procedures. The Risk/Investment Committee approves the risk limits, and designates the approval authority associated with each Product Program.

Transactions within a Product Program are assessed by the product specialists and reviewed by the Risk Management Group. Through the Product Program process, the product specialists and the Risk Management Group monitor all transactions. The Risk Management Group provides monthly reporting and a more detailed quarterly update of Product Programs and transactions to the Risk/Investment Committee.

Liquidity Risk

Our ALM Committee is the senior review and decision-making body for the management of liquidity risk. The ALM Committee determines the overall limit for liquidity risk by establishing the short-term liquidity gap structure limits and minimum liquidity reserve levels. A liquidity gap structure and a minimum reserve are the principal management tools we use to monitor and manage liquidity.

Our *Liquidity Management Policy*, reviewed and approved periodically by the ALM Committee, stipulates the guidelines and norms for appropriate liquidity risk management.

To quantify liquidity risk, we have developed three liquidity forecast models:

- Business as usual model: This model forecasts the liquidity situation on an ongoing basis. The output of this model is an estimate of the funds we need to raise under normal circumstances.
- Stress/event model: This is a liquidity forecast under extraordinary circumstances. The output of this methodology is the outflow of funds under extraordinary circumstances.
- Contractual maturity model: This is a liquidity forecast on the assumption that assets and liabilities will be liquidated at contracted maturity, based on certain assumptions. The model indicates how much we need to raise based on our actual contractual obligations.

The output of these models is carefully analyzed and presented monthly to the ALM Committee together with a recommendation on the liquidity gap structure and minimum reserve level, as well as the underlying rationale, which is determined as follows:

- The first requirement or test is that we should be able to survive in a crisis or emergency situation; based on the assumptions relating to inflow and outflow in a stress situation, the cumulative outflow over a specified period should not exceed available reserves.
- If available reserves are insufficient to meet the test, action to remedy the situation, such as increasing reserves or changing our liability profile, must be taken.
- If available reserves are sufficient to meet the test, then reserves may be reduced, but only in a way that the first stress or emergency survival test is still met, and the liquidity gap at various times is within approved gap limits.

We also develop and maintain contingency funding plans for liquidity, including our Liquidity Crisis Contingency Plan, which clarifies specific policies and measures to deal with a liquidity crisis. We plan for the possibility that funding costs may increase, or funding may become otherwise difficult, due either to internal factors, such as a deterioration in our credit standing, or external factors such as a lack of cash liquidity in the market. These plans evaluate market-based funding capacity under various possible market conditions, and specify actions and procedures to be implemented under liquidity stress. Further, these plans address alternative sources of liquidity, measure the overall ability to fund our operations and define roles and responsibilities for effectively managing liquidity through a period of stress, including mandating the creation of a crisis management headquarters in the event of a liquidity crisis.

Daily liquidity reports based on this model are prepared by the Risk Management Group, which also circulates the reports to business managers and senior management for review and action as necessary. More detailed reviews are conducted monthly.

Operational Risk

Operational risk refers to the risk of loss resulting from inadequate or failed internal processes or systems, human error or wrongdoing. Losses due to the fraudulent acts of employees, failed transaction processing, system failures or external fraud are typical examples.

Unlike credit risk or market risk, a risk source cannot be specified for operational risk. Frequency and severity of losses will vary greatly, ranging from operational errors that may occur frequently but have low-severity loss profiles, to frauds or serious disasters that may seldom occur but have high-severity loss profiles. There is a considerable difference between the nature of risks faced by a business line that handles simple products and operates in a systematic manner and a business line that handles complicated products and depends highly on staff with specific skills. Moreover, operational conditions, including products, sales channels and customer bases, will continue to evolve.

Monitoring Operational Risk

We have developed a risk quantification framework based on the loss-distribution method. The framework has the following three steps:

(i) estimate the probability distribution for frequency that is applicable to historical loss records and loss scenarios,

(ii) estimate the probability distribution for severity that is applicable to historical loss records and loss scenarios, and

(iii) run a statistical simulation based on these two distributions to estimate an annual aggregated loss amount distribution.

Loss scenarios are established jointly by business lines and the Risk Management Group so that each business manager's perception of the relevant risk may be transformed into an appropriate source of quantitative information. This process involves all business lines, including those of our subsidiaries, and contributes to an appropriate recognition and analysis of the total risk. Senior management reviews the results of quantifying our overall operational risk capital.

Operations Risk

Operations risk is the risk of loss due to inadequate procedures or failed processing. We have established operations guidelines, reviewed and revised our organizational structure and operational procedures, and implemented training programs aimed at improving the quality of our operations. In addition, we maintain a database of operational errors that enables us to analyze the cause of operations risks in order to prevent recurrences.

Systems Risk

We have designed systems to minimize the threat of disruption, and have implemented procedures for passive recovery. Key components of our system have multiple back-ups, including at an independent back-up site in Osaka. In addition, critical data is replicated. As a result, loss of part or all of any one cluster will not disrupt system operations. In addition, comprehensive back-up procedures to support less critical systems allow restoration and recovery of these systems in the event of a malfunction. We continuously monitor system security as well as our continuity of business to maintain readiness. We introduced new systems and changes in a controlled manner and designed new systems to run in parallel with old ones, minimizing risk of incompatibility.

Our information technology infrastructure has also been certified as compliant with BS7799 and ISMS, which are international and domestic information security management system standards, by independent assessors.

Legal and Compliance Risk

Legal and compliance risk is the risk of unexpected disputes or losses due to contracts unreasonably unfavorable to us or otherwise inadvisable, or the violation of laws, regulations, orders or contracts, whether resulting in monetary damages or damages to our regulatory relationship or reputation. Our Compliance Division and Legal Division are responsible for preventing or minimizing such legal and compliance risk.

Compliance Systems Organization

The Compliance Committee, Compliance Division and individual compliance managers within various business and support units constitute the main elements of our compliance organization. The Compliance Committee, with our Chief Executive Officer as chairman, examines and discusses important matters such as the prevention of money laundering. Third-party monitoring of the Committee is carried out by outside counsel invited to serve as committee members. The Compliance Division plans various measures concerning compliance risk and promotes these measures through central management. It also assigns compliance officers specializing in specific areas to implement compliance measures for each of our business areas. Every division, department or branch also has a compliance manager to act as the point of contact for compliance-related matters.

Compliance Activities

We produce a Compliance Program annually that outlines our compliance-related plans, including compliance promotion activities such as training programs. Programs include those concerning new laws and regulations such as the Personal Information Protection Law, as well as those on important compliance issues such as the prevention of money laundering and insider trading. Compliance materials are built directly into the training curricula for each business line.

Legal Division

The Legal Division is in charge of legal affairs, including compliance with corporate and transactional law, legal documentation and litigation supervision. The Legal Division, by providing legal analysis and advice, also supports our compliance systems.

Internal Audit

Our Internal Audit Division examines and evaluates our risk management measures and internal controls from an independent standpoint, thereby enhancing our corporate governance. The Internal Audit Division reports directly to the Chief Executive Officer and the Audit Committee of the board of directors and is independent from the operating units. This division examines and evaluates operating units' risk management, internal controls, credit quality and processes, information technology systems and processes.

Our Internal Audit Division practices a risk audit approach, in which we first assess the degree of inherent risk and adequacy of risk management and internal controls within each particular operating unit. Based on our risk assessment, we audit operating units with larger risks, new businesses, or significant changes to their organizational structure or computer systems. As part of the internal audit process, we also require operating units to perform control self-assessments and hold workshop discussions directed at addressing issues other than those relating directly to internal controls.

To strengthen our internal audit capabilities, we have continued to enhance the necessary infrastructure and developed a new audit methodology. To enhance staff expertise, we also encourage employees to obtain professional certifications such as Certified Internal Auditor and Certified Information Systems Auditor. In addition, we work with external auditors to further enhance our audit standards and capabilities.

Consolidated Balance Sheets

Shinsei Bank, Limited, and Consolidated Subsidiaries
As of March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
ASSETS			
Cash and due from banks (Notes 4 and 22)	¥ 488,601	¥ 277,593	$ 4,159,375
Call loans	50,000	70,000	425,641
Collateral related to securities borrowing transactions	33,107	3,744	281,837
Other monetary claims purchased (Note 5)	273,937	320,379	2,331,978
Trading assets (Notes 6 and 35)	193,581	168,501	1,647,920
Monetary assets held in trust (Note 7)	456,167	372,224	3,883,268
Securities (Notes 8 and 22)	1,494,489	1,478,219	12,722,311
Loans and bills discounted (Notes 9, 22 and 33)	4,087,561	3,430,421	34,796,638
Foreign exchanges (Note 17)	12,140	8,550	103,349
Other assets (Notes 10, 22 and 35)	974,398	850,440	8,294,874
Premises and equipment (Notes 11, 22 and 30)	415,522	418,938	3,537,269
Deferred discounts on and issuance expenses for debentures	177	284	1,515
Deferred tax assets (Note 32)	30,022	24,623	255,574
Consolidation goodwill, net	226,692	244,042	1,929,788
Customers' liabilities for acceptances and guarantees (Note 21)	813,480	1,058,161	6,925,009
Reserve for credit losses (Note 12)	(144,868)	(149,799)	(1,233,240)
Total assets	¥9,405,013	¥8,576,328	$80,063,106
LIABILITIES, MINORITY INTERESTS IN SUBSIDIARIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits, including negotiable certificates of deposit (Notes 13 and 22)	¥4,071,758	¥3,452,813	$34,662,116
Debentures (Note 14)	1,018,909	1,242,632	8,673,781
Call money	30,000	204,295	255,384
Commercial paper	133,200	13,300	1,133,907
Trading liabilities (Notes 15 and 35)	149,990	69,101	1,276,843
Borrowed money (Notes 16 and 22)	1,205,765	1,160,265	10,264,454
Foreign exchanges (Note 17)	39	20	337
Corporate bonds (Note 18)	298,002	88,344	2,536,839
Other liabilities (Notes 19, 22 and 35)	535,753	412,763	4,560,770
Accrued employees' bonuses	13,886	10,276	118,214
Accrued directors' bonuses	13	—	117
Reserve for retirement benefits (Note 20)	3,309	3,376	28,176
Reserve for loss on disposition of premises and equipment	—	153	—
Reserve under special law	2	2	21
Deferred tax liabilities (Note 32)	13,718	20,262	116,787
Acceptances and guarantees (Note 21)	813,480	1,058,161	6,925,009
Total liabilities	8,287,832	7,735,769	70,552,755
Minority interests in subsidiaries (Note 23)	261,845	53,891	2,229,037
Shareholders' equity:			
Capital stock (Notes 24 and 25):			
Common stock	180,853	180,853	1,539,574
Preferred stock	270,443	270,443	2,302,232
Capital surplus (Note 24)	18,558	18,558	157,984
Retained earnings (Note 24)	379,502	311,039	3,230,631
Net unrealized gain on securities available-for-sale, net of taxes	2,208	3,043	18,804
Foreign currency translation adjustments	3,781	2,738	32,195
Treasury stock, at cost (Notes 24 and 25) 17,059 shares in 2006 and 14,415 shares in 2005	(12)	(9)	(106)
Total shareholders' equity	855,335	786,667	7,281,314
Total liabilities, minority interests in subsidiaries and shareholders' equity	¥9,405,013	¥8,576,328	$80,063,106

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Income

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
Interest income:			
Interest on loans and bills	¥104,460	¥ 77,379	$ 889,254
Interest and dividends on securities	16,879	15,862	143,694
Interest on deposits with banks	2,369	2,834	20,169
Other interest income	1,319	5,320	11,235
Total interest income	125,029	101,396	1,064,352
Interest expenses:			
Interest on deposits, including negotiable certificates of deposit	16,934	13,671	144,164
Interest and discounts on debentures	4,709	6,184	40,091
Interest on other borrowings	14,694	13,550	125,095
Other interest expenses	6,390	1,090	54,401
Total interest expenses	42,729	34,497	363,751
Net interest income	82,299	66,899	700,601
Fees and commissions income	68,263	47,366	581,118
Fees and commissions expenses	22,767	14,951	193,813
Net fees and commissions	45,496	32,414	387,305
Net trading income (Note 26)	27,513	23,992	234,214
Other business income, net:			
Income on leased assets and installment receivables, net	46,040	10,101	391,933
Income on monetary assets held in trust, net	23,505	16,879	200,095
Net gain on foreign exchanges	10,648	2,269	90,653
Net gain on securities	6,183	4,760	52,637
Net gain on other monetary claims purchased	17,176	14,926	146,220
Other, net (Note 27)	14,540	5,575	123,782
Net other business income	118,094	54,512	1,005,320
Total revenue	273,404	177,819	2,327,440
General and administrative expenses:			
Personnel expenses	59,767	42,979	508,788
Premises expenses	20,429	14,648	173,913
Technology and data processing expenses	16,764	11,522	142,715
Advertising expenses	8,404	6,074	71,548
Consumption and property taxes	7,518	5,840	64,000
Deposit insurance premium	2,307	2,115	19,645
Other general and administrative expenses	21,404	14,136	182,211
Total general and administrative expenses	136,596	97,317	1,162,820
Net business profit	136,807	80,502	1,164,620
Net credit costs (recoveries) (Note 28)	30,190	(989)	257,007
Amortization of consolidation goodwill and other intangibles	29,445	8,837	250,664
Other losses, net (Note 29)	(3,460)	(7,057)	(29,461)
Income before income taxes and minority interests	73,711	65,597	627,488
Income tax (benefit) (Note 32):			
Current	3,733	1,438	31,779
Deferred	(11,414)	(3,444)	(97,170)
Minority interests in net income of subsidiaries	5,293	168	45,061
Net income	¥ 76,099	¥ 67,435	$ 647,818
	Yen		U.S. dollars (Note 1)
Basic net income per common share (Note 36)	¥ 53.16	¥ 46.78	$ 0.45
Diluted net income per common share (Note 36)	37.75	34.98	0.32
Cash dividends applicable to the year:			
Common share (Note 37)	2.96	2.58	0.03
Class A preferred share (Note 37)	13.00	13.00	0.11
Class B preferred share (Note 37)	4.84	4.84	0.04

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
Common stock:			
Balance at beginning of year	¥180,853	¥180,853	$1,539,574
Balance at end of year	180,853	180,853	1,539,574
Preferred stock:			
Balance at beginning of year	270,443	270,443	2,302,232
Balance at end of year	270,443	270,443	2,302,232
Capital surplus:			
Balance at beginning of year	18,558	18,558	157,984
Balance at end of year	18,558	18,558	157,984
Retained earnings:			
Balance at beginning of year	311,039	250,737	2,647,820
Dividends paid	(7,635)	(7,133)	(65,004)
Bonuses to directors of consolidated subsidiaries	(0)	—	(3)
Net income	76,099	67,435	647,818
Balance at end of year	379,502	311,039	3,230,631
Net unrealized gain on securities available-for-sale, net of taxes:			
Balance at beginning of year	3,043	7,154	25,909
Net change during the year	(834)	(4,110)	(7,105)
Balance at end of year	2,208	3,043	18,804
Foreign currency translation adjustments:			
Balance at beginning of year	2,738	2,255	23,309
Net change during the year	1,043	482	8,886
Balance at end of year	3,781	2,738	32,195
Treasury stock, at cost:			
Balance at beginning of year	(9)	(1)	(79)
Purchase of treasury stock	(3)	(8)	(27)
Balance at end of year	(12)	(9)	(106)
Total shareholders' equity	¥855,335	¥786,667	$7,281,314

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Cash Flows

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 73,711	¥ 65,597	$ 627,488
Adjustments for:			
Income tax paid	(2,056)	(1,397)	(17,510)
Depreciation	142,302	3,706	1,211,394
Amortization of consolidation goodwill and other intangibles	29,445	8,837	250,664
Net change in reserve for credit losses	(4,940)	(28,083)	(42,058)
Net change in other reserves	2,676	(869)	22,788
Interest income	(125,029)	(101,396)	(1,064,352)
Interest expenses	42,729	34,497	363,751
Investment gains	(12,436)	(14,183)	(105,872)
Net exchange gain	(779)	(4,850)	(6,636)
Net change in trading assets	(25,079)	466,594	(213,494)
Net change in trading liabilities	80,889	(23,130)	688,599
Net change in loans and bills discounted	(698,761)	(506,571)	(5,948,422)
Net change in deposits, including negotiable certificates of deposit	618,944	718,324	5,268,961
Net change in debentures	(223,723)	(115,388)	(1,904,518)
Net change in borrowed money (other than subordinated debt)	76,499	56,030	651,226
Net change in corporate bonds (other than subordinated corporate bonds)	18,001	9,357	153,244
Net change in deposits with banks	(28,707)	136,664	(244,381)
Net change in call loans, collateral related to securities borrowing transactions and other monetary claims purchased	38,815	(128,397)	330,431
Net change in call money, payables under repurchase agreements, collateral related to securities lending transactions and commercial paper	(54,395)	(386,959)	(463,060)
Net change in foreign exchange assets	(3,589)	939	(30,558)
Net change in foreign exchange liabilities	18	16	161
Interest received	142,198	122,569	1,210,510
Interest paid	(41,464)	(33,534)	(352,980)
Net change in securities for trading purposes	(114,114)	24,381	(971,438)
Net change in monetary assets held in trust for trading purposes	(59,176)	12,454	(503,755)
Net change in leased assets	(125,396)	—	(1,067,480)
Other, net	(27,581)	(83,158)	(234,792)
Total adjustments	(354,709)	166,451	(3,019,577)
Net cash (used in) provided by operating activities	(280,998)	232,048	(2,392,089)
Cash flows from investing activities:			
Purchase of investments	(3,419,309)	(4,471,140)	(29,107,939)
Proceeds from sales of investments	708,726	652,188	6,033,255
Proceeds from maturity of investments	2,825,196	3,589,334	24,050,362
Purchase of premises and equipment (other than leased assets)	(6,488)	(7,301)	(55,236)
Proceeds from sales of premises and equipment (other than leased assets)	2,136	595	18,190
Payment for acquisition of new subsidiaries	(10,239)	(75,875)	(87,163)
Proceeds from acquisition of new subsidiaries	—	10,020	—
Proceeds from sales of subsidiary's stocks	32,616	—	277,657
Other, net	3,103	1,380	26,418
Net cash provided by (used in) investing activities	135,741	(300,798)	1,155,544
Cash flows from financing activities:			
Proceeds from subordinated debt	46,000	—	391,589
Repayment of subordinated debt	(77,000)	(19,000)	(655,486)
Proceeds from issuance of subordinated corporate bonds	199,870	50,000	1,701,456
Payment for redemption of subordinated corporate bonds	(11,166)	(2,570)	(95,060)
Proceeds from issuance of preferred securities to minority shareholders of subsidiaries	174,958	52,500	1,489,389
Dividends paid	(7,635)	(7,133)	(65,004)
Dividends paid to minority shareholders of subsidiaries	(1,310)	—	(11,156)
Purchase of treasury stock	(1)	(3)	(16)
Net cash provided by financing activities	323,713	73,793	2,755,712
Foreign currency translation adjustments on cash and cash equivalents	31	3	267
Net change in cash and cash equivalents	178,487	5,047	1,519,434
Cash and cash equivalents at beginning of year	162,226	157,178	1,381,000
Cash and cash equivalents at end of year (Note 4)	¥ 340,713	¥ 162,226	$ 2,900,434

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.
Note: Investments consist of securities and monetary assets held in trust for other than trading purposes.

Notes to Consolidated Financial Statements

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2006 and 2005

1. Basis of Presentation

The accompanying consolidated financial statements of Shinsei Bank, Limited (the "Bank") and its consolidated subsidiaries (collectively, the "Group"), stated in Japanese yen, are prepared on the basis of accounting principles generally accepted in Japan and in conformity with the Banking Law of Japan (the "Banking Law"), and compiled from the consolidated financial statements prepared under the provisions set forth in the Accounting Standards for Consolidated Financial Statements (the Business Accounting Council, June 24, 1975) and the standards of the Securities and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the accompanying notes include information that is not required under accounting principles generally accepted in Japan, but is presented herein for the convenience of readers.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As permitted by the Securities and Exchange Law of Japan, yen amounts, except for per share amounts, are presented in millions of yen and are rounded down to the nearest million. As a result, the totals do not necessarily agree with the sum of the individual amounts.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥117.47 to U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

The Bank was placed under temporary nationalization by the Prime Minister of Japan on October 23, 1998, under Section 1 of Article 36 of the Financial Revitalization Law of Japan, and continued its operations in accordance with Articles 47 and 48 of the same law. The Bank's temporary nationalization status was terminated on March 1, 2000, when all common shares of the Bank held by the Deposit Insurance Corporation of Japan (the "DIC") were transferred to New LTCB Partners C.V. in accordance with the Share Purchase Agreement, dated February 9, 2000 (the "Share Purchase Agreement").

In the fiscal year ended March 31, 2004, the Bank completed an initial public offering (IPO) of its shares and became listed on the First Section of the Tokyo Stock Exchange on February 19, 2004. The Bank's then controlling shareholder, New LTCB Partners C.V., offered the shares sold in the IPO. Following the IPO, the Bank also completed a secondary offering on February 17, 2005. Prior to the secondary offering, the Bank's then controlling shareholder, New LTCB Partners C.V., distributed most of its shareholdings to its investors. The investors, in turn, sold an aggregate of 36.9% of the Bank's outstanding common shares in the secondary offering.

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The Group applies its consolidation scope using the control and influence concept. Under the control and influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are fully consolidated and those companies in which the Bank, directly or indirectly, is able to exercise significant influence over operations are accounted for by the equity method.

The number of consolidated subsidiaries and affiliates as of March 31, 2006 and 2005 was as follows:

	2006	2005
Consolidated subsidiaries	**82**	76
Unconsolidated subsidiaries	**79**	75
Affiliates accounted for by the equity method	**13**	9

Unconsolidated subsidiaries are mainly operating companies that undertake leasing business based on the *Tokumei Kumiai* system (Silent Partnership). These subsidiaries are excluded from consolidation because they are not material to the financial condition or results of operations of the Group.

Major consolidated subsidiaries as of March 31, 2006 were as listed below:

Name	Location	Percentage ownership
APLUS Co., Ltd.	Japan	63.5%
Showa Leasing Co., Ltd.	Japan	96.3%
Shinsei Trust & Banking Co., Ltd.	Japan	100.0%
Shinsei Securities Co., Ltd.	Japan	100.0%

All significant inter-company transactions, related account balances and unrealized gains and losses have been eliminated in consolidation. As of March 31, 2006, the fiscal year ending dates of consolidated subsidiaries are March 31 for 56 subsidiaries, January 31 for 3 subsidiaries and December 31 for 23 subsidiaries. Those consolidated subsidiaries whose fiscal years end at dates other than March 31 are consolidated using their fiscal year-end financial statements with appropriate adjustments made for significant transactions during the period from the ending dates of their fiscal years to the date of the Group's consolidated financial statements, except that 3 subsidiaries whose fiscal years end at December 31 are consolidated using their March 31 financial statements.

(b) Goodwill and Other Intangible Assets

The Bank recognized certain identifiable intangible assets in connection with the acquisition of APLUS Co., Ltd. ("APLUS") and Showa Leasing Co., Ltd. ("Showa Leasing"), because they arose from contractual or other legal rights, or were separable. The identified intangible assets with amortization method and period are listed below:

APLUS Co., Ltd.

Identified intangible assets	Amortization method	Amortization period
Trade name and trademarks:	Straight-line	10 years
Customer relationship:	Sum-of-the-years digits	10 years
Merchant relationship:	Sum-of-the-years digits	20 years

Showa Leasing Co., Ltd.

Identified intangible assets	Amortization method	Amortization period
Trade name:	Straight-line	10 years
Customer relationship:	Sum-of-the-years digits	20 years
Maintenance component contracts:	Straight-line	Subject to the remaining contract years
Sublease contracts:	Straight-line	Subject to the remaining contract years

The excess of the purchase price over the fair value of the net assets acquired, including identified intangible assets, was recorded as consolidation goodwill and is being amortized on a straight-line basis over 20 years. The amortization period is the maximum period allowed under accounting principles generally accepted in Japan and was determined based upon the Bank's business strategy. However, both APLUS and Showa Leasing had significant tax loss carryforwards and deductible temporary differences for which no deferred tax assets were recognized by the Bank at the time of the acquisition due to uncertainty concerning their ultimate realization. Had the Bank recognized the related deferred tax assets at the time of the acquisition, consolidation goodwill would have been reduced. Under Japanese GAAP, any future recognition of such benefits of the tax loss carryforwards or temporary differences (the carryforward period for tax loss carryforwards being generally limited to seven years) would result in accelerated goodwill amortization. The unamortized balances of identified intangible assets and consolidation goodwill are subject to impairment testing.

(c) Translation of Foreign Currency Financial Statements and Transactions

The financial statements of consolidated foreign subsidiaries are translated into Japanese yen at exchange rates as of their respective balance sheet dates, except for shareholders' equity, which is translated at the historical exchange rates. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity in the accompanying consolidated balance sheets.

(i) Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into Japanese yen at the exchange rates prevailing at the balance sheet date, except for investments in unconsolidated subsidiaries and affiliates which are translated at the relevant historical exchange rates.

(ii) Foreign currency accounts held by consolidated foreign subsidiaries are translated into the currency of the subsidiary at the respective period-end exchange rates.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and non-interest-bearing deposits.

(e) Other Monetary Claims Purchased

The components of other monetary claims purchased are principally loans held for trading purposes. Other monetary claims purchased held for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income, net.

(f) Valuation of Trading Account Activities

Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets, are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims purchased for trading purposes are stated at market value and derivative financial instruments related to trading positions are stated at fair value based on estimated amounts that would be settled in cash if such positions were terminated at the end of the fiscal year, which reflects liquidation and credit risks.

Trading revenue and trading expenses include interest received and paid during the fiscal year and the gains and losses resulting from the change in the value of securities, monetary claims purchased, and derivatives between the balance sheet dates.

(g) Monetary Assets Held in Trust

The components of trust assets are accounted for based on the standard appropriate for each asset type. Instruments held in trust for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income, net. Instruments held in trust classified as available-for-sale are recorded at fair value with the corresponding unrealized gains and losses recorded directly in a separate component of shareholders' equity.

Instruments held in trust classified as available-for-sale for which fair value is not readily determinable are carried at cost.

(h) Securities

Securities other than investments in unconsolidated subsidiaries and affiliates are classified into three categories, based principally on the Group's intent, as follows:

Trading securities are securities held in anticipation of gains arising from short-term changes in market value and/or held for resale to customers. Trading securities are carried at fair value with corresponding unrealized gains and losses recorded in income.

Securities being held to maturity are debt securities for which the Group has both the positive intent and ability to hold until maturity. Securities being held to maturity are carried at amortized cost determined by the moving average method.

Securities available-for-sale are securities other than trading securities and securities being held to maturity. Securities available-for-sale are carried at fair value with the corresponding unrealized gains and losses recorded directly in a separate component of shareholders' equity. The cost of sales of these securities is determined by the moving average method. Securities available-for-sale for which fair value is not readily determinable are carried at moving average cost or amortized cost determined by the moving average method.

In addition, investments in unconsolidated subsidiaries that are not accounted for by the equity method are carried at cost determined by the moving average method.

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary.

(i) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation.

Depreciation of the Group's buildings and the Bank's computer equipment (including ATMs) other than personal computers is computed principally using the straight-line method, and depreciation of other equipment is computed principally using the declining-balance method. Principal estimated useful lives of buildings and equipment as of March 31, 2006 were as follows:

Buildings .... 3 years to 50 years
Equipment .... 2 years to 15 years

(j) Software

Capitalized software for internal use is depreciated using the straight-line method based on the Group's estimated useful lives (mainly five or eight years). Capitalized software for internal use is included in other assets.

(k) Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. No impairment loss was recognized for the fiscal years ended March 31, 2006 and 2005.

(l) Deferred Charges

Deferred discounts on the Bank's corporate bonds are amortized using the straight-line method over the terms of the corporate bonds.

Deferred issuance expenses for the Bank's corporate bonds are amortized using the straight-line method over the shorter of the terms of the corporate bonds or the maximum three-year period stipulated in the Japanese Commercial Code (the "Code") and its regulations.

Deferred discounts on debentures are amortized using the straight-line method over the terms of the debentures.

Deferred issuance expenses for debentures are amortized using the straight-line method over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Code and its regulations.

Consolidated subsidiaries' deferred issuance expenses for corporate bonds are amortized using the straight-line method over the terms of the corporate bonds.

Formation costs and stock issuance costs of consolidated subsidiaries are charged to income as incurred.

(m) Reserve for Credit Losses

The reserve for loan losses of the Bank and the consolidated domestic trust and banking subsidiary has been established as detailed below based on the Bank's internal rules for establishing the reserve.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, a specific reserve is provided based on the amount of claims, after the charge-off stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt, a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

The Bank applies the "discounted cash flow method" (the "DCF method") in calculating the loan loss reserve amounts for most of the claims against obligors categorized as possibly bankrupt or substandard under the self-assessment guidelines. Under the DCF method, the loan loss reserve is determined as the difference between (a) relevant estimated cash flows discounted by the original contractual interest rate and (b) the book value of the claim. In cases where it is difficult to reasonably estimate future cash flows, the Bank sets aside as reserves the product of the estimated loss ratios on the claims and either (a) the balance of the claims, in the case of claims against substandard obligors, or (b) the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors.

For other claims, the Bank provides a general reserve based on historical loan loss experience.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been provided based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by business divisions and branches based on the internal rules for the self-assessment of asset quality. The Credit Assessment Division, which is independent from business divisions and branches, conducts audits of these assessments, and additional reserves may be provided based on the audit results.

The reserve for other credit losses primarily consists of reserves on amounts, included in accounts receivable, that the Bank believes the DIC is obligated to reimburse to it in accordance with certain indemnification clauses in the Share Purchase Agreement but which the DIC has not yet accepted, as well as a reserve taken on the Bank's contribution to an industry-wide fund set up to purchase and collect loans and certain litigation claims.

The consolidated subsidiaries other than the domestic trust and banking subsidiary calculate the general reserve for "normal" and "caution, including substandard" categories based on the specific actual historical loss ratio, and the specific reserve for the "possibly bankrupt," "virtually bankrupt" and "legally bankrupt" categories based on estimated losses, considering the recoverable value.

For collateralized or guaranteed claims of the Bank and a certain consolidated subsidiary to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totaled ¥28,106 million (U.S.$239,268 thousand) and ¥8,401 million as of March 31, 2006 and 2005, respectively.

(n) Accrued Bonuses for Employees and Directors

Accrued bonuses for employees and directors are provided in the amount of the estimated bonuses which are attributable to each fiscal year.

(o) Reserve for Retirement Benefits

The Bank, APLUS and Showa Leasing each have a non-contributory defined benefit pension plan and certain of the Bank's consolidated domestic subsidiaries have unfunded severance indemnity plans, which cover substantially all of the Group's employees. The reserve for retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation net of the estimated value of pension assets. Net actuarial gains and losses and prior service costs are amortized using the straight-line method over the average remaining service period mainly from the fiscal year of occurrence.

Effective April 1, 2000, the Bank adopted a new accounting standard for employees' retirement benefits and accounts for the liabilities for retirement benefits based on the projected benefit obligations net of plan assets at the balance sheet date. The transitional unrecognized net retirement benefit obligation for the Bank of ¥9,081 million is being amortized using the straight-line method over 15 years.

(p) Reserve for Loss on Disposition of Premises and Equipment

The reserve for loss on disposition of premises and equipment includes the estimated amount of loss reasonably calculable with respect to expenses for the relocation of branches and offices.

(q) Reserve under Special Law

The reserve under special law is provided for contingent liabilities from brokering of securities transactions in accordance with Article 51 of the Securities and Exchange Law of Japan.

(r) Accounting for Lease Transactions

Under Japanese accounting standards for leases, finance leases where the ownership of the property is deemed to transfer to the lessee are capitalized, while other finance leases can be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the consolidated financial statements. All leases entered into by the Bank and its consolidated domestic subsidiaries as lessee have been accounted for as operating leases.

Lease and rental income is recognized at the due date of each lease payment according to the lease contracts. Leased assets held by consolidated domestic subsidiaries as lessor are depreciated using the straight-line method over the leasing periods.

(s) Installment Sales Finance and Credit Guarantees

Fees from installment sales finance have principally been prorated by the respective number of installments, and the prorated amounts have been recognized as income either when they become due (the "sum-of-the-months digits method"), or by using the credit-balance method depending on the contract terms.

Fees from credit guarantees have been recognized either by the sum-of-the-months digits method, the straight-line method, or the credit-balance method depending on the contract terms.

(t) Income Taxes

Deferred income taxes relating to temporary differences between financial reporting and tax bases of assets and liabilities and tax loss carryforwards have been recognized. The asset and liability approach is used to recognize deferred income taxes.

The Bank files its corporate income tax return under the consolidated corporation tax system, which allows companies to base tax payments on the combined profits and losses of the Bank and its wholly owned domestic subsidiaries.

A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized.

(u) Appropriation of Retained Earnings

Cash dividends and transfers to legal reserve are recorded in the fiscal year that the relevant proposed appropriation of retained earnings is approved by the Board of Directors and noticed at the general meeting of shareholders.

After the June 2004 annual general meeting of shareholders, the Bank adopted a company with board committees model as stipulated in the Code. In this model, the appropriation of retained earnings is approved by the Board of Directors with notification to shareholders at the general meeting of shareholders, whereas it used to require approval of the shareholders as well as the Board of Directors.

(v) Derivatives and Hedge Accounting

Derivatives are stated at fair value. Derivative transactions that meet the hedge accounting criteria are primarily accounted for using a deferral method whereby unrealized gains and losses are deferred as assets or liabilities until the gains and losses on the hedged items are realized.

The gross amounts of deferred hedge losses and deferred hedge gains recorded as a result of the application of deferral hedge accounting were ¥15,654 million (U.S.$133,260 thousand) and ¥4,143 million (U.S.$35,273 thousand) as of March 31, 2006, respectively, and ¥2,486 million and ¥3,726 million as of March 31, 2005, respectively. The net amounts were included in either other assets or other liabilities.

(i) Hedge of interest rate risks

Derivative transactions that meet the hedge accounting criteria for mitigating interest risks of the Bank's financial assets and liabilities are accounted for using the deferral method. Prior to April 1, 2003, the Bank principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No. 24 issued by the Japanese Institute of Certified Public Accountants (the "JICPA"). Effective April 1, 2003, the Bank adopted portfolio hedging to determine the effectiveness of its hedging instruments in accordance with Report No. 24. Under portfolio hedging, a portfolio of hedged items with common maturities such as deposits or loans is designated and matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities. The effectiveness of the portfolio hedge is assessed by each group.

Deferred hedge losses and deferred hedge gains previously recorded on the consolidated balance sheets as a result of macro hedge accounting before implementation of portfolio hedging are being amortized as interest expense or income over the remaining lives of the hedging instruments. The unamortized balances of deferred hedge losses and deferred hedge gains attributable to macro hedge accounting were ¥72 million (U.S.$621 thousand)

and ¥0 *million* (U.S.$0 thousand) as of March 31, 2006, respectively, and ¥391 million and ¥261 million as of March 31, 2005, respectively. The net amounts were included in deferred losses on derivatives for hedging purposes in other assets.

The interest rate swaps of certain consolidated subsidiaries which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair value but the net payments or receipts under the swap agreements are recognized and included in interest expenses or income.

The consolidated domestic leasing subsidiaries partially apply deferral hedge accounting in accordance with Industry Audit Committee Report No. 19 of the JICPA.

(ii) Hedge of foreign exchange fluctuation risks

Fund swaps and certain currency swap transactions are accounted for using either deferral hedge accounting or fair value hedge accounting in accordance with Industry Audit Committee Report No. 25 of the JICPA.

Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts sold or bought. Such transactions are contracted for the purpose of lending or borrowing in a different currency and converting the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold.

Under the deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

The Bank also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets of net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

(iii) Inter-company and intra-company derivative transactions

Gains and losses on inter-company and intra-company derivative hedging transactions between the trading book and the banking book are not eliminated since offsetting transactions with third parties are appropriately entered into in conformity with the non-arbitrary and strict hedging policy in accordance with Industry Audit Committee Reports No. 24 and No. 25. As a result, in the banking book, realized gains and losses on such inter-company and intra-company transactions are reported in current earnings and valuation gains and losses which meet the hedge accounting criteria are deferred as assets or liabilities. On the other hand, in the trading book, realized gains and losses and valuation gains and losses on such inter-company and intra-company transactions are substantially offset with covering contracts entered into with third parties.

(w) Per Share Information

Basic net income per common share calculations represent net income available to common shareholders, divided by the weighted average number of outstanding shares of common stock during the respective fiscal year, retroactively adjusted for stock splits and reverse stock splits.

Diluted net income per common share calculations consider the dilutive effect of common stock equivalents, which include preferred shares and stock acquisition rights, assuming that all preferred shares were converted into common shares at the beginning of the fiscal year with an applicable adjustment for related dividends on preferred stock, and that stock acquisition rights were fully exercised at the time of issuance for those issued during the fiscal year and at the beginning of the fiscal year for those previously issued and outstanding at the beginning of the fiscal year.

Cash dividends per common share and per Class A and Class B preferred shares presented in the accompanying consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year, which are retroactively adjusted for stock splits and reverse stock splits.

(x) New Accounting Pronouncements

(i) Business combination and business separation

In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005 the Accounting Standards Board of Japan (the "ASBJ") issued Accounting Standard for Business Separations and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations." These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:

(a) the consideration for the business combination consists solely of common shares with voting rights,
(b) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and
(c) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

(ii) Stock options
On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholders' equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

(y) Reclassifications
Certain reclassifications have been made to the consolidated financial statements for the fiscal year ended March 31, 2005 to conform to the presentation for the fiscal year ended March 31, 2006.

3. Acquisitions

The acquisition of both APLUS and Showa Leasing was made in line with the Bank's business strategy to expand Consumer and Commercial Finance which is now the third pillar of Shinsei's businesses together with Institutional Banking and Retail Banking.

APLUS Co., Ltd.
On September 29, 2004, the Bank acquired a controlling interest in APLUS, a consumer credit company in Japan. The Bank acquired 129,653,631 shares, or approximately 67%, of APLUS's common stock, primarily through a third-party allotment of new shares, for ¥35.0 billion, and acquired all of APLUS's Class A, Class B and Class C preferred stock from UFJ Bank Limited for ¥30.0 billion.

Following the investment in APLUS, the Bank conducted a fair value review of APLUS's assets and liabilities, and also conducted a fair value review of its intangible assets for purposes of preparing the consolidated balance sheet as of September 30, 2004 (deemed acquisition date). The excess of the purchase price over the net asset fair value after recognized identified intangible assets and their associated deferred tax liability was accounted for as consolidation goodwill.

On February 28, 2005, APLUS issued 49,000,000 shares (¥98 billion) of Class D preferred stock and 71,500,000 shares (¥143 billion) of Class E preferred stock, of which 22,000,000 shares (¥44 billion) of Class D preferred stock and 500,000 shares (¥1 billion) of Class E preferred stock were allocated to third parties. Subsequently, 2,750,000 shares (¥5.5 billion) of Class D preferred stock and 1,000,000 shares (¥2 billion) of Class E preferred stock were sold to third parties. As a result, 24,750,000 shares (¥49.5 billion) of Class D preferred stock and 1,500,000 shares (¥3 billion) of Class E preferred stock were held by third parties as of March 31, 2005.

As the capital injection made in February 2005 was considered to be the second step in a step acquisition, the fair value of APLUS assets and liabilities, including intangible assets and goodwill, was updated and was as follows:

	Billions of yen
Cash and due from banks	¥ 168.8
Monetary assets held in trust	64.1
Securities	10.8
Loans	122.9
Other assets (including ¥178.7 billion of installment receivables and ¥70.9 billion of intangible assets)	330.3
Premises and equipment	14.7
Customers' liabilities for guarantees	1,200.7
Total assets acquired, excluding consolidation goodwill	1,912.4
Commercial paper	(11.0)
Borrowed money	(577.2)
Other liabilities	(241.2)
Deferred tax liabilities, net	(18.6)
Guarantees	(1,200.7)
Total liabilities assumed	(2,048.9)
Net asset fair value before capital injection	(136.4)
Capital injection	241.0
Net asset fair value after capital injection	104.5
Minority interest (Class D)	(49.5)
Minority interest (Class E)	(0.1)
Net asset fair value attributable to Shinsei	54.8
Purchase price	253.5
Consolidation goodwill	198.6
Consolidation goodwill amortization (Second half of fiscal 2004)	(4.9)
Consolidation goodwill outstanding as of March 31, 2005	¥ 193.6

Although approximately 33.0% of APLUS's common stock was held by minority shareholders at the completion of the acquisition, none of APLUS's income will be attributed to minority common shareholders until such time as the aggregate amount of APLUS's cumulative net income subsequent to September 30, 2004 (adjusted for fair value of net assets at acquisition), less dividends paid on preferred stock, and net asset fair value after capital injection exceeds the aggregate amount of the preferred stock of APLUS.

Showa Leasing Co., Ltd.

On March 23, 2005, the Bank acquired a controlling interest in Showa Leasing, one of the largest leasing companies in Japan. In connection with the acquisition, the Bank acquired 233,000,000 shares, or approximately 97%, of Showa Leasing's common stock, primarily through a third-party allotment of new shares and purchase of existing shares, for approximately ¥75.9 billion.

Following the investment in Showa Leasing, the Bank conducted a fair value review of Showa Leasing's assets and liabilities, and also conducted a fair value review of its intangible assets for purposes of preparing the consolidated balance sheet as of March 31, 2005 (deemed acquisition date). The excess of the purchase price over the net asset fair value after recognized identified intangible assets and their associated deferred tax liability was accounted for as consolidation goodwill.

The following table summarizes the fair value of the assets acquired and liabilities assumed as of March 31, 2005:

	Billions of yen
Cash and due from banks	¥ 1.9
Securities	11.5
Loans and bills discounted	0.7
Other assets (including ¥132.1 billion of installment receivables and ¥10.1 billion of intangible assets)	223.4
Premises and equipment	313.4
Total assets acquired, excluding consolidation goodwill	551.1
Consolidation goodwill	51.2
Total assets acquired	602.4
Commercial paper	(6.0)
Borrowed money	(458.8)
Other liabilities	(52.4)
Reserve for retirement benefit	(2.1)
Deferred tax liabilities	(6.1)
Total liabilities assumed	(525.5)
Minority interest	(0.9)
Net assets acquired (Total purchase price)	¥ 75.9

4. Cash and Cash Equivalents

The reconciliation of cash and cash equivalents at the end of the fiscal year and cash and due from banks in the consolidated balance sheets as of March 31, 2006 and 2005 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Cash and due from banks	**¥ 488,601**	¥ 277,593	**$ 4,159,375**
Interest-bearing deposits included in due from banks	**(147,887)**	(115,367)	**(1,258,941)**
Cash and cash equivalents at end of year	**¥ 340,713**	¥ 162,226	**$ 2,900,434**

5. Other Monetary Claims Purchased

(a) Other monetary claims purchased as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Trading purposes	¥177,314	¥189,908	$1,509,443
Other	96,623	130,471	822,535
Total	¥273,937	¥320,379	$2,331,978

(b) The fair value and the unrealized (loss) gain of other monetary claims purchased for trading purposes as of March 31, 2006 and 2005 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	2006		2005		2006	
	Fair value	Unrealized loss	Fair value	Unrealized gain	Fair value	Unrealized loss
Trading purposes	¥177,314	¥(5,028)	¥189,908	¥2,137	$1,509,443	$(42,803)

6. Trading Assets

Trading assets as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Trading securities	¥ 7,609	¥ 666	$ 64,780
Derivatives for trading securities	16,000	799	136,206
Securities held to hedge trading transactions	34,768	104,657	295,981
Derivatives for securities held to hedge trading transactions	1,726	0	14,702
Trading-related financial derivatives	133,475	62,378	1,136,251
Total	¥193,581	¥168,501	$1,647,920

7. Monetary Assets Held in Trust

(a) Monetary assets held in trust as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Trading purposes	¥277,434	¥218,258	$2,361,749
Other	178,732	153,965	1,521,519
Total	¥456,167	¥372,224	$3,883,268

(b) The fair value and the unrealized loss of monetary assets held in trust for trading purposes as of March 31, 2006 and 2005 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	2006		2005		2006	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	¥277,434	¥(5,730)	¥218,258	¥(6,016)	$2,361,749	$(48,781)

(c) The acquisition cost, which is the same as the book value, of other monetary assets held in trust for other than trading purposes as of March 31, 2006 and 2005 was ¥178,732 million (U.S.$1,521,519 thousand) and ¥153,965 million, respectively.

8. Securities

(a) Securities as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Trading securities	**¥ 162,665**	¥ 48,550	**$ 1,384,743**
Securities being held to maturity	**160,454**	525	**1,365,922**
Securities available-for-sale:			
Marketable securities, at fair value	**854,925**	1,182,543	**7,277,816**
Securities whose fair value is not readily determinable, at amortized cost	**280,939**	223,501	**2,391,581**
Investments in unconsolidated subsidiaries, at cost and affiliates using the equity method	**35,505**	23,097	**302,249**
Total	**¥1,494,489**	¥1,478,219	**$12,722,311**

The above balances do not include securities held in relation to securities borrowing transactions with or without cash collateral, securities purchased under resale agreements or securities accepted as collateral based on derivative transactions, where the Group has the right to sell or pledge such securities without restrictions. The balances of those securities as of March 31, 2006 and 2005 were ¥59,797 million (U.S.$509,042 thousand) and ¥13,749 million, respectively.

The classification of SHINKI's securities (stocks and convertible bonds), ¥21,145 million, was changed from "Securities available-for-sale" to "Investments in unconsolidated subsidiaries, at cost and affiliates using the equity method," subsequent to the exercise of bond conversion rights in the fiscal year ended March 31, 2005.

(b) The amortized cost and the fair value of marketable securities (other than trading securities) as of March 31, 2006 and 2005 were as follows:

	Millions of yen							
	2006				2005			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity:								
Japanese national government bonds	**¥160,454**	**¥ 0**	**¥2,505**	**¥157,949**	¥ 25	¥ 0	¥ —	¥ 26
Japanese corporate bonds	**—**	**—**	**—**	**—**	499	—	0	499
Total	**¥160,454**	**¥ 0**	**¥2,505**	**¥157,949**	¥ 525	¥ 0	¥ 0	¥ 525
Securities available-for-sale:								
Equity securities	**¥ 19,087**	**¥5,678**	**¥ 114**	**¥ 24,652**	¥ 16,910	¥1,788	¥ 3	¥ 18,695
Japanese national government bonds	**322,705**	**4**	**4,587**	**318,123**	586,890	859	50	587,790
Japanese local government bonds	**81,164**	**0**	**32**	**81,132**	134,619	1	71	134,548
Japanese corporate bonds	**275,164**	**62**	**140**	**275,085**	354,366	170	118	354,419
Other, mainly foreign debt securities	**153,281**	**3,390**	**715**	**155,931**	84,260	3,494	812	87,089
Total	**¥851,404**	**¥9,136**	**¥5,590**	**¥854,925**	¥1,177,047	¥6,314	¥1,056	¥1,182,543

	Thousands of U.S. dollars			
	2006			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity:				
Japanese national government bonds	$1,365,922	$ 1	$21,331	$1,344,592
Japanese corporate bonds	—	—	—	—
Total	$1,365,922	$ 1	$21,331	$1,344,592
Securities available-for-sale:				
Equity securities	$ 162,490	$48,343	$ 974	$ 209,859
Japanese national government bonds	2,747,135	38	39,049	2,708,124
Japanese local government bonds	690,942	0	276	690,666
Japanese corporate bonds	2,342,419	530	1,199	2,341,750
Other, mainly foreign debt securities	1,304,860	28,865	6,092	1,327,417
Total	$7,247,846	$77,776	$47,590	$7,277,816

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary. The amount written down is accounted for as impaired loss. Impaired loss of marketable securities available-for-sale for the fiscal years ended March 31, 2006 and 2005 was ¥10 million (U.S.$85 thousand) and ¥1,225 million, respectively.

Gross unrealized gains and losses as of March 31, 2006 and 2005, as presented above, do not include the valuation gains or losses related to certain securities with embedded derivatives, which are carried at ¥25 million (loss) (U.S.$216 thousand) and ¥238 million (gain), respectively, and for which the gains or losses have been recorded in other business income, net.

(c) Securities available-for-sale sold during the fiscal years ended March 31, 2006 and 2005 were as follows:

	Millions of yen					
	2006			2005		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale sold	¥688,993	¥8,054	¥2,403	¥634,605	¥5,796	¥3,656

	Thousands of U.S. dollars		
	2006		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale sold	$5,865,268	$68,569	$20,464

In addition to the above, profit and loss resulting from the cancellation of derivative instruments executed to hedge these investments were recorded in other business income, net for the fiscal year ended March 31, 2005.

(d) The amortized cost of securities available-for-sale whose fair value was not readily determinable as of March 31, 2006 and 2005 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Equity securities	¥ 5,969	¥ 6,214	$ 50,820
Japanese local government bonds	4	17,085	34
Japanese corporate bonds	212,439	174,881	1,808,457
Foreign securities	52,879	21,988	450,151
Other	9,646	3,331	82,119
Total	¥280,939	¥223,501	$2,391,581

(e) Redemption schedules for securities being held to maturity and available-for-sale as of March 31, 2006 and 2005 were as follows:

	Millions of yen							
	2006				2005			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:								
Japanese national government bonds	¥146,674	¥282,916	¥ 2,431	¥46,556	¥225,573	¥321,895	¥ 5,172	¥35,174
Japanese local government bonds	81,122	4	9	—	147,819	3,805	9	—
Japanese corporate bonds	319,974	167,512	36	—	257,503	270,360	1,938	—
Subtotal	547,772	450,434	2,477	46,556	630,896	596,060	7,120	35,174
Other	7,125	102,566	53,078	22,953	6,283	66,555	28,334	6,282
Total	¥554,897	¥553,000	¥55,555	¥69,509	¥637,179	¥662,616	¥35,455	¥41,456

	Thousands of U.S. dollars			
	2006			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:				
Japanese national government bonds	$1,248,612	$2,408,416	$ 20,696	$396,322
Japanese local government bonds	690,584	38	77	—
Japanese corporate bonds	2,723,886	1,426,006	315	—
Subtotal	4,663,082	3,834,460	21,088	396,322
Other	60,655	873,126	451,847	195,397
Total	$4,723,737	$4,707,586	$472,935	$591,719

9. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Loans on deeds	¥3,257,148	¥2,820,518	$27,727,491
Loans on bills	124,915	171,338	1,063,379
Bills discounted	401	30	3,421
Overdrafts	705,095	438,535	6,002,347
Total	¥4,087,561	¥3,430,421	$34,796,638

(a) Loans and bills discounted include loans to bankrupt obligors totaling ¥1,889 million (U.S.$16,084 thousand) and ¥2,622 million as of March 31, 2006 and 2005, respectively, as well as non-accrual delinquent loans totaling ¥36,347 million (U.S.$309,422 thousand) and ¥48,181 million as of March 31, 2006 and 2005, respectively.

Non-accrual delinquent loans include loans classified as "possibly bankrupt" and "virtually bankrupt" under the Bank's self-assessment guidelines.

In addition to non-accrual delinquent loans as defined, certain other loans classified as "substandard" under the Bank's self-assessment guidelines include loans past due for three months or more.

Loans past due for three months or more consist of loans for which the principal and/or interest is three months or more past due but exclude loans to bankrupt obligors and non-accrual delinquent loans. The balances of loans past due for three months or more as of March 31, 2006 and 2005 were ¥3,125 million (U.S.$26,605 thousand) and ¥5,599 million, respectively.

Restructured loans are loans where the Group relaxes lending conditions, such as by reducing the original interest rate, or by forbearing interest payments or principal repayments to support the borrower's reorganization, but exclude loans to bankrupt obligors, non-accrual delinquent loans or loans past due for three months or more. The outstanding balances of restructured loans as of

March 31, 2006 and 2005 were ¥42,832 million (U.S.$364,626 thousand) and ¥23,614 million, respectively.

(b) The total outstanding amounts deducted from the loan account for loan participations as of March 31, 2006 and 2005 were ¥124,475 million (U.S.$1,059,639 thousand) and ¥118,143 million, respectively. This "off-balance sheet" treatment was in accordance with a guideline issued by the JICPA.

(c) The amount of loans sold through senior certificates under a collateralized loan obligation (CLO) securitization totaled ¥252,812 million (U.S.$2,152,146 thousand) and ¥252,812 million as of March 31, 2006 and 2005, respectively, with the subordinated certificates retained by the Bank totaling ¥97,622 million (U.S.$831,038 thousand) and ¥98,091 million as of March 31, 2006 and 2005, respectively, recorded as loans.

A reserve for credit losses was established based on the aggregate amount of the senior and subordinated certificate portions described above, taking into consideration all credit risks to be absorbed by the subordinated certificates.

(d) Bills discounted, such as bank acceptances bought, commercial bills discounted, documentary bills and foreign exchange contracts bought, are accounted for as financing transactions in accordance with the Industry Audit Committee Report No. 24 of the JICPA, although the Bank has the right to sell or pledge them without restrictions. The face values of such bills discounted held as of March 31, 2006 and 2005 were ¥401 million (U.S.$3,421 thousand) and ¥38 million, respectively.

10. Other Assets

Other assets as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Accrued income	**¥ 33,565**	¥ 40,850	**$ 285,738**
Prepaid expenses	**5,519**	5,365	**46,988**
Fair value of derivatives	**49,055**	23,846	**417,602**
Deferred losses on derivatives for hedging purposes	**11,510**	—	**97,987**
Financial stabilization fund contribution	**70,239**	70,239	**597,931**
Accounts receivable	**75,828**	62,524	**645,510**
Installment receivables	**472,901**	377,300	**4,025,725**
Intangible assets	**68,181**	77,229	**580,420**
Intangible leased assets	**43,694**	43,507	**371,965**
Other	**143,901**	149,576	**1,225,008**
Total	**¥974,398**	¥850,440	**$8,294,874**

Conventionally, although the investment share of investment limited liability association was included in "Other" in "Other assets," from the fiscal year ended March 31, 2005, it is included in "Securities" in relation with the investment share having been defined as securities by "The Law which Revises the Parts of the Securities Exchange Act etc." (June 9, 2004, Law No. 97). This amount was ¥16,426 million as of March 31, 2005.

Installment receivables in other assets as of March 31, 2006 and 2005 include credits to bankrupt obligors totaling ¥1,301 million (U.S.$11,083 thousand) and ¥1,442 million, non-accrual delinquent credits totaling ¥3,631 million (U.S.$30,914 thousand) and ¥4,256 million, credits past due for three months or more of ¥1,337 million (U.S.$11,384 thousand) and ¥1,041 million, and restructured credits of ¥16,265 million (U.S.$138,465 thousand) and ¥18,270 million, respectively.

11. Premises and Equipment

Premises and equipment as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Land	¥ 43,927	¥ 43,619	$ 373,947
Buildings	50,512	48,145	430,003
Equipment	15,626	15,751	133,023
Security deposits	14,663	16,634	124,824
Tangible leased assets	425,336	309,217	3,620,813
Other	304	966	2,593
Subtotal	550,370	434,335	4,685,203
Accumulated depreciation	(134,847)	(15,397)	(1,147,934)
Net book value	¥ 415,522	¥418,938	$ 3,537,269

12. Reserve for Credit Losses

Reserve for credit losses as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Reserve for loan losses:			
General reserve	¥ 89,043	¥ 65,410	$ 758,009
Specific reserve	22,574	51,807	192,171
Reserve for loans to restructuring countries	5	5	48
Subtotal	111,623	117,223	950,228
Specific reserve for other credit losses	33,245	32,576	283,012
Total	¥144,868	¥149,799	$1,233,240

13. Deposits, Including Negotiable Certificates of Deposit

Deposits, including negotiable certificates of deposit, as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Current	¥ 47,771	¥ 42,013	$ 406,672
Ordinary	1,197,965	884,322	10,198,053
Notice	23,128	17,016	196,886
Time	2,336,231	1,785,817	19,887,896
Negotiable certificates of deposit	157,373	372,607	1,339,690
Other	309,288	351,036	2,632,919
Total	¥4,071,758	¥3,452,813	$34,662,116

14. Debentures

Debentures as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Coupon debentures	**¥1,018,909**	¥1,214,372	**$8,673,781**
Discount debentures	**—**	28,260	**—**
Total	**¥1,018,909**	¥1,242,632	**$8,673,781**

Annual maturities of debentures as of March 31, 2006 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥ 384,741	$3,275,234
2008	139,868	1,190,674
2009	168,220	1,432,028
2010	144,426	1,229,472
2011 and thereafter	181,652	1,546,373
Total	¥1,018,909	$8,673,781

15. Trading Liabilities

Trading liabilities as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Derivatives for trading securities	**¥ 23,682**	¥ 2,091	**$ 201,606**
Derivatives for securities held to hedge trading transactions	**494**	12	**4,208**
Trading-related financial derivatives	**124,525**	66,463	**1,060,066**
Other	**1,287**	534	**10,963**
Total	**¥149,990**	¥69,101	**$1,276,843**

16. Borrowed Money

Borrowed money as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Subordinated debt	**¥ 144,000**	¥ 175,000	**$ 1,225,845**
Borrowings from financial institutions	**1,061,765**	985,265	**9,038,609**
Total	**¥1,205,765**	¥1,160,265	**$10,264,454**

The weighted average interest rate applicable to the balance of total borrowed money as of March 31, 2006 was 0.86%.

Annual maturities of borrowed money as of March 31, 2006 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥ 509,524	$ 4,337,490
2008	141,349	1,203,283
2009	153,286	1,304,902
2010	63,133	537,447
2011 and thereafter	338,470	2,881,332
Total	¥1,205,765	$10,264,454

17. Foreign Exchanges

The assets and liabilities related to foreign currency trade financing activities of the Bank as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Foreign exchange assets:			
Foreign bills bought	**¥ —**	¥ 8	**$ —**
Foreign bills receivable	**1,280**	1,674	**10,897**
Due from foreign banks	**10,860**	6,868	**92,452**
Total	**¥12,140**	¥8,550	**$103,349**
Foreign exchange liabilities:			
Foreign bills payable	**¥ 37**	¥ 18	**$ 321**
Due to foreign banks	**1**	1	**16**
Total	**¥ 39**	¥ 20	**$ 337**

18. Corporate Bonds

Corporate bonds as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Corporate bonds	**¥ 35,708**	¥15,509	**$ 303,984**
Subordinated bonds	**262,293**	72,834	**2,232,855**
Total	**¥298,002**	¥88,344	**$2,536,839**

In February 2006, the Bank issued €1.0 billion of step-up callable subordinated notes. The subordinated notes bear interest at a fixed rate of 3.75% for five years.

Annual maturities of corporate bonds as of March 31, 2006 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥ 1,680	$ 14,302
2008	2,048	17,438
2009	11,204	95,383
2010	4,387	37,347
2011 and thereafter	278,682	2,372,369
Total	¥298,002	$2,536,839

19. Other Liabilities

Other liabilities as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Accrued expenses	**¥ 47,436**	¥ 46,326	**$ 403,821**
Unearned income	**2,031**	1,959	**17,295**
Income taxes payable	**4,238**	2,541	**36,085**
Fair value of derivatives	**51,991**	16,977	**442,592**
Deferred gains on derivatives for hedging purposes	**—**	1,240	**—**
Matured debentures, including interest	**36,174**	41,223	**307,947**
Due to trust account	**40,448**	39,511	**344,327**
Accounts payable	**99,434**	62,655	**846,469**
Deferred gains on installment receivables	**48,713**	56,171	**414,688**
Deposits payable	**106,011**	93,417	**902,459**
Other	**99,272**	50,738	**845,087**
Total	**¥535,753**	¥412,763	**$4,560,770**

20. Reserve for Retirement Benefits

The following table presents the funded status of the plans as of March 31, 2006 and 2005:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Projected benefit obligation	**¥(69,904)**	¥(68,122)	**$(595,082)**
Fair value of plan assets	**71,339**	61,539	**607,303**
Funded status (projected benefit obligation in excess of plan assets)	**1,435**	(6,582)	**12,221**
Unrecognized pension assets	**—**	(160)	**—**
Unrecognized prior service cost	**(4,867)**	(5,138)	**(41,437)**
Unrecognized net actuarial losses	**1,251**	8,667	**10,651**
Unrecognized obligation at transition	**5,470**	6,054	**46,567**
Net amount accrued on the balance sheets	**3,289**	2,839	**28,002**
Prepaid pension cost	**6,599**	6,216	**56,178**
Reserve for retirement benefits	**¥ (3,309)**	¥ (3,376)	**$ (28,176)**

The following table provides the components of net periodic retirement benefit cost for the fiscal years ended March 31, 2006 and 2005:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Service cost	**¥ 3,149**	¥3,077	**$ 26,812**
Interest cost	**1,347**	1,395	**11,468**
Expected return on plan assets	**(1,265)**	(1,327)	**(10,769)**
Amortization of prior service cost	**(382)**	(340)	**(3,259)**
Amortization of net actuarial losses	**521**	934	**4,436**
Amortization of unrecognized obligation at transition	**610**	605	**5,200**
Other (extraordinary severance benefit expensed, etc.)	**364**	3,307	**3,099**
Net periodic retirement benefit cost	**¥ 4,344**	¥7,650	**$ 36,987**

Assumptions used in calculation of the above information were as follows:

	2006	2005
Discount rate	**1.50–2.20%**	2.00–2.20%
Expected rate of return on plan assets	**1.50–3.50%**	2.20–3.50%
Method of attributing the projected benefits to periods of service	**Straight-line basis**	Straight-line basis
Period of amortization of prior service cost	**5.00–14.74 years**	9.49–14.74 years
Period of amortization of net actuarial losses	**5.00–14.74 years**	9.49–14.74 years
Period of amortization of unrecognized obligation at transition	**15 years**	15 years

The table includes benefit obligations of consolidated subsidiaries that calculate their obligations based on the full amount due to eligible employees as of the fiscal year-end.

21. Acceptances and Guarantees

Acceptances and guarantees as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Guarantees	¥813,480	¥1,058,159	$6,925,002
Letters of credit	0	2	7
Total	¥813,480	¥1,058,161	$6,925,009

22. Assets Pledged as Collateral

Assets pledged as collateral and debts collateralized as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Assets:			
Cash and due from banks	¥ 70	¥ 103	$ 596
Securities	284,378	376,310	2,420,857
Loans and bills discounted	—	280	—
Other assets	—	82,077	—
Premises and equipment	—	321	—
Debts:			
Deposits, including negotiable certificates of deposit	¥ 2,500	¥ 11,059	$ 21,288
Borrowed money	602	128,764	5,125
Other liabilities	910	921	7,751

A total of ¥455 million (U.S.$3,876 thousand) and ¥38,669 million of unearned lease claims are pledged as collateral for the above-mentioned borrowed money as of March 31, 2006 and 2005, respectively.

In addition, ¥173,124 million (U.S.$1,473,780 thousand) of securities as of March 31, 2006 and ¥128,356 million of securities as of March 31, 2005, were pledged as collateral for transactions, including exchange settlements, swap transactions and replacement of margin for future trading.

Also, ¥15,322 million (U.S.$130,441 thousand) and ¥4,540 million of margin deposits for futures transactions outstanding were included in other assets as of March 31, 2006 and 2005, respectively.

23. Preferred Securities Issued by Subsidiaries Outside Japan

In February 2006, Shinsei Finance (Cayman) Limited, the Bank's wholly owned subsidiary, issued U.S.$775 million of step-up non-cumulative perpetual preferred securities. Dividends on the securities are payable on a non-cumulative basis annually in arrears at a rate of 6.418% until July 2016. After July 2016, dividends on the securities will be calculated at a floating rate of LIBOR plus 2.22%. On July 20, 2016 or any dividend payment date thereafter, Shinsei Finance (Cayman) Limited may redeem the securities at a price equal to the liquidation preference together with any dividends otherwise payable.

In March 2006, Shinsei Finance II (Cayman) Limited, the Bank's wholly owned subsidiary, issued U.S.$700 million of non-cumulative perpetual preferred securities. Dividends on the securities are payable on a non-cumulative basis annually in arrears at a rate of 7.160% until July 2016. After July 2016, dividends on the securities will be calculated at a floating rate of LIBOR plus 1.87%. On July 25, 2016 and on each dividend payment date falling at ten year intervals thereafter, Shinsei Finance II (Cayman) Limited may redeem the securities at a price equal to the liquidation preference together with any dividends otherwise payable.

These preferred securities are accounted for as minority interests in the consolidated financial statements of the Bank.

24. Shareholders' Equity

The authorized number of shares of capital stock (common stock and preferred stock) as of March 31, 2006 was as follows:
(a) 2,500,000 thousand common shares.
(b) 674,528 thousand preferred shares, non-voting and ranking prior to common shares with respect to payment of dividends and distribution on liquidation or winding-up of the Bank. The dividend rate and redemption and conversion rights, if any, are to be determined by the Board of Directors of the Bank prior to issuance.

The following table shows changes in the capital stock, capital surplus and treasury stock accounts for the fiscal years ended March 31, 2005 and 2006:

	Millions of yen							
	Common stock		Preferred stock Class A		Preferred stock Class B		Capital surplus	Treasury stock
	Outstanding number of shares (thousands)	Stated value	Shares (thousands)	Stated value	Shares (thousands)	Stated value	Stated value	Cost
Fiscal year ended March 31, 2005:								
Beginning of year	1,358,536	¥180,853	74,528	¥48,443	600,000	¥222,000	¥18,558	¥ (1)
Increase in treasury stock	(12)							(8)
End of year	1,358,523	¥180,853	74,528	¥48,443	600,000	¥222,000	¥18,558	¥ (9)
Fiscal year ended March 31, 2006:								
Beginning of year	**1,358,523**	**¥180,853**	**74,528**	**¥48,443**	**600,000**	**¥222,000**	**¥18,558**	**¥ (9)**
Increase in treasury stock	**(2)**							**(3)**
End of year	**1,358,520**	**¥180,853**	**74,528**	**¥48,443**	**600,000**	**¥222,000**	**¥18,558**	**¥(12)**
Thousands of U.S. dollars		**$1,539,574**		**$412,388**		**$1,889,844**	**$157,984**	**$(106)**

Through May 1, 2006, Japanese banks are subject to the Code and the Banking Law.

The Code requires that all shares be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as stated capital and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Banking Law provides that an amount of 20% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 100% of stated capital. The amount of total legal reserve and additional paid-in capital that exceeds 100% of stated capital may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of stated capital, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code and the Banking Law was ¥290,464 million (U.S.$2,472,669 thousand) as of March 31, 2006, based on the amount recorded in the Bank's general books of account. The Bank's legal reserve amount totaled ¥7,777 million (U.S.$66,195 thousand) as of March 31, 2006.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. The Bank is a company with board committees as stipulated in the Code. For companies with board committees, such dividends can be approved by the Board of Directors subsequent to the end of the fiscal year. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code and the Banking Law.

Holders of Class A preferred shares issued on March 31, 1998 are entitled to priority over holders of common stock as to the payment of dividends and as to distributions on liquidation of the Bank. Holders of Class A preferred shares are to receive non-cumulative dividends of ¥13 and a distribution of ¥1,300 per preferred share upon liquidation.

Class A preferred shares are convertible up to and including March 31, 2008, at the option of the shareholders, into fully paid shares of common stock of the Bank at a conversion price of ¥360.

Unless previously converted at the option of Class A preferred shareholders, all outstanding Class A preferred shares will be mandatorily converted for fully paid shares of common stock on April 1, 2008, at the number of common shares calculated by dividing ¥1,300 by the average market price per share during a specified period preceding April 1, 2008, with a maximum cap of two common shares per one Class A preferred share.

Holders of Class B preferred shares issued on April 1, 2000 are entitled to priority over holders of common stock and an equal ranking with holders of Class A preferred shares as to the payment of dividends and as to distributions on liquidation of the Bank. Holders of Class B preferred shares are to receive non-cumulative dividends of ¥4.84 and a distribution of ¥400 per preferred share upon liquidation.

Class B preferred shares are convertible on or after August 1, 2005, and up to and including July 31, 2007, at the option of shareholders, into fully paid shares of common stock of the Bank. Effective August 1, 2005, the initial conversion price of Class B preferred shares was determined at ¥599.90 based on the conversion condition. The initial conversion price may be adjusted on August 1, 2006, at the average market price per share during a specified period preceding August 1, 2006. At no time, however, shall the conversion price be less than ¥599.90 or more than ¥799.90.

Unless previously converted at the option of Class B preferred shareholders, all outstanding Class B preferred shares will be mandatorily converted for fully paid shares of common stock on August 1, 2007, at the number of common shares calculated by dividing ¥400 by the average market price per share during a specified period preceding August 1, 2007, as applicable, or "net asset value", as defined, per common share if the shares are not publicly traded. The maximum number of share of common stock to one share of preferred stock at the time of simultaneous conversion to common stock is 2/3 shares, and the minimum is 1/2 share.

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

(i) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation. The Board of Directors of companies with board committees (an appointment committee, compensation committee and audit committee) can also do so because such companies with board committees already, by nature, meet the above criteria under the Corporate Law, even though such companies have an audit committee instead of the Board of Corporate Auditors.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock.

(ii) Increases/decreases and transfer of stated capital, reserve and surplus

The Corporate Law and the revised Banking Law which was revised on November 2, 2005 and effective on May 1, 2006 require that an amount of 20% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 100% of stated capital.

Under the Code and the revised Banking Law, the aggregate amount of additional paid-in capital and legal reserve that exceeds 100% of the stated capital may be made available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that stated capital, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(iii) Treasury stock and treasury stock acquisition rights
The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, the ASBJ published a new accounting standard for presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, minority interest and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

25. Stock Acquisition Rights and Acquisition of Treasury Stock

(a) Stock acquisition rights

The Bank issues stock acquisition rights as a stock option plan to directors, statutory executive officers and employees of the Bank and its subsidiaries as well as its senior advisors.

Stock acquisition rights provide eligible individuals (the "holders") with the right to purchase common stock of the Bank without any consideration at an exchange rate of one thousand common shares to one stock acquisition right. The amount of money to be paid upon exercising stock acquisition rights is the amount calculated by multiplying the payment amount per share (the "exercise price") and the number of common shares that can be purchased through the exercise of one stock acquisition right. Conditions are stipulated in the "Agreement on the Grant of Stock Acquisition Rights" entered into between the Bank and the holders to whom stock acquisition rights were allotted based on the resolution of the annual general meeting of shareholders and the meetings of the Board of Directors which resolves the issuance of stock acquisition rights afterwards.

Total number of stock acquisition rights outstanding as of March 31, 2006 and 2005 was 19,794 and 9,641, respectively. Stock acquisition rights were issued to the holders during the fiscal years ended March 31, 2006 and 2005 as shown in the following schedule:

Date of issuance	Total number of stock acquisition rights issued	Total number of the holders	Exercise period	Exercise price
July 1, 2004	9,455	2,196	July 1, 2006–June 23, 2014	¥684
October 1, 2004	161	3	July 1, 2006–June 23, 2014	¥646
December 10, 2004	25	1	July 1, 2006–June 23, 2014	¥697
June 1, 2005	250	1	July 1, 2006–June 23, 2014	¥551
June 27, 2005	4,922	462	July 1, 2007–June 23, 2015	¥601
June 27, 2005	2,856	40	July 1, 2005–June 23, 2015	¥601
June 27, 2005	1,287	135	July 1, 2007–June 23, 2015	¥601
June 27, 2005	561	35	July 1, 2005–June 23, 2015	¥601
September 28, 2005	157	2	July 1, 2007–June 23, 2015	¥697
September 28, 2005	53	2	July 1, 2007–June 23, 2015	¥697
March 1, 2006	50	2	July 1, 2007–June 23, 2015	¥774
March 1, 2006	17	2	July 1, 2007–June 23, 2015	¥774

On May 25, 2006, the Bank issued a total of 10,139 stock acquisition rights with an exercise price of ¥825, whose exercise period is from June 1, 2006 to June 23, 2015.

At the Board of Directors meeting held on May 23, 2006, the Bank resolved to submit a proposal at the annual general meeting of shareholders to be held on June 27, 2006, for the issuance of up to a total of 12,000 stock acquisition rights. The exercise period for the stock acquisition rights is to be from the allocation date to June 23, 2017.

(b) Acquisitions of treasury stock
At the Board of Directors meeting held on May 23, 2006, the Bank approved a proposal to be submitted at the annual general meeting of shareholders to be held on June 27, 2006, authorizing the Bank to acquire up to 30 million of its common shares at an aggregate acquisition price of up to ¥30 billion as treasury stock in order to execute the stock option plan. The acquisitions can be made within one year from the closing of the annual general meeting of shareholders on June 27, 2006.

26. Net Trading Income

Net trading income for the fiscal years ended March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Income from trading securities	**¥ 7,796**	¥ 1,870	**$ 66,368**
Income from securities held to hedge trading transactions	**2,236**	2,197	**19,039**
Income from trading-related financial derivatives	**17,632**	19,845	**150,105**
Other, net	**(152)**	77	**(1,298)**
Total	**¥27,513**	¥23,992	**$234,214**

27. Other Business Income, Net

"Other, net" in other business income, net, for the fiscal years ended March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Income (losses) from derivatives for banking purposes, net	**¥ 957**	¥ (582)	**$ 8,147**
Equity in net income of affiliates	**4,114**	1,762	**35,025**
Gain on lease cancellation and other lease income, net	**2,309**	—	**19,661**
Other, net	**7,159**	4,395	**60,949**
Total	**¥14,540**	¥5,575	**$123,782**

28. Net Credit Costs (Recoveries)

Net credit costs (recoveries) for the fiscal years ended March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Losses on write-off of loans	**¥ 1,174**	¥ 3,532	**$ 9,999**
Losses on sale of loans	**372**	—	**3,175**
Net provision (reversal) of reserve for loan losses:			
Net provision (reversal) of general reserve for loan losses	**30,000**	(2,780)	**255,391**
Net reversal of specific reserve for loan losses	**(5,146)**	(1,215)	**(43,809)**
Net reversal of reserve for loan losses to restructuring countries	**(0)**	(0)	**(0)**
Subtotal	**24,854**	(3,995)	**211,582**
Net provision (reversal) of specific reserve for other credit losses	**1,107**	(234)	**9,429**
Reversal of reserve for losses on sale of bonds	**—**	(291)	**—**
Other credit costs relating to leasing business	**2,680**	—	**22,822**
Total	**¥30,190**	¥ (989)	**$257,007**

29. Other Losses, Net

Other losses, net, for the fiscal years ended March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Net loss on disposal of premises and equipment	¥ (203)	¥ (517)	$ (1,730)
Pension-related costs	(878)	(3,253)	(7,483)
Gain on prescription of debentures	197	334	1,679
Recoveries of written-off claims	989	779	8,425
Provision for loss on disposition of premises and equipment	—	(153)	—
Gain on sales of subsidiary's stock	2,570	—	21,880
Issuance costs of preferred securities	(2,139)	—	(18,212)
Other, net	(3,996)	(4,247)	(34,020)
Total	¥(3,460)	¥(7,057)	$(29,461)

30. Lease Transactions

(a) Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee as of March 31, 2006 and 2005 consisted of the following:

As Lessee

The assumed amounts of acquisition cost, accumulated depreciation and net balance of leased assets as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
Leased assets	2006	2005	2006
Acquisition cost:			
Equipment	¥2,983	¥2,799	$25,395
Other	267	248	2,277
Total	¥3,250	¥3,048	$27,672
Accumulated depreciation:			
Equipment	¥1,029	¥ 285	$ 8,767
Other	141	126	1,203
Total	¥1,171	¥ 411	$ 9,970
Net balance:			
Equipment	¥1,953	¥2,513	$16,629
Other	126	122	1,074
Total	¥2,079	¥2,636	$17,703

Lease obligations as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Obligations:			
Due within one year	¥ 796	¥ 759	$ 6,778
Due after one year	1,365	1,957	11,623
Total	¥2,161	¥2,717	$18,401

For the fiscal years ended March 31, 2006 and 2005, total lease payments were ¥835 million (U.S.$7,113 thousand) and ¥444 million, assumed depreciation expenses were ¥768 million (U.S.$6,541 thousand) and ¥410 million, and assumed interest expenses were ¥77 million (U.S.$657 thousand) and ¥45 million, respectively.

Assumed depreciation expense is calculated using the straight-line method over the useful life of the respective leased assets with zero residual value. The difference between total lease payments and the assumed acquisition cost of leased assets is charged to assumed interest expense, and is allocated to each fiscal year using the interest method.

As Lessor

Acquisition cost, accumulated depreciation and net balance of leased assets as of March 31, 2006 and 2005 were as follows:

Leased assets	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Acquisition cost:			
Equipment	**¥383,009**	¥283,416	**$3,260,486**
Other	**67,011**	50,318	**570,456**
Total	**¥450,020**	¥333,735	**$3,830,942**
Accumulated depreciation:			
Equipment	**¥102,461**	¥ 898	**$ 872,232**
Other	**16,685**	116	**142,045**
Total	**¥119,147**	¥ 1,014	**$1,014,277**
Net balance:			
Equipment	**¥280,548**	¥282,518	**$2,388,253**
Other	**50,325**	50,202	**428,412**
Total	**¥330,873**	¥332,720	**$2,816,665**

Future lease payment receivables as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Future lease payment receivables:			
Due within one year	**¥113,478**	¥120,555	**$ 966,025**
Due after one year	**226,059**	226,576	**1,924,403**
Total	**¥339,538**	¥347,131	**$2,890,428**

For the fiscal years ended March 31, 2006 and 2005, total lease revenues were ¥144,213 million (U.S.$1,227,661 thousand) and ¥1,256 million, depreciation expenses were ¥120,067 million (U.S.$1,022,113 thousand) and ¥1,017 million, and assumed interest income was ¥14,832 million (U.S.$126,263 thousand) and ¥193 million, respectively.

Depreciation expense is calculated using the straight-line method over the leasing period. The differences between total lease revenues and acquisition cost of leased assets were charged to assumed interest income, and were allocated to each period using the interest method.

(b) Non-cancelable operating leases obligations as lessee and future lease payment receivables as lessor as of March 31, 2006 and 2005 consisted of the following:

As Lessee

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Obligations:			
Due within one year	**¥1,374**	¥1,367	**$11,703**
Due after one year	**4,934**	5,728	**42,003**
Total	**¥6,308**	¥7,096	**$53,706**

As Lessor

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Future lease payment receivables:			
Due within one year	**¥ 7,814**	¥163	**$ 66,523**
Due after one year	**7,437**	765	**63,316**
Total	**¥15,252**	¥928	**$129,839**

31. Segment Information

(a) Business Segment Information
The Group is engaged in banking and other related activities such as trust, securities and other businesses. Business segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

(b) Geographic Segment Information
Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income and total assets, geographic segment information is not presented.

(c) Foreign Operating Income
Foreign operating income comprises of income from transactions at overseas branches and consolidated overseas subsidiaries. The composition of this volume of transactions for the Group did not reach 10% of its operating income, therefore foreign operating income information is not presented.

32. Income Taxes

The Group is subject to a number of taxes based on income, such as corporation tax, inhabitant tax and enterprise tax, which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.7% for each of the fiscal years ended March 31, 2006 and 2005.

A reconciliation of the actual effective tax rate with the normal effective statutory tax rate for the fiscal years ended March 31, 2006 and 2005 was as follows:

	2006	2005
Normal effective statutory tax rate	**40.7 %**	40.7 %
Increase (decrease) in taxes resulting from:		
Permanently tax-exempt income	**(20.3)**	(1.6)
Amortization of consolidation goodwill	**11.2**	3.0
Minority interests in net income of subsidiaries	**(2.2)**	—
Other non-deductible expenses	**0.9**	1.0
Change in valuation allowance	**(105.3)**	(46.2)
Expiration of tax loss carryforwards	**69.7**	—
Other	**(5.1)**	0.0
Actual effective tax rate	**(10.4)%**	(3.1)%

The tax effects of significant temporary differences and tax loss carryforwards, which resulted in deferred tax assets and liabilities, as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Deferred tax assets:			
Tax loss carryforwards	**¥ 173,435**	¥ 250,481	**$ 1,476,426**
Reserve for credit losses	**99,277**	104,118	**845,132**
Securities	**20,618**	7,575	**175,521**
Losses on impairment of premises and equipment	**13,547**	14,015	**115,327**
Reserve for retirement benefits	**8,888**	9,491	**75,665**
Deferred income on installment receivables	**7,212**	14,358	**61,395**
Accrued employees' bonuses	**5,950**	4,018	**50,656**
Deferred gains on installment receivables	**3,750**	3,920	**31,923**
Other	**23,394**	15,959	**199,155**
Subtotal	**356,075**	423,939	**3,031,200**
Valuation allowance	**(310,214)**	(382,631)	**(2,640,796)**
Total deferred tax assets	**45,860**	41,308	**390,404**
Offset with deferred tax liabilities	**(15,838)**	(16,684)	**(134,830)**
Net deferred tax assets	**¥ 30,022**	¥ 24,623	**$ 255,574**

Deferred tax liabilities:			
Temporary differences due to application of overall fair value adjustments (mainly related to identified intangible assets)	**¥ 28,084**	¥ 33,344	**$ 239,081**
Net unrealized gain on securities available-for-sale	**1,472**	2,128	**12,536**
Other	**—**	1,474	**—**
Total deferred tax liabilities	**29,557**	36,947	**251,617**
Offset with deferred tax assets	**(15,838)**	(16,684)	**(134,830)**
Net deferred tax liabilities	**¥ 13,718**	¥ 20,262	**$ 116,787**

The Bank had ¥217,628 million (U.S.$1,852,631 thousand) of tax loss carryforwards related to corporation tax as of March 31, 2006. The schedule of tax loss carryforwards and their expiration dates is as follows:

	Amount		
Fiscal year ended March 31	Millions of yen	Thousands of U.S. dollars	Date of expiry
2002	¥ 63,096	$ 537,125	March 31, 2009
2003	154,532	1,315,506	March 31, 2010
Total	¥217,628	$1,852,631	

In addition, other important tax loss carryforwards of major subsidiaries are as follows:

Subsidiary	Fiscal period ended	Millions of yen	Date of expiry
APLUS Co., Ltd.	March 31, 2005	¥157,722	March 31, 2012
	September 30, 2005	2,988	March 31, 2013
	March 31, 2006	4,674	March 31, 2013
	Total	¥165,385	
Showa Leasing Co., Ltd.	March 31, 2005	¥ 32,230	March 31, 2012
	Total	¥ 32,230	

The Bank cannot add the tax loss carryforwards of APLUS and Showa Leasing to its own tax loss carryforwards because, as less than wholly owned subsidiaries, they are not included in the Bank's consolidated corporation tax system.

33. Off-Balance Sheet Lending-Related Financial Instruments

The Bank and certain of its consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdrafts to meet the financing needs of their customers. The unfunded amounts of these commitments were ¥4,092,758 million (U.S.$34,840,886 thousand) and ¥3,277,644 million as of March 31, 2006 and 2005, out of which the amounts with original agreement terms of less than one year or which were cancelable were ¥3,922,148 million (U.S.$33,388,513 thousand) and ¥3,095,283 million as of March 31, 2006 and 2005, respectively. Since a large majority of these commitments expire without being drawn upon, the unfunded amounts do not necessarily represent future cash requirements. Many of such agreements include conditions granting the Bank and consolidated subsidiaries the right to reject the drawdown or to reduce the amount on the basis of changes in the financial circumstances of the borrower or other reasonable grounds.

In addition, the Bank obtains collateral when necessary to reduce credit risk related to these commitments.

34. Related Party Transactions

Related party transactions for the fiscal years ended March 31, 2006 and 2005 were as follows:

			Amounts of the transactions			Balance at end of year		
			Millions of yen		Thousands of U.S. dollars	Millions of yen		Thousands of U.S. dollars
Related party	Category	Description of the transactions	2006	2005	2006	2006	2005	2006
New NIB Partners LP(*1)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Equity investment(*5)	¥25,002	¥—	$212,839	—	—	—
Hillcot Holdings Ltd.(*2)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Capital increase	5,105	—	43,463	—	—	—
JCF Services & Co., LLC(*3)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Expense for advisory service on M&A(*6) Income from sublease of office rent, including office space, office equipment and sharing of administrative expenses(*7)	—	59	—	—	—	—
Hillcot Re Ltd.(*4)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Guarantee(*8)	—	—	—	¥410	—	$3,492

Notes: (*1) J.C. Flowers & Co., LLC of which a director of the Bank, J. Christopher Flowers, serves as chairman, acts as a general partner of the limited partnership.
(*2) A director of the Bank, J. Christopher Flowers, indirectly holds a majority of the voting interests of the company. Also, the company is the affiliate of the Bank accounted for by the equity method.
(*3) A director of the Bank, J. Christopher Flowers, holds a majority of the voting interests and serves concurrently as a managing member of the company.
(*4) The company is a wholly owned subsidiary of Hillcot Holdings Ltd.
(*5) The investment was made through SHINSEI NIB (CAYMAN) LIMITED, which is a wholly owned subsidiary of the Bank.
(*6) The terms and conditions for the advisory service were decided based on the negotiation with the party referring to the terms and conditions generally used in the public.
(*7) The contract was terminated in July 2004.
(*8) Even after the acquisition by Hillcot Holdings Ltd., the seller continues to guarantee Hillcot Re Ltd. against contingent liability arising from reinsurance agreements which Hillcot Re assumed, and the Bank guarantees the seller against the contingent payment to be made by Hillcot Re Ltd. This is part of the agreement reached at the acquisition and a guarantee fee is not specified. The remaining period of the guarantee is 4 years.

35. Derivative Financial Instruments

Purposes

The Bank uses derivative financial instruments primarily to hedge risk for customers, to maximize the profit of its own trading account and to manage the potential risks in its own portfolios of assets and liabilities as a part of asset liability management.

Risk Exposure

Derivative transactions may be subject to complex risk factors, including market risk, credit risk, liquidity risk, operational risk and legal risk. The Bank controls these risks under its risk management system. To manage market risk, the Bank uses Value-at-Risk ("VaR") modeling to quantify the maximum total exposure. In its internal model, the Bank measures the VaR based on one year's historical data and the assumptions of a ten-days holding period and a 99% confidence interval.

According to this model, the maximum VaR due to general market risk in the Bank's trading account, including derivatives, was ¥1,656 million (U.S.$14,102 thousand) in the fiscal year ended March 31, 2006 and the average was ¥951 million (U.S.$8,101 thousand). In the fiscal year ended March 31, 2005, the maximum VaR was ¥1,540 million and the average was ¥941 million.

Also, to manage credit risk, the Bank utilizes the current exposure and potential exposure for derivatives, particularly for over-the-counter transactions such as swap contracts.

The consolidated credit risk asset under the capital adequacy ratio for domestic banking was calculated as ¥98,897 million (U.S.$841,899 thousand) and ¥46,845 million as of March 31, 2006 and 2005, respectively. In addition, the fair value estimates for derivatives as of March 31, 2006 and 2005 are adjusted for credit risk by reducing ¥1,227 million (U.S.$10,452 thousand) and ¥791 million, respectively, and also adjusted for liquidity risk by reducing ¥3,630 million (U.S.$30,907 thousand) and ¥2,878 million, respectively, although the amounts of those risks are not reflected in the fair value shown in the following tables.

Risk Management System

The Market Risk Management Division, which is independent of the front office, has the responsibility to manage the risk of the whole Bank. This division controls the measurement of market risk on a daily basis, monitors the market risk status on both the banking and trading divisions and reports periodically to the management. Credit risk is also controlled by the unified credit line and major derivative products are dealt with within the established limits. Credit exposure is monitored accordingly and the Bank may require such things as collateral to reduce credit risk on a case by case basis.

It should be noted that the nominal contract value or notional principal amount is used in determining the value of receipts or payments of interest and as an indicator representative of the volume of transactions, but those values do not necessarily reflect such things as market risk or credit risk.

(a) Interest Rate-Related Transactions

Interest rate-related transactions as of March 31, 2006 and 2005 were as follows:

	Millions of yen							
	2006				2005			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Future contracts (listed):								
Sold	¥ 301,098	¥ 33,357	¥ 734	¥ 734	¥ 2,453	¥ 1,414	¥ 11	¥ 11
Bought	335,842	46,737	(597)	(597)	—	—	—	—
Interest rate options (listed):								
Sold	23,765	—	(26)	(13)	—	—	—	—
Bought	20,034	—	33	18	—	—	—	—
Interest rate swaps (over-the-counter):								
Receive fixed and pay floating	3,933,423	3,481,987	(78,260)	(78,260)	2,865,019	2,223,459	34,033	34,033
Receive floating and pay fixed	2,528,672	2,002,349	33,658	33,658	2,413,627	1,728,094	(27,130)	(27,130)
Receive floating and pay floating	614,399	563,692	3,470	3,470	696,218	625,548	6,965	6,965
Receive fixed and pay fixed	4,732	—	(0)	(0)	5,460	5,222	1	1
Interest rate swaptions (over-the-counter):								
Sold	1,591,499	1,519,853	(28,749)	(11,716)	689,806	679,306	(13,698)	(465)
Bought	2,028,730	1,912,083	86,178	81,734	1,410,626	1,207,276	13,590	12,716
Interest rate options (over-the-counter):								
Sold	365,478	252,535	(1,316)	2,263	460,636	298,114	(724)	4,594
Bought	325,500	200,205	571	(529)	337,349	212,381	266	(1,632)
Total			¥ 15,697	¥ 30,761			¥ 13,314	¥ 29,093

	Thousands of U.S. dollars			
	2006			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Future contracts (listed):				
Sold	$ 2,563,199	$ 283,968	$ 6,251	$ 6,251
Bought	2,858,966	397,864	(5,084)	(5,084)
Interest rate options (listed):				
Sold	202,310	—	(222)	(116)
Bought	170,550	—	288	158
Interest rate swaps (over-the-counter):				
Receive fixed and pay floating	33,484,495	29,641,500	(666,217)	(666,217)
Receive floating and pay fixed	21,526,111	17,045,625	286,531	286,531
Receive floating and pay floating	5,230,268	4,798,604	29,545	29,545
Receive fixed and pay fixed	40,287	—	(0)	(0)
Interest rate swaptions (over-the-counter):				
Sold	13,548,139	12,938,227	(244,740)	(99,744)
Bought	17,270,198	16,277,209	733,619	695,790
Interest rate options (over-the-counter):				
Sold	3,111,247	2,149,787	(11,206)	19,265
Bought	2,770,923	1,704,309	4,868	(4,510)
Total			$ 133,633	$ 261,869

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income in the period of change. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values:
The fair values of listed transactions represent the closing price on the Tokyo International Financial Futures Exchange and other exchanges at the consolidated balance sheet date. The fair values of over-the-counter transactions are calculated mainly by using the discounted present values or option pricing models.

(b) Currency-Related Transactions

Currency-related transactions as of March 31, 2006 and 2005 were as follows:

	Millions of yen							
	2006				2005			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Currency swaps (over-the-counter)	**¥505,296**	**¥439,175**	**¥ 3,442**	**¥ 3,442**	¥232,447	¥156,265	¥(3,038)	¥(3,038)
Forward foreign exchange contracts (over-the-counter):								
Sold	**513,678**	**68,290**	**(8,071)**	**(8,071)**	189,052	26,369	(839)	(839)
Bought	**275,672**	**170,701**	**10,993**	**10,993**	72,297	31,331	(108)	(108)
Currency options (over-the-counter):								
Sold	**393,870**	**268,803**	**(17,767)**	**(1,013)**	91,918	21,300	(1,909)	438
Bought	**451,841**	**254,277**	**18,939**	**6,245**	92,382	11,412	1,597	84
Total			**¥ 7,536**	**¥11,595**			¥(4,297)	¥(3,462)

	Thousands of U.S. dollars			
	2006			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Currency swaps (over-the-counter)	**$4,301,491**	**$3,738,620**	**$ 29,303**	**$ 29,303**
Forward foreign exchange contracts (over-the-counter):				
Sold	**4,372,848**	**581,347**	**(68,711)**	**(68,711)**
Bought	**2,346,746**	**1,453,148**	**93,584**	**93,584**
Currency options (over-the-counter):				
Sold	**3,352,944**	**2,288,270**	**(151,252)**	**(8,624)**
Bought	**3,846,438**	**2,164,615**	**161,230**	**53,163**
Total			**$ 64,154**	**$ 98,715**

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income in the period of change. Fund swap transactions and currency swap transactions for which hedge accounting was adopted in accordance with Industry Audit Committee Report No. 25 of the JICPA were excluded in the table above.

(2) Fair Values:
The fair values are calculated mainly by using the discounted present values or option pricing models.

(c) Equity-Related Transactions

Equity-related transactions as of March 31, 2006 and 2005 were as follows:

	Millions of yen							
	2006				2005			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Equity index futures (listed):								
Sold	¥ —	¥ —	¥ —	¥ —	¥14,987	¥ —	¥ (192)	¥ (192)
Bought	36,576	—	2,605	2,605	—	—	—	—
Equity index options (listed):								
Sold	3,692	—	(1,396)	(970)	1,279	—	(653)	(626)
Bought	12,127	—	2,129	1,382	2,593	—	463	69
Equity options (over-the-counter):								
Sold	198,324	81,292	(20,082)	(10,244)	44,165	—	(2,246)	386
Bought	121,705	39,460	11,833	7,097	13,125	—	341	53
Other (over-the-counter):								
Sold	9,003	8,300	(47)	30	—	—	—	—
Bought	169,726	161,915	10,328	7,723	91,876	90,376	1,367	1,367
Total			¥ 5,368	¥ 7,624			¥ (919)	¥1,056

	Thousands of U.S. dollars			
	2006			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Equity index futures (listed):				
Sold	$ —	$ —	$ —	$ —
Bought	311,367	—	22,176	22,176
Equity index options (listed):				
Sold	31,436	—	(11,892)	(8,263)
Bought	103,240	—	18,124	11,772
Equity options (over-the-counter):				
Sold	1,688,295	692,030	(170,960)	(87,212)
Bought	1,036,054	335,916	100,738	60,421
Other (over-the-counter):				
Sold	76,641	70,656	(405)	260
Bought	1,444,851	1,378,358	87,924	65,751
Total			$ 45,705	$ 64,905

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income in the period of change. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values:
The fair values of listed transactions represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date. The fair values of over-the-counter transactions are calculated mainly by using the discounted present values or option pricing models.

(d) Bond-Related Transactions

Bond-related transactions as of March 31, 2006 and 2005 were as follows:

	Millions of yen							
	2006				2005			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Bond futures (listed):								
Sold	¥ 4,547	¥—	¥10	¥ 10	¥ 963	¥—	¥(12)	¥(12)
Bought	63,939	—	(7)	(7)	1,670	—	2	2
Bond futures options (listed):								
Sold	3,578	—	4	(2)	—	—	—	—
Bought	3,073	—	11	5	—	—	—	—
Total			¥18	¥ 6			¥ (9)	¥ (9)

	Thousands of U.S. dollars			
	2006			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Bond futures (listed):				
Sold	$ 38,714	$—	$ 87	$ 87
Bought	544,302	—	(62)	(62)
Bond futures options (listed):				
Sold	30,464	—	40	(19)
Bought	26,161	—	96	47
Total			$161	$ 53

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income in the period of change. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values:
The fair values of listed transactions represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date.

(e) Commodity Derivatives Transactions

Commodity derivatives transactions as of March 31, 2006 and 2005 were as follows:

	Millions of yen							
	2006				2005			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Commodity swaps (over-the-counter):								
Receive floating and pay fixed	¥—	¥—	¥—	¥—	¥26	¥—	¥ 0	¥ 0
Receive fixed and pay floating	—	—	—	—	26	—	(0)	(0)
Total			¥—	¥—			¥ 0	¥ 0

	Thousands of U.S. dollars			
	2006			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Commodity swaps (over-the-counter):				
Receive floating and pay fixed	$—	$—	$—	$—
Receive fixed and pay floating	—	—	—	—
Total			$—	$—

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income in the period of change. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values:
The fair values are calculated by using factors such as price of the relevant commodity and contract term.

(3) Commodity derivatives were transactions on fuel.

(f) Credit Derivatives Transactions

Credit derivatives transactions as of March 31, 2006 and 2005 were as follows:

	Millions of yen							
	2006				2005			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Credit default option (over-the-counter):								
Sold	**¥695,368**	**¥673,907**	**¥ 1,355**	**¥ 1,355**	¥439,368	¥422,203	¥ 1,516	¥ 1,516
Bought	**679,636**	**659,850**	**(1,797)**	**(1,797)**	399,875	373,375	(1,452)	(1,452)
Total			**¥ (442)**	**¥ (442)**			¥ 64	¥ 64

	Thousands of U.S. dollars			
	2006			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Credit default option (over-the-counter):				
Sold	**$5,919,540**	**$5,736,848**	**$ 11,536**	**$ 11,536**
Bought	**5,785,616**	**5,617,181**	**(15,301)**	**(15,301)**
Total			**$ (3,765)**	**$ (3,765)**

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income in the period of change. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values:
The fair values are calculated by using the discounted present values or other models.

(3) "Sold" stands for accepting credit risk and "Bought" stands for transferring credit risk.

36. Net Income per Common Share

A reconciliation of the differences between basic and diluted net income per common share ("EPS") for the fiscal years ended March 31, 2006 and 2005 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted average shares	EPS	EPS
For the fiscal year ended March 31, 2006:				
Basic EPS				
Net income available to common shareholders	**¥72,226**	**1,358,521**	**¥53.16**	**$0.45**
Effect of dilutive securities				
Preferred stock	**3,872**	**656,350**		
Stock acquisition rights	**—**	**960**		
Diluted EPS				
Net income for computation	**¥76,099**	**2,015,832**	**¥37.75**	**$0.32**
For the fiscal year ended March 31, 2005:				
Basic EPS				
Net income available to common shareholders	¥63,562	1,358,529	¥46.78	
Effect of dilutive securities				
Preferred stock	3,872	569,128		
Stock acquisition rights	—	1		
Diluted EPS				
Net income for computation	¥67,435	1,927,658	¥34.98	

37. Subsequent Events

The following appropriation of retained earnings of the Bank for the fiscal year ended March 31, 2006 was approved at the Board of Directors meeting held on May 23, 2006:

	Millions of yen	Thousands of U.S. dollars
Transfer to legal reserve	**¥ 790**	**$ 6,725**
Dividends:		
Class A preferred share (¥6.50 per share)	**484**	**4,124**
Class B preferred share (¥2.42 per share)	**1,452**	**12,361**
Common share (¥1.48 per share)	**2,010**	**17,116**
Total	**¥4,737**	**$40,326**

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan
Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Shinsei Bank, Limited

We have audited the accompanying consolidated balance sheets of Shinsei Bank, Limited (the "Bank") and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining,on a test basis, evidence supporting the amounts and disclosures in the financial statements,assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank and consolidated subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Tokyo, Japan
June 23, 2006

Member of
Deloitte Touche Tohmatsu

Non-Consolidated Balance Sheets (Unaudited)

Shinsei Bank, Limited
As of March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note)
	2006	2005	2006
ASSETS			
Cash and due from banks	¥ 315,282	¥ 162,208	$ 2,683,937
Call loans	50,000	70,000	425,641
Collateral related to securities borrowing transactions	33,107	3,744	281,837
Other monetary claims purchased	40,233	108,410	342,503
Trading assets	173,315	166,817	1,475,406
Monetary assets held in trust	556,448	415,395	4,736,938
Securities	1,809,798	1,820,753	15,406,474
Loans and bills discounted	3,961,246	3,443,721	33,721,349
Foreign exchanges	12,140	8,550	103,349
Other assets	282,669	220,972	2,406,309
Premises and equipment	26,701	26,499	227,305
Deferred discounts on and issuance expenses for debentures	177	285	1,515
Deferred tax assets	27,965	23,543	238,067
Customers' liabilities for acceptances and guarantees	30,985	49,896	263,776
Reserve for credit losses	(111,421)	(124,499)	(948,513)
Total assets	¥7,208,651	¥6,396,302	$61,365,893
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits, including negotiable certificates of deposit	¥4,158,192	¥3,528,879	$35,397,913
Debentures	1,021,419	1,246,862	8,695,148
Call money	30,000	204,295	255,384
Trading liabilities	129,059	64,296	1,098,656
Borrowed money	314,789	325,394	2,679,743
Foreign exchanges	325	289	2,775
Corporate bonds	447,024	50,000	3,805,439
Other liabilities	213,567	128,663	1,818,059
Accrued employees' bonuses	10,040	7,616	85,473
Reserve for retirement benefits	200	1,010	1,703
Reserve for loss on disposition of premises and equipment	—	153	—
Acceptances and guarantees	30,985	49,896	263,776
Total liabilities	6,355,605	5,607,357	54,104,069
Shareholders' equity:			
Capital stock:			
Common stock	180,853	180,853	1,539,574
Preferred stock	270,443	270,443	2,302,232
Capital surplus	18,558	18,558	157,984
Retained earnings:			
Legal reserve	7,777	6,249	66,206
Unappropriated retained earnings	372,749	307,022	3,173,148
Net unrealized gain on securities available-for-sale, net of taxes	2,670	5,822	22,735
Treasury stock, at cost			
9,772 shares in 2006 and 6,749 shares in 2005	(6)	(4)	(55)
Total shareholders' equity	853,046	788,945	7,261,824
Total liabilities and shareholders' equity	¥7,208,651	¥6,396,302	$61,365,893

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥117.47=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2006.

Non-Consolidated Statements of Income (Unaudited)

Shinsei Bank, Limited
For the fiscal years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note)
	2006	2005	2006
Interest income:			
Interest on loans and bills	¥ 57,917	¥ 58,595	$ 493,041
Interest and dividends on securities	21,036	15,551	179,077
Interest on deposits with banks	2,019	2,775	17,195
Other interest income	1,647	4,903	14,023
Total interest income	82,620	81,826	703,336
Interest expenses:			
Interest on deposits, including negotiable certificates of deposit	16,994	13,713	144,674
Interest and discounts on debentures	4,720	6,201	40,184
Interest on other borrowings	5,895	8,896	50,191
Other interest expenses	4,787	316	40,757
Total interest expenses	32,398	29,127	275,806
Net interest income	50,221	52,698	427,530
Fees and commissions income	22,065	20,516	187,841
Fees and commissions expenses	10,659	8,859	90,739
Net fees and commissions	11,406	11,657	97,102
Net trading income	20,276	22,192	172,611
Other business income, net:			
Income on monetary assets held in trust, net	39,508	29,361	336,330
Net gain (loss) on foreign exchanges	10,266	(208)	87,397
Net (loss) gain on securities	(2,756)	3,377	(23,462)
Net gain on other monetary claims purchased	2,241	3,848	19,081
Other, net	4,901	144	41,725
Net other business income	54,162	36,523	461,071
Total revenue	136,067	123,071	1,158,314
General and administrative expenses:			
Personnel expenses	30,009	29,805	255,465
Premises expenses	11,028	11,152	93,885
Technology and data processing expenses	9,695	8,120	82,534
Advertising expenses	2,562	3,358	21,811
Consumption and property taxes	3,815	3,393	32,481
Deposit insurance premium	2,307	2,115	19,645
Other general and administrative expenses	14,442	12,142	122,943
Total general and administrative expenses	73,860	70,088	628,764
Net business profit	62,206	52,982	529,550
Net credit recoveries	(4,937)	(16,364)	(42,034)
Other losses, net	(504)	(4,487)	(4,294)
Income before income taxes	66,639	64,859	567,290
Income tax (benefit):			
Current	(5,991)	(2,374)	(51,002)
Deferred	(2,260)	(864)	(19,239)
Net income	¥ 74,890	¥ 68,097	$ 637,531
	Yen		U.S. dollars (Note)
Basic net income per common share	¥ 52.27	¥ 47.27	$ 0.44
Diluted net income per common share	37.15	35.32	0.32

Non-Consolidated Statements of Retained Earnings (Unaudited)

Shinsei Bank, Limited
For the fiscal years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note)
	2006	2005	2006
Legal reserve:			
Balance at beginning of year	¥ 6,249	¥ 4,823	$ 53,204
Transfer from unappropriated retained earnings	1,527	1,426	13,002
Balance at end of year	¥ 7,777	¥ 6,249	$ 66,206
Unappropriated retained earnings:			
Balance at beginning of year	¥307,022	¥247,485	$2,613,623
Appropriation:			
Transfer to legal reserve	(1,527)	(1,426)	(13,002)
Dividends paid	(7,635)	(7,133)	(65,004)
Net income	74,890	68,097	637,531
Balance at end of year	¥372,749	¥307,022	$3,173,148

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥117.47=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2006.

Organization

As of June 6, 2006

- Board of Directors
  - Nomination Committee — Office of Corporate Secretary
  - Audit Committee — Office of Audit Committee
  - Compensation Committee
- CEO
  - Internal Audit Division
    - (Investigation Department)
- Management Committee
  - Office of CIO
  - Office of CLO
  - Institutional Banking Group (IBG)
    - IB Business Division
      - New York Representative Office
    - Active Credit Portfolio Management Division
    - Process Control Division
    - Corporate Banking Business Sub-Group
      - Corporate Advisory Division
      - Asset Management Division
      - Strategic Business Unit I ~ V
      - Priority Business Unit I ~ IV
      - Corporate Business Unit I ~ V
      - Finance Company Business Unit
      - Business Solution Unit
      - Osaka Strategic Business Unit
      - Osaka Corporate Business Unit
      - Osaka Business Solution Unit
      - (Unit at Specific Branch)*1
    - Real Estate Finance Sub-Group
    - Public Sector Finance Sub-Group
    - Corporate Business Solutions Sub-Group
      - International Principal Finance Division
      - Corporate Revitalization Division
      - Private Equity Division
      - Credit Trading Division
      - Real Estate Principal Investment Division
      - Specialty Finance Division
    - Financial Institutions and Capital Markets Sub-Group
      - Capital Markets Division
      - FIBD I
      - FIBD II
      - FIBD III
      - Osaka FIBD
      - (Unit at Specific Branch) *1
    - Consumer and Commercial Finance Sub-Group
  - Retail Banking Group (RBG)
    - Retail Business Division
    - Customer Safety and Security Divsion
    - Marketing Division
    - Direct Marketing Division
    - Customer Growth and Development Division
      - (Customer Care Department)
    - Wealth Management Division
    - Platinum Banking Division
      - Head Office SFC
        - (Ginza Annex)
        - (Ginza Corridor Street Annex)
        - (Kyobashi Annex)
        - (Nihombashi Annex)
      - Sapporo SFC
      - Sendai SFC
      - Kanazawa SFC
      - Omiya SFC
      - LaLaport SFC
      - Tokyo SFC
      - Ikebukuro SFC
      - Ueno SFC
      - Kichijoji SFC
      - Shinjuku SFC
        - (Shinjuku South Annex)
      - Shiodome SIO-SITE SFC
      - Roppongi Hills SFC
        - (Keyakizakadori Annex)
      - Shibuya SFC
        - (Omotesando Hills Annex)
      - Hiroo SFC
      - Meguro SFC
      - Futakotamagawa SFC
      - Hachioji SFC
      - Yokohama SFC
      - Fujisawa SFC
      - Nagoya SFC
      - Kyoto SFC
      - Osaka SFC
      - Umeda SFC
        - (Hankyu-Umeda Annex)
      - Namba SFC
        - (Shinsaibashi Annex)
      - Kobe SFC
      - Hiroshima SFC
      - Takamatsu SFC
      - Fukuoka SFC
    - Direct Banking Division
    - Channel Planning Division
    - Products and Retail ALM Division
    - Loan Products Division—Marunouchi Annex
    - Insurance Products Division
    - Excellence in Banking Division
    - Retail Services Sub-Group
      - Retail Services Division
      - Channel Management Division
      - Retail Technology Division
  - Finance Group (FNG)
    - Management Accounting Division
    - Regulatory Accounting Division
    - Financial Accounting Division
    - Treasury Division
    - Financial Projects Division
      - (Basel II Project Management Department)
    - Capital Markets Product Control Division
    - Financial Strategies Division
  - Banking Infrastructure Group (BIG)
    - Information Technology Division
    - Operations Planning and Administration Division
    - Operations Services Division
      - Grand Cayman Branch
    - Technology Support Division
    - Operation Support Division
  - Risk Management Group (RMG)
    - Portfolio and Risk Management Division
    - Market Risk Management Division
    - Credit Risk Division
    - Financial Engineering Risk Management Division
    - Retail Banking Risk Management Division
    - Risk Management Planning and Policy Division
  - Corporate Affairs Group (CAG)
    - Human Resources Division
    - Corporate Communications Division
      - Social and Cultural Contribution Promotion Department
    - General Services Division
    - Corporate Strategy Division
    - Compliance Division
    - Legal Division
    - Credit Assessment Division

*1 Sapporo, Sendai, Kanazawa, Nagoya, Hiroshima, Takamatsu and Fukuoka

Abbreviations:
FIBD: Financial Institutions Business Division
SFC: Shinsei Financial Center

Directors and Executives

As of June 26, 2006

Board of Directors

Masamoto Yashiro	Chairman of the Board, Shinsei Bank, Limited
Thierry Porté	President, CEO, Shinsei Bank, Limited
Junji Sugiyama	Vice Chairman, Shinsei Bank, Limited
Akira Aoki*	Senior Advisor, Japan Securities Finance Co., Ltd.
Michael J. Boskin*	Professor, Stanford University
Emilio Botín*	Chairman, Grupo Santander
Timothy C. Collins*	CEO, Ripplewood Holdings, LLC
J. Christopher Flowers*	Chairman, J. C. Flowers & Co., LLC
Takashi Imai*	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
Shigeru Kani*	Former Director, Administration Department, The Bank of Japan
Fred H. Langhammer*	Chairman, Global Affairs, The Estée Lauder Companies, Inc.
Minoru Makihara*	Senior Corporate Advisor, Mitsubishi Corporation
Yasuharu Nagashima*	Lawyer
Lucio A. Noto*	Former Vice Chairman, Exxon Mobil Corporation
Nobuaki Ogawa*	Lawyer
John S. Wadsworth, Jr.*	Advisory Director, Morgan Stanley
Teruaki Yamamoto	President, APLUS Co., Ltd.

Notes: 1. * Outside directors as stipulated in Article 2, Item 15, 7-2 of the Corporation Act
2. Committee memberships:
Nomination Committee: Minoru Makihara (Chairman); Michael J. Boskin, Timothy C. Collins, J. Christopher Flowers, Lucio A. Noto, Thierry Porté, Masamoto Yashiro
Audit Committee: Akira Aoki (Chairman); Shigeru Kani, Yasuharu Nagashima, Nobuaki Ogawa
Compensation Committee: J. Christopher Flowers (Chairman); Emilio Botín, Timothy C. Collins, Fred H. Langhammer, Minoru Makihara, John S. Wadsworth, Jr.

Senior Advisors

John S. Reed	Former Chairman, Citigroup Inc.
Paul A. Volcker	Former Chairman, Board of Governors of the Federal Reserve System

Statutory Executive Officers

Representative Statutory Executive Officer, President, Chief Executive Officer	Thierry Porté
Representative Statutory Executive Officer, Vice Chairman	Junji Sugiyama
Executive Vice President, Institutional Banking Group	Clark Graninger
Senior Managing Executive Officer, Chief Financial Officer	Rahul Gupta
Senior Managing Executive Officer, Retail Banking Group	Satoru Katayama
Senior Managing Executive Officer, Financial Institutions and Capital Markets Sub-Group	Masazumi Kato
Senior Managing Executive Officer, Corporate Banking Business Sub-Group	Junzo Tomii
Managing Executive Officer, Corporate Affairs Group	Kazumi Kojima
Statutory Executive Officer, Public Sector Finance Sub-Group	Kazuya Fujimoto
Statutory Executive Officer, Corporate Strategy Division	Norio Funayama
Statutory Executive Officer, Financial Institutions Business Division III	Michimasa Honda
Statutory Executive Officer, Banking Infrastructure Group	Michiyuki Okano
Statutory Executive Officer, Banking Infrastructure Group	Yoshikazu Sato
Statutory Executive Officer, General Manager of Osaka Branch, Strategic Business Unit I	Takashi Tsuchiya

Advisors

Dhananjaya Dvivedi	Advisor to the President
Janak Raj	Advisor to the President, Chairman and CEO of Shinsei International Limited
K. Sajeeve Thomas	Advisor to the President

Employees

Non-consolidated, as of March 31, 2006, 2005 and 2004

	2006	2005	2004
Number of Employees	**2,094**	2,041	2,122
Male	**1,135**	1,165	1,235
Female	**959**	876	887
Average age	**37 years 8 months**	37 years 4 months	36 years 9 months
Average years of service	**10 years 2 months**	10 years 6 months	10 years 8 months

Major Subsidiaries and Affiliates

As of March 31, 2006

Major Domestic Subsidiaries

Name	Location	Main business	Capital (Millions of yen)	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
Shinsei Trust & Banking Co., Ltd.	Tokyo, Japan	Trust banking	¥5,000	100.00%	100.00%	—%
Shinsei Information Technology Co., Ltd.	Tokyo, Japan	Information technology	100	100.00	100.00	—
Shinsei Securities Co., Ltd.	Tokyo, Japan	Securities	5,500	100.00	100.00	—
Shinsei Investment Management Co., Ltd.	Tokyo, Japan	Investment trust and discretionary investment advising	495	100.00	100.00	—
Chowa Tatemono Co., Ltd.	Tokyo, Japan	Real estate leasing	10	100.00	100.00	—
Life Housing Loan Co., Ltd.	Tokyo, Japan	Housing loan	1,000	100.00	—	100.00
Shinsei Property Finance Co., Ltd.	Tokyo, Japan	Real estate collateral finance	250	100.00	100.00	—
Shinsei Business Finance Co., Ltd.	Tokyo, Japan	Small business lending	984	75.00	75.00	—
Shinseigin Finance Co., Ltd.	Tokyo, Japan	Finance	10	100.00	100.00	—
Shinsei Servicing Company	Tokyo, Japan	Servicing business	500	100.00	—	100.00
APLUS Co., Ltd.	Osaka, Japan	Installment credit	15,000	63.50	—	63.50
Zen-Nichi Shinpan Co., Ltd.	Okayama, Japan	Installment credit	5,550	97.20	—	97.20
Showa Leasing Co., Ltd.	Tokyo, Japan	Leasing	24,300	96.30	96.30	—

Major Overseas Subsidiaries

Name	Location	Main business	Capital	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
Shinsei Bank Finance N.V.	Curaçao, Netherlands Antilles	Finance	$2.1 million	100.00%	100.00%	—%
Shinsei Capital (USA), Ltd.	Wilmington, Delaware, USA	Finance	0	100.00	100.00	—
Shinsei International Limited	London, UK	Securities	£3 million	100.00	100.00	—
Shinsei Finance (Cayman), Limited	Grand Cayman, Cayman Islands	Finance	$790 million	100.00	100.00	—
Shinsei Finance II (Cayman), Limited	Grand Cayman, Cayman Islands	Finance	$712 million	100.00	100.00	—

Affiliates Accounted for Using the Equity Method

Name	Location	Main business	Capital	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
SHINKI Co., Ltd.	Tokyo, Japan	Financing for individuals and small businesses	¥12,665 million	36.40%	36.40%	—%
Raffia Capital Co., Ltd.	Tokyo, Japan	Private equity fund management	¥10 million	50.00	50.00	—
Hillcot Holdings Limited	Hamilton, Bermuda	Holding company	$24,000	33.70	33.70	—
BlueBay Asset Management Limited	London, UK	Asset management	£12,000	25.00	25.00	—

Corporate Information

Established
1952

Fiscal Year
From April 1 to March 31

Paid-in Capital
¥451,296 million

Number of Shares Authorized
Common Shares(*1):
2,500,000,000
Preferred Shares:
674,528,000

Number of Shares Issued
Common Shares(*2, 3):
1,358,537,606
Preferred Shares:
Class A 74,528,000
Class B 600,000,000

Ten Largest Shareholders(*4)

Rank	Shareholder	Thousands of Common Shares	%
1	State Street Bank and Trust Company	131,124	9.65
2	J. Christopher Flowers	88,283	6.49
3	The Chase Manhattan Bank, N.A. London	69,161	5.09
4	Santander Investment SA, C. Central Valores	63,766	4.69
5	State Street Bank and Trust Company 505103	57,294	4.21
6	Morgan Stanley & Co. Inc	46,897	3.45
7	The Master Trust Bank of Japan, Ltd. (Trust Account)	41,807	3.07
8	Japan Trustee Services Bank, Ltd. (Trust Account)	38,252	2.81
9	Mellon Bank N.A. as Agent for its Client Mellon Omnibus US Pension	34,742	2.55
10	The Bank of New York, Treaty JASDEC Account	31,486	2.31

(As of March 31, 2006)

(*1) Reduced from 5,000,000,000 to 2,500,000,000 on July 29, 2003.
(*2) There was a 1-for-2 reverse stock split on July 29, 2003.
(*3) Since February 19, 2004, the Bank's common shares have been listed on the First Section of the Tokyo Stock Exchange.
(*4) 1. *Based on the number of shares held in which such shareholder has the beneficiary interest and to* the extent such information is available to the Bank.
2. Mr. J. Christopher Flowers is a director of the Bank.

Network

Americas:
New York Representative Office
Shinsei Capital (USA), Ltd.
Grand Cayman Branch
Shinsei Bank Finance N.V.

Domestic Branches:
Head Office (Tokyo)
Marunouchi Annex
(Housing Loan Center Tokyo)
Ginza Annex
Ginza Corridor Street Annex
Kyobashi Annex
Nihombashi Annex
Sapporo Branch
Sendai Branch
Kanazawa Branch
Omiya Branch
LaLaport Branch
Tokyo Branch
Ikebukuro Branch
Ueno Branch
Kichijoji Branch
Shinjuku Branch
Shinjuku South Annex
Shiodome SIO-SITE Branch
Roppongi Hills Branch
Keyakizakadori Annex
Shibuya Branch
Omotesando Hills Annex
Hiroo Branch
Meguro Branch
Futakotamagawa Branch
Hachioji Branch
Yokohama Branch
Fujisawa Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Umeda Branch
Hankyu-Umeda Annex
Namba Branch
Shinsaibashi Annex
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch

(As of June 6, 2006)

Domestic Sub-Branches (ATM only):
Tokyo Metro stations
55 locations
Keikyu Station Bank
48 locations
Other train stations
12 locations
Other
91 locations

(As of May 31, 2006)

Co-managed under a tie-up with Seven Bank, Ltd.
11,555 locations

(As of May 31, 2006)

Web Site

Our bilingual web site provides a wide range of information covering our retail and institutional businesses, corporate data and investor relations.



Retail
http://www.shinseibank.com/english/
The Retail web site provides information on our comprehensive retail account, *PowerFlex*. Customers can log on to our internet banking service, Shinsei *PowerDirect*, submit requests for information on *PowerFlex* and apply to open an account. Product offerings, campaigns, branch and ATM information, and detailed explanations on foreign currency deposits and investment trusts are covered in the Retail site.



Institutional
http://www.shinseibank.com/institutional/en/
Our Institutional web site provides information for our institutional customers on our solutions, products and services. It also contains details of our branches and affiliates.



Small Business
http://www.shinseibank.com/nonbank/en/
The Small Business web site provides information on unsecured and secured loans for small business owners. It also contains introductions to our consumer and commercial finance subsidiaries.



About Shinsei Bank
http://www.shinseibank.com/investors/en/about/
This web site provides information on our strategy and corporate profile, and lists our board members and management. It also contains news releases and ratings information.



Investor Relations
http://www.shinseibank.com/investors/en/ir/
The Investor Relations web site covers performance highlights and selected financial information, share price information, disclosure materials (annual reports, interim reports) and share administration information. It also provides webcasts of investors' meetings on financial results.

For further information, please contact:
Corporate Communications Division
Shinsei Bank, Limited
1-8, Uchisaiwaicho 2-chome,
Chiyoda-ku, Tokyo 100-8501, Japan
Tel: 81-3-5511-5111 Fax: 81-3-5511-5505
URL: http://www.shinseibank.com
E-mail: Shinsei_IR@shinseibank.com

